             As filed with the Securities and Exchange Commission.

                                              Securities Act File No. 333-11415
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                    FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933         [X]

                                      and
                         PRE-EFFECTIVE AMENDMENT NO. 1


                        REGISTRATION STATEMENT UNDER THE
                   INVESTMENT COMPANY ACT OF 1940        [  ]

                       NATIONWIDE VA SEPARATE ACCOUNT - B
                           (EXACT NAME OF REGISTRANT)

                 NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                ONE NATIONWIDE PLAZA, COLUMBUS, OHIO 43216-6609
        (Address of Depositor's Principal Executive Offices) (Zip Code)
       Depositor's Telephone Number, including Area Code: (614) 249-7111

 GORDON E. MCCUTCHAN, SECRETARY, ONE NATIONWIDE PLAZA, COLUMBUS, OHIO 43216-6609
                    (Name and Address of Agent for Service)



The Registrant has elected to register an indefinite number of securities in accordance with Rule 24f-2 under the Investment Company Act of 1940. Pursuant to Paragraph (a)(3) thereof, a non-refundable fee in the amount of $500 has been paid.

Approximate date of proposed public offering:  December 27, 1996.


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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
                       NATIONWIDE VA SEPARATE ACCOUNT - B
                    REFERENCE TO ITEMS REQUIRED BY FORM N-4

Caption in Prospectus and Statement of Additional Information and Other Information

N-4 ITEM                                                                                              PAGE
Part A     INFORMATION REQUIRED IN A PROSPECTUS
    Item    1.   Cover page . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  3
    Item    2.   Definitions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
    Item    3.   Synopsis or Highlights . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
    Item    4.   Condensed Financial Information  . . . . . . . . . . . . . . . . . . . . . . . . . .  N/A
    Item    5.   General Description of Registrant, Depositor, and
                 Portfolio Companies  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
    Item    6.   Deductions and Expenses  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
    Item    7.   General Description of Variable Annuity Contracts  . . . . . . . . . . . . . . . . . . 17
    Item    8.   Annuity Period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 21
    Item    9.   Death Benefit and Distributions  . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
    Item   10.   Purchases and Contract Value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
    Item   11.   Redemptions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
    Item   12.   Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
    Item   13.   Legal Proceedings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34
    Item   14.   Table of Contents of the Statement of Additional Information . . . . . . . . . . . . . 34

Part B     INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION
    Item   15.   Cover Page . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43
    Item   16.   Table of Contents  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43
    Item   17.   General Information and History  . . . . . . . . . . . . . . . . . . . . . . . . . . . 43
    Item   18.   Services . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 43
    Item   19.   Purchase of Securities Being Offered . . . . . . . . . . . . . . . . . . . . . . . . . 43
    Item   20.   Underwriters . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44
    Item   21.   Calculation of Performance Information . . . . . . . . . . . . . . . . . . . . . . . . 44
    Item   22.   Annuity Payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
    Item   23.   Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46

Part C     OTHER INFORMATION
    Item   24.   Financial Statements and Exhibits  . . . . . . . . . . . . . . . . . . . . . . . . . . 66
    Item   25.   Directors and Officers of the Depositor  . . . . . . . . . . . . . . . . . . . . . . . 68
    Item   26.   Persons Controlled by or Under Common Control with the Depositor or
                 Registrant . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 70
    Item   27.   Number of Contract Owners  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 79
    Item   28.   Indemnification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 79
    Item   29.   Principal Underwriter  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 79
    Item   30.   Location of Accounts and Records . . . . . . . . . . . . . . . . . . . . . . . . . . . 81
    Item   31.   Management Services  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 81
    Item   32.   Undertakings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 81





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
                 NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

                                  HOME OFFICE
                                 P.O. BOX 16609
                   COLUMBUS, OHIO 43216-6609, 1-800-848-6331
                               TDD 1-800-238-3035

     INDIVIDUAL MODIFIED SINGLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS
                ISSUED BY THE NATIONWIDE VA SEPARATE ACCOUNT - B
                OF NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

      The Individual Modified Single Premium Deferred Variable Annuity Contracts described in this prospectus are modified single Purchase Payment Contracts (collectively referred to as the "Contracts"). The Contracts are sold either as Non-Qualified Contracts; as Individual Retirement Annuities with contributions rolled-over from certain tax-qualified plans such as Tax Sheltered Annuity plans, Qualified Plans or IRAs; or as Tax Sheltered Annuities with contributions rolled over or transferred from other Tax Sheltered Annuity Plans. Annuity payments under the Contracts are deferred until a selected later date.

      Purchase Payments are allocated to the Nationwide VA Separate Account-B ("Variable Account"), a separate account of Nationwide Life and Annuity Insurance Company (the "Company"). The Variable Account is divided into Sub-Accounts, each of which invests in shares of one of the underlying Mutual Fund options described below:

                                    DREYFUS
 Dreyfus Stock Index Fund          The Dreyfus Socially Responsible  Growth Fund

                FIDELITY VARIABLE INSURANCE PRODUCTS (VIP) FUND
Equity-Income Portfolio         Growth Portfolio         High Income Portfolio*
                              Overseas Portfolio


               FIDELITY VARIABLE INSURANCE PRODUCTS (VIP) FUND II
 Asset Manager Portfolio                                  Contrafund Portfolio

                    NATIONWIDE SEPARATE ACCOUNT TRUST (NSAT)
          Capital Appreciation Fund              Government Bond Fund
                               Money Market Fund
    Small Company Fund                                     Total Return Fund

                  NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST
              Growth Portfolio              Limited Maturity Bond Portfolio
                              Partners Portfolio

                       OPPENHEIMER VARIABLE ACCOUNT FUNDS
Oppenheimer Bond Fund                         Oppenheimer Global Securities Fund
                      Oppenheimer Multiple Strategies Fund

                          STRONG SPECIAL FUND II, INC.

                     STRONG VARIABLE INSURANCE FUNDS, INC.
Strong Discovery Fund II, Inc.                Strong International Stock Fund II

    TCI PORTFOLIOS, INC., AN AFFILIATE OF TWENTIETH CENTURY COMPANIES, INC.
      TCI Balanced                TCI Growth                   TCI International

                       VAN ECK WORLDWIDE INSURANCE TRUST
   Worldwide Bond Fund                        Gold and Natural Resources Fund

               VAN KAMPEN AMERICAN CAPITAL LIFE INVESTMENT TRUST
                          Real Estate Securities Fund

                              WARBURG PINCUS TRUST
 International Equity Portfolio                  Small Company Growth Portfolio

*The High Income Portfolio may invest in lower quality debt securities commonly referred to as junk bonds.


      This prospectus provides you with the basic information you should know about the Individual Modified Single Premium Deferred Variable Annuity Contracts issued by the Nationwide VA Separate Account - B before investing. You should read it and keep it for future reference. A Statement of Additional Information dated December 27, 1996 containing further information about the Contracts and the Nationwide VA Separate Account - B has been filed with the Securities and Exchange Commission. You can obtain a copy without charge from Nationwide Life and Annuity Insurance Company by calling 1-800-848-6331, or writing P.O. Box 16609, Columbus, Ohio 43216-6609.




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                                    3 of 84

INVESTMENTS IN THESE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, AND ARE NOT GUARANTEED OR ENDORSED BY, THE ADVISER OF ANY OF THE UNDERLYING MUTUAL FUNDS IDENTIFIED ABOVE, THE U.S. GOVERNMENT, OR ANY BANK OR BANK AFFILIATE. INVESTMENTS ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENTAL AGENCY. ANY INVESTMENT IN THE CONTRACT INVOLVES CERTAIN INVESTMENT RISK WHICH MAY INCLUDE THE POSSIBLE LOSS OF PRINCIPAL.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


THE STATEMENT OF ADDITIONAL INFORMATION, DATED DECEMBER 27, 1996, IS INCORPORATED HEREIN BY REFERENCE. THE TABLE OF CONTENTS FOR THE STATEMENT OF ADDITIONAL INFORMATION APPEARS ON PAGE 32 OF THE PROSPECTUS.

               THE DATE OF THIS PROSPECTUS IS DECEMBER 27, 1996.





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
                           GLOSSARY OF SPECIAL TERMS

ACCUMULATION UNIT- An accounting unit of measure used to calculate the Variable Account Contract Value prior to the Annuitization Date.

ANNUITANT- The person designated to receive annuity payments and upon whose continuation of life any annuity payments involving life contingencies depends. This person must be age 85 or younger at the time of Contract issuance unless the Company has approved a request for an Annuitant of greater age. The Annuitant may be changed prior to the Annuitization Date with the consent of the Company.

ANNUITIZATION- The period during which annuity payments are actually received.

ANNUITIZATION DATE- The date on which annuity payments actually commence.

ANNUITY COMMENCEMENT DATE- The date on which annuity payments are scheduled to commence. The Annuity Commencement Date is shown on the Data Page of the Contract, and is subject to change by the Owner.

ANNUITY PAYMENT OPTION- The chosen form of annuity payments. Several options are available under the Contract.

ANNUITY UNIT- An accounting unit of measure used to calculate the value of Variable Annuity payments.

BENEFICIARY- The Beneficiary is the person designated to receive certain benefits under the Contract upon the death of the Designated Annuitant prior to the Annuitization Date. The Beneficiary can be changed by the Contract Owner as set forth in the Contract.

CODE- The Internal Revenue Code of 1986, as amended.

COMPANY- Nationwide Life and Annuity Insurance Company.

CONTINGENT BENEFICIARY- The Contingent Beneficiary is the person designated to be the Beneficiary if the named Beneficiary is not living at the time of the death of the Designated Annuitant.

CONTINGENT DESIGNATED ANNUITANT- The Contingent Designated Annuitant may be the recipient of certain rights or benefits under this Contract when the Designated Annuitant dies before the Annuitization Date. If a Contingent Designated Annuitant is named on the application, all provisions of the Contract which are based on the death of the Designated Annuitant will be based on the death of the last survivor of the Designated Annuitant and the Contingent Designated Annuitant. A Contingent Designated Annuitant may not be named for Contracts issued as IRAs or Tax Sheltered Annuities.

CONTINGENT OWNER- A Contingent Owner succeeds to the rights of the Contract Owner upon the Contract Owner's death before Annuitization. A Contingent Owner may not be named for Contracts issued as IRAs or Tax Sheltered Annuities.

CONTRACT- The Individual Modified Single Premium Deferred Variable Annuity Contract described in this prospectus.

CONTRACT ANNIVERSARY- An anniversary of the Date of Issue of the Contract.

CONTRACT OWNER (OWNER)- The Contract Owner is the person who possesses all rights under the Contract, including the right to designate and change any designations of the Owner, Contingent Owner, Designated Annuitant, Contingent Designated Annuitant, Beneficiary, Contingent Beneficiary, Annuity Payment Option, and the Annuity Commencement Date.

CONTRACT VALUE- The sum of the value of all Variable Account Accumulation Units attributable to the Contract plus any amount held under the Contract in the Fixed Account.

CONTRACT YEAR- Each year the Contract remains in force commencing with the Date of Issue.

DATE OF ISSUE- The date shown as the Date of Issue on the Data Page of the Contract.

DEATH BENEFIT- The benefit payable upon the death of the Designated Annuitant (or the Contingent Designated Annuitant, if applicable). This benefit does not apply upon the death of the Contract Owner when the Owner and Designated Annuitant are not the same person. If the Annuitant dies after the Annuitization Date, any benefit that may be payable shall be as specified in the Annuity Payment Option elected.




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
DESIGNATED ANNUITANT- The person designated prior to the Annuitization Date to receive annuity payments. No change of Designated Annuitant may be made without the prior consent of the Company.

DISTRIBUTION- Any payment of part or all of the Contract Value.

ERISA- The Employee Retirement Income Security Act of 1974, as amended.

FIXED ACCOUNT- The Fixed Account is made up of all assets of the Company other than those in the Variable Account or any other segregated asset account of the Company.

FIXED ANNUITY- An annuity providing for payments which are guaranteed by the Company as to dollar amount during Annuitization.

HOME OFFICE- The main office of the Company located in Columbus, Ohio.

INDIVIDUAL RETIREMENT ANNUITY (IRA)- An annuity which qualifies for favorable tax treatment under Section 408 of the Code.

INTEREST RATE GUARANTEE PERIOD- An Interest Rate Guarantee Period is the interval of time during which an interest rate credited to the Fixed Account is guaranteed to remain the same. For new Purchase Payments allocated to the Fixed Account or transfers from the Variable Account, this period begins upon the date of deposit or transfer and ends at the end of the calendar quarter at least one year (but not more than 15 months) from deposit or transfer. At the end of an Interest Rate Guarantee Period, a new interest rate is declared with an Interest Rate Guarantee Period starting at the end of the prior period and ending at the end of the calendar quarter one year later.

JOINT OWNER- The Joint Owner, if any, possesses an undivided interest in the entire Contract in conjunction with the Owner. IF A JOINT OWNER IS NAMED, REFERENCES TO "CONTRACT OWNER" OR "OWNER" IN THIS PROSPECTUS WILL APPLY TO BOTH THE OWNER AND JOINT OWNER. JOINT OWNERS MUST BE SPOUSES AT THE TIME JOINT OWNERSHIP IS REQUESTED.

MUTUAL FUND (FUND)- A registered management investment company in which the assets of the Sub-Accounts of the Variable Account will be invested.

NET ASSET VALUE- The worth of one share at the end of a market day or at the close of the New York Stock Exchange. Net Asset Value is computed by adding the value of all portfolio holdings plus other assets, deducting liabilities and then dividing the results by the number of shares outstanding.

NON-QUALIFIED CONTRACT- A Contract which does not qualify for favorable tax treatment under the provisions of Sections 401 or 403(a) (Qualified Plans), 408
(IRAs) or 403(b) (Tax-Sheltered Annuities) of the Code.

PURCHASE PAYMENT- A deposit of new value into the Contract. The term "Purchase Payment" does not include transfers between the Variable Account and Fixed Account, or among the Sub-Accounts.

QUALIFIED PLANS- Retirement plans which receive favorable tax treatment under
Section 401 or 403(a) of the Code.

SUB-ACCOUNTS- Separate and distinct divisions of the Variable Account, to which specific underlying Mutual Fund shares are allocated and for which Accumulation Units and Annuity Units are separately maintained.

TAX SHELTERED ANNUITY- An annuity which qualifies for favorable tax treatment under Section 403(b) of the Code.

VALUATION DATE- Each day the New York Stock Exchange and the Company's Home Office are open for business or any other day during which there is a sufficient degree of trading of the Variable Account's underlying Mutual Fund shares that the current Net Asset Value of its Accumulation Units might be materially affected.

VALUATION PERIOD- The period of time commencing at the close of business of the New York Stock Exchange and ending at the close of business for the next succeeding Valuation Date.

VARIABLE ACCOUNT- The Nationwide VA Separate Account - B, a separate investment account of the Company into which Variable Account Purchase Payments are allocated. The Variable Account is divided into Sub-Accounts, each of which invests in the shares of a separate underlying Mutual Fund.

VARIABLE ANNUITY- An annuity providing for payments which are not predetermined or guaranteed as to dollar amount and which vary in amount with the investment experience of the Variable Account.




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
                               TABLE OF CONTENTS

GLOSSARY OF SPECIAL TERMS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
SUMMARY OF CONTRACT EXPENSES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   7
UNDERLYING MUTUAL FUND ANNUAL EXPENSES  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   8
SYNOPSIS  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  11
CONDENSED FINANCIAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   N/A
NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
THE VARIABLE ACCOUNT  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         Underlying Mutual Fund Options . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
         Voting Rights  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  12
VARIABLE ACCOUNT CHARGES, PURCHASE PAYMENTS, AND OTHER DEDUCTIONS . . . . . . . . . . . . . . . . . . . . . . .  13
         Mortality Risk Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Expense Risk Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Contingent Deferred Sales Charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  13
         Elimination of Contingent Deferred Sales Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . .  14
         Administration Charge  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         Premium Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         Expenses of Variable Account . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         Investments of the Variable Account  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         Right to Revoke  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15
         Transfers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         Assignment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  16
         Loan Privilege . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  17
         Ownership Provisions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         Contingent Owner and Beneficiary Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  18
         Substitution of Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         Contract Owner Inquiries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
ANNUITY PAYMENT PERIOD-VARIABLE ACCOUNT . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         Value of an Annuity Unit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         Assumed Investment Rate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  19
         Frequency and Amount of Annuity Payments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         Annuity Commencement Date  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         Change in Annuity Commencement Date  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         Change in Form of Annuity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         Annuity Payment Options  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  20
         Death of Contract Owner  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  21
         Death of Designated Annuitant Prior to the Annuitization Date  . . . . . . . . . . . . . . . . . . . .  21
         Death of Annuitant After the Annuitization Date  . . . . . . . . . . . . . . . . . . . . . . . . . . .  22
         Required Distribution for Tax Sheltered Annuities  . . . . . . . . . . . . . . . . . . . . . . . . . .  22
         Required Distributions for Individual Retirement Annuities . . . . . . . . . . . . . . . . . . . . . .  23
         Generation-Skipping Transfers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  23
GENERAL INFORMATION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         Contract Owner Services  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  24
         Statements and Reports . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         Allocation of Purchase Payments and Contract Value . . . . . . . . . . . . . . . . . . . . . . . . . .  25
         Value of a Variable Account Accumulation Unit  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         Net Investment Factor  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         Valuation of Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         Determining the Contract Value . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  26
         Surrender (Redemption) . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         Surrenders Under a Tax Sheltered Annuity Contract  . . . . . . . . . . . . . . . . . . . . . . . . . .  27
         Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         Non-Qualified Contracts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  28
         Individual Retirement Annuities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
         Diversification  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30
         Charge for Tax Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  30




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

         Individual Retirement Annuities, Individual Retirement Accounts and Tax Sheltered
         Annuities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
         Advertising  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  31
LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION  . . . . . . . . . . . . . . . . . . . . . . . . . . .  32
APPENDIX A  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  33
APPENDIX B  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  35





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
                          SUMMARY OF CONTRACT EXPENSES

    CONTRACT OWNER TRANSACTION EXPENSES
    Maximum Contingent Deferred Sales Charge(1)   . . . . . . . . . . . . . . . . . . . . . .        7 %

               RANGE OF CONTINGENT DEFERRED SALES CHARGE OVER TIME

      Number of Completed Years from          Contingent Deferred Sales Load
         Date of Purchase Payment                       Percentage
                    0                                       7%
                    1                                       6%
                    2                                       5%
                    3                                       4%
                    4                                       3%
                    5                                       2%
                    6                                       1%
                    7                                       0%

VARIABLE ACCOUNT ANNUAL EXPENSES

      Mortality and Expense Risk Charges  . . . . . . . . . . . . . . . . . . . . . . . . .      1.25 %
      Administration Charge   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      0.15 %
      Total Variable Account Annual Expenses  . . . . . . . . . . . . . . . . . . . . . . .      1.40 %

1 Each Contract Year, the Contract Owner may withdraw without a Contingent Deferred Sales Charge (CDSC) an amount equal to 10% of the total sum of all Purchase Payments made to the Contract at the time of withdrawal. In addition, any amount withdrawn in order for the Contract to meet minimum Distribution requirements under the Code shall be free of CDSC.
    Withdrawals may be restricted for Contracts issued pursuant to the terms of a Tax Sheltered Annuity. This CDSC-free withdrawal privilege is non-cumulative, that is, free amounts not taken during any given Contract Year cannot be taken as free amounts in a subsequent Contract Year (see "Contingent Deferred Sales Charge").





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

UNDERLYING MUTUAL FUND ANNUAL EXPENSES (AFTER ANY APPLICABLE EXPENSE REIMBURSEMENTS) 2


                                                                 Management                      Total Mutual
                                                                    Fees       Other Expenses   Fund Expenses
                                                               --------------  --------------    ------------

 Dreyfus Stock Index Fund                                             0.27%            0.12%          0.39%*
                                                                                                           -
 The Dreyfus Socially Responsible Growth Fund, Inc.                   0.69%            0.58%          1.27%*

                                                                                                           -
 Fidelity VIP Fund-Equity Income Portfolio                            0.51%            0.10%          0.61%

 Fidelity VIP Fund-Growth Portfolio                                   0.61%            0.09%          0.70%

 Fidelity VIP Fund-High Income Portfolio                              0.60%            0.11%          0.71%

 Fidelity VIP Fund-Overseas Portfolio                                 0.76%            0.15%          0.91%


 Fidelity VIP Fund II-Asset Manager Portfolio                         0.71%            0.08%          0.79%*

                                                                                                           -
 Fidelity VIP Fund II-Contrafund Portfolio                            0.61%            0.11%          0.72%

 NSAT-Capital Appreciation Fund                                       0.50%            0.04%          0.54%

 NSAT-Government Bond Fund                                            0.50%            0.01%          0.51%

 NSAT-Money Market Fund                                               0.50%            0.02%          0.52%

 NSAT-Small Company Fund                                              1.00%            0.25%          1.25%

 NSAT-Total Return Fund                                               0.50%            0.01%          0.51%

 Neuberger & Berman Advisers                                          0.84%            0.10%          0.94%
 Management Trust-Growth Portfolio

 Neuberger & Berman Advisers                                          0.65%            0.10%          0.75%
 Management Trust-Limited Maturity Bond Portfolio

 Neuberger & Berman Advisers                                          0.85%            0.30%          1.15%
 Management Trust-Partners Portfolio

 Oppenheimer- Oppenheimer Bond Fund                                   0.75%            0.05%          0.80%

 Oppenheimer- Oppenheimer Global Securities Fund                      0.74%            0.15%          0.89%

 Oppenheimer- Oppenheimer Multiple Strategies Fund                    0.74%            0.03%          0.77%

 Strong Special Fund II, Inc.                                         1.00%            0.20%          1.20%

 Strong Variable Insurance Funds, Inc.- Strong Discovery              1.00%            0.31%          1.31%
 Fund II, Inc.

 Strong Variable Insurance Funds, Inc.- Strong                        1.00%            0.97%          1.97%
 International Stock Fund II

 TCI Portfolios, Inc. -TCI Balanced                                   1.00%            0.00%          1.00%

 TCI Portfolios, Inc. -TCI Growth                                     1.00%            0.00%          1.00%

 TCI Portfolios, Inc. -TCI International                              1.50%            0.00%          1.50%


 Van Eck Worldwide Insurance Trust -Gold and Natural                  0.79%            0.15%          0.94%*
 Resources Fund

 Van Eck Worldwide Insurance Trust-Worldwide Bond Fund                0.80%            0.16%          0.96%*

 Van Kampen American Capital Life Investment Trust- Real              1.00%            1.50%          2.50%*
 Estate Securities Fund

 Warburg Pincus Trust-International Equity Portfolio                  1.00%            0.44%          1.44%*

 Warburg Pincus Trust-Small Company Growth Portfolio                  0.90%            0.35%          1.25%*


2 The Mutual Fund expenses shown above are assessed at the underlying Mutual Fund level and are not direct charges against separate account assets or reductions from Contract Values. These underlying Mutual Fund expenses are taken into consideration in computing each underlying Mutual Fund's Net Asset Value, which is the share price used to calculate the unit values of the Variable Account. The management fees and other expenses are more fully described in the prospectuses for each individual underlying Mutual Fund. The information relating to the underlying Mutual Fund expenses was provided by the underlying Mutual Fund and was not independently verified by the Company.


* The investment advisers for the indicated underlying mutual funds have voluntarily agreed to reimburse a portion of the management fees and/or operating expenses resulting in a reduction of the total expenses. Absent any such partial reimbursement, "Management Fees" and "Other Expenses" would have been 0.27% and 0.15% for the Dreyfus Stock Index Fund; 0.69% and 0.64% for the Dreyfus Socially Responsible Growth Fund, Inc.; 0.71% and 0.10% for the Fidelity VIP Fund II-Asset Manager Portfolio; 1.00% and 0.16% for the Van Eck Worldwide Insurance Trust-Gold and Natural Resources Fund; 1.00% and 0.15% for the Van Eck Worldwide Insurance Trust-Worldwide Bond Fund; 1.00% and 1.90% for the Van Kampen American Capital Life Investment Trust-Real Estate Securities Fund; 1.00% and 1.21% for the Warburg Pincus Trust- International Equity Portfolio; and 0.90% and 0.60% for the Warburg Pincus Trust-Small Company Growth Portfolio.

                                    10 of 84

                                    EXAMPLE

The following chart depicts the dollar amount of expenses that would be incurred under this Contract assuming a $1000 investment and 5% annual return. These dollar figures are illustrative only and should not be considered a representation of past or future expenses. Actual expenses may be greater or lesser than those shown below.

                            If you surrender your Contract       If you do not surrender your       If you annuitize your Contract
                             at the end of the applicable         Contract at the end of the         at the end of the applicable
                                      time period                   applicable time period                    time period
                           --------------------------------    --------------------------------    ---------------------------------
                           1 Yr.    3 Yrs.  5 Yrs.   10 Yrs.   1 Yr.    3 Yrs   5 Yrs.   10 Yrs.   1 Yr.    3 Yrs.  5 Yrs.   10 Yrs.
                           --------------------------------    --------------------------------    ---------------------------------
 Dreyfus Stock Index         82      103      127      217       19       58      100      217       *        58      100      217
 Fund

 The Dreyfus Socially        91      131      173      310       28       86      146      310       *        86      146      310
 Responsible Growth
 Fund, Inc.

 Fidelity VIP Fund-          84      110      139      241       21       65      112      241       *        65      112      241
 Equity Income Portfolio

 Fidelity VIP Fund-          85      113      144      250       22       68      117      250       *        68      117      250
 Growth Portfolio

 Fidelity VIP Fund -High     87      120      155      273       24       75      128      273       *        75      128      273
 Income Portfolio

 Fidelity VIP Fund -         85      113      144      251       22       68      117      251       *        68      117      251
 Overseas Portfolio

 Fidelity VIP Fund II        86      116      148      260       23       71      121      260       *        71      121      260
 Asset Manager Portfolio

 Fidelity VIP Fund II -      85      114      145      253       22       69      118      253       *        69      118      253
 Contrafund Portfolio

 NSAT-Capital                83      108      135      233       20       63      108      233       *        63      108      233
 Appreciation Fund

 NSAT-Government Bond        83      107      133      230       20       62      106      230       *        62      106      230
 Fund

 NSAT-Money Market Fund      83      107      134      231       20       62      107      231       *        62      107      231

 NSAT-Small Company Fund     91      130      172      308       28       85      145      308       *        85      145      308

 NSAT-Total Return Fund      83      107      133      230       20       62      106      230       *        62      106      230

 Neuberger & Berman          88      121      156      276       25       76      129      276       *        76      129      276
 Advisers Management
 Trust-Growth Portfolio

 Neuberger & Berman          86      115      146      256       23       70      119      256       *        70      119      256
 Advisers Management
 Trust-Limited Maturity
 Bond Portfolio

 Neuberger & Berman          90      127      167      298       27       82      140      298       *        82      140      298
 Advisers Management
 Trust-Partners
 Portfolio

 Oppenheimer-                86      116      149      261       23       71      122      261       *        71      122      261
 Oppenheimer Bond Fund

 Oppenheimer-                87      119      154      271       24       74      127      271       *        74      127      271
 Oppenheimer Global
 Securities Fund

 Oppenheimer-                86      115      147      258       23       70      120      258       *        70      120      258
 Oppenheimer Multiple
 Strategies Fund

 Strong Special Fund II,     90      129      170      303       27       84      143      303       *        84      143      303
 Inc.

 Strong Variable             91      132      176      314       28       87      149      314       *        87      149      314
 Insurance Funds, Inc.-
 Strong Discovery Fund
 II, Inc.

 Strong Variable             98      153      209      378       35      108      182      378       *       108      182      378
 Insurance Funds, Inc.-
 Strong International
 Stock Fund, II

 TCI Portfolios, Inc.-       88      122      159      282       25       77      132      282       *        77      132      282
 TCI Balanced

 TCI Portfolios, Inc.-       88      122      159      282       25       77      132      282       *        77      132      282
 TCI Growth

 TCI Portfolios, Inc.-       93      138      185      333       30       93      158      333       *        93      158      333
 TCI International

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                                    11 of 84

                             If you surrender your Contract       If you do not surrender your      If you annuitize your Contract
                              at the end of the applicable         Contract at the end of the        at the end of the applicable
                                      time period                    applicable time period                  time period
                            --------------------------------    --------------------------------    --------------------------------
                             1 Yr.    3 Yrs.   5 Yrs. 10 Yrs.   1 Yr.   3 Yrs   5 Yrs.   10 Yrs.    1 Yr.  3 Yrs.   5 Yrs.   10 Yrs.
                            --------------------------------    --------------------------------    --------------------------------
 Van Eck Worldwide           88       121      157      278      25       76      130      278      *       76      130       278
 Insurance Trust -Gold
 and Natural Resources
 Fund

 Van Eck Worldwide           88       121      156      276      25       76      129      276      *       76      129       276
 Insurance Trust-
 Worldwide Bond Fund

 Van Kampen American        108       181      255      461      45      136      228      461      *      136      228       461
 Capital Life Investment
 Trust- Real Estate
 Securities Fund

 Warburg Pincus Trust-       93       136      182      327      30       91      155      327      *       91      155       327
 International Equity
 Portfolio

 Warburg Pincus Trust-       91       130      172      308      28       85      145      308      *       85      145       308
 Small Company Growth
 Portfolio

*The Contracts sold under this prospectus do not permit annuitizations during the first two Contract Years.

      The purpose of the Summary of Contract Expenses and Example is to assist the Contract Owner in understanding the various costs and expenses that will be borne directly or indirectly when investing in the Contract. The expenses of the Variable Account as well as those of the underlying Mutual Funds are reflected in the Example. For more complete descriptions of the expenses of the Variable Account, see "Variable Account Charges, Purchase Payments, and Other Deductions." For more complete information regarding expenses paid out of the assets of the underlying Mutual Funds, see the underlying Mutual Fund prospectuses. Deductions for premium taxes may also apply but are not reflected in the Example shown above (see "Premium Taxes").

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                                    12 of 84

                                    SYNOPSIS

      There are three types of Contracts: (1) Non-Qualified Contracts, (2) Individual Retirement Annuities purchased with contributions rolled over from Qualified Plans, Tax Sheltered Annuities or IRAs, or (3) Tax Sheltered annuities with contributions rolled over or transferred from another Tax Sheltered Annuity or custodial account.

      The Company does not deduct a sales charge from Purchase Payments made for these Contracts. However, if any part of the Contract Value of such Contracts is surrendered, the Company will, with certain exceptions, deduct from the Contract Owner's Contract Value a Contingent Deferred Sales Charge not to exceed 7% of the lesser of the total of all Purchase Payments made within 84 months prior to the date of the request to surrender, or the amount surrendered. This charge, when applicable, is imposed to permit the Company to recover sales expenses which have been advanced by the Company (see "Contingent Deferred Sales Charge").

      The Company will also assess an Administration Charge equal to an annual rate of 0.15% of the underlying Mutual Fund's daily Net Asset Value of the Variable Account. This charge is to reimburse the Company for administrative expenses related to the issue and maintenance of the Contracts. The Company does not expect to recover from this charge an amount in excess of accumulated administrative expenses (see "Administration Charge").

      The Company deducts a Mortality Risk Charge equal to an annual rate of 0.80% of the underlying Mutual Fund's daily Net Asset Value of the Variable Account for mortality risk assumed by the Company (see "Mortality Risk Charge").

      The Company deducts an Expense Risk Charge equal to an annual rate of 0.45% of the underlying Mutual Fund's daily Net Asset Value of the Variable Account as compensation for the Company's risk in undertaking not to increase administrative charges on the Contracts regardless of the actual administrative costs (see "Expense Risk Charge").

      The initial Purchase Payment must be at least $15,000 and subsequent Purchase Payments, if any, must be at least $1,000. Subsequent Purchase Payments are not permitted for Contracts purchased in the states of New York, Oregon, and Washington. The cumulative total of all Purchase Payments under Contracts issued on the life of any one Designated Annuitant may not exceed $1,000,000 without the prior consent of the Company (see "Allocation of Purchase Payments and Contract Value").

      If the Contract Value at the Annuitization Date is less than $5000, the Contract Value may be distributed in one lump sum in lieu of annuity payments. If any annuity payment would be less than $50, the Company shall have the right to change the frequency of payments to such intervals as will result in payments of at least $50. In no event, however, will annuity payments be made less frequently than annually (see "Frequency and Amount of Annuity Payments").

      Premium taxes payable to any governmental entity will be charged against the Contracts. If any such premium taxes are payable by the Company at the time Purchase Payments are made, an equal premium tax deduction may be made from the Contract prior to the allocation of any Purchase Payment to any underlying Mutual Fund option (see "Premium Taxes").

      To be sure that the Contract Owner is satisfied with the Contract, the Contract Owner has a ten day free look. Within ten days of the day the Contract is received, it may be returned to the Home Office of the Company, at the address shown on page 1 of this prospectus. When the Contract is received by the Company, the Company will void the Contract and refund the Contract Value in full unless otherwise required by state and/or federal law. All Individual Retirement Annuity refunds will be return of Purchase Payments (see "Right to Revoke").

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
                 NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

      Nationwide Life and Annuity Insurance Company, formerly Financial Horizons Life Insurance Company, is a stock life insurance company organized under the laws of the State of Ohio and was established in February, 1981. The Company is a member of the "Nationwide Insurance Enterprise", with its Home Office at One Nationwide Plaza, Columbus, Ohio 43216. The Company offers certain life insurance products and annuities.

                              THE VARIABLE ACCOUNT

      The Variable Account was established as Financial Horizons VA Separate Account - 2 by the Company on March 6, 1991, pursuant to the provisions of Ohio law. The name of the Variable Account was subsequently changed to Nationwide VA Separate Account-B pursuant to a resolution by the Company's Board of
Directors.   The Company has caused the Variable Account to be registered with the Securities and Exchange Commission as a unit investment trust pursuant to the provisions of the Investment Company Act of 1940. Such registration does not involve supervision of the management of the Variable Account or the Company by the Securities and Exchange Commission.

      The Variable Account is a separate investment account of the Company and, as such, is not chargeable with liabilities arising out of any other business the Company may conduct. The Company does not guarantee the investment performance of the Variable Account. Obligations under the Contracts, however, are obligations of the Company. Income, gains and losses, whether or not realized, from the assets of the Variable Account are, in accordance with the Contracts, credited to or charged against the Variable Account without regard to other income, gains, or losses of the Company.

      Purchase Payments are allocated within the Variable Account among one or more Sub-Accounts made up of shares in the underlying Mutual Fund options designated by the Contract Owner. A separate Sub-Account is established within the Variable Account for each of the underlying Mutual Fund options that may be designated by the Contract Owner.

UNDERLYING MUTUAL FUND OPTIONS

      Contract Owners may choose from among a number of different Sub-Account options. (See Appendix B, "Participating Funds" which contains a summary of investment objectives for each underlying Mutual Fund held in the Sub-Accounts.) More detailed information may be found in the current prospectus for each underlying Mutual Fund offered. Such a prospectus for the underlying Mutual Fund option(s) being considered must accompany this prospectus and should be read in conjunction herewith. A copy of each prospectus may be obtained without charge from Nationwide Life and Annuity Company by calling 1-800-848-6331, TDD 1-800-238-3035 or writing P.O. Box 16609, Columbus, Ohio 43216-6609.

      The underlying Mutual Fund options may also be available to registered separate accounts offering variable annuity and variable life products of other participating insurance companies, as well as to the Variable Account and other separate accounts of the Company. Although the Company does not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interest of the Variable Account and one or more of the other separate accounts participating in the underlying Mutual Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Contract Owners and those of other companies, or some other reason. In the event of conflict, the Company will take any steps necessary to protect Contract Owners and variable annuity payees, including withdrawal of the Variable Account from participation in the underlying Mutual Fund of Mutual Funds which are involved in the conflict.

VOTING RIGHTS

      Voting rights under the Contracts apply ONLY with respect to Purchase Payments or accumulated amounts allocated to the Variable Account.

      In accordance with its view of present applicable law, the Company will vote the shares of the underlying Mutual Funds held in the Variable Account at regular and special meetings of the shareholders of the underlying Mutual Funds. These shares will be voted in accordance with instructions received from Contract

                                       |

                                    14 of 84

Owners who have an interest in the Variable Account. If the Investment Company Act of 1940 or any regulation thereunder should be amended or if the present interpretation thereof should change, and as a result the Company determines that it is permitted to vote the shares of the underlying Mutual Funds in its own right, it may elect to do so.

      The person having the voting interest under a Contract shall be the Contract Owner. The number of underlying Mutual Fund shares attributable to each Contract Owner is determined by dividing the Contract Owner's interest in each respective Sub-Account of the Variable Account by the Net Asset Value of the underlying Mutual Fund corresponding to the Sub-Account.

      The number of shares which a person has the right to vote will be determined as of the date to be chosen by the Company not more than 90 days prior to the meeting of the underlying Mutual Fund. Voting instructions will be solicited by written communication at least 21 days prior to such meeting.

      Underlying Mutual Fund shares held in the Variable Account as to which no timely instructions are received will be voted by the Company in the same proportion as the voting instructions which are received with respect to all Contracts participating in the Variable Account.

      Each person having a voting interest will receive periodic reports relating to the underlying Mutual Fund, proxy material and a form with which to give such voting instructions.

       VARIABLE ACCOUNT CHARGES, PURCHASE PAYMENTS, AND OTHER DEDUCTIONS

MORTALITY RISK CHARGE

      The Company assumes a "mortality risk" by virtue of annuity rates incorporated into the Contract which cannot be changed regardless of the death rates of persons receiving annuity payments or of the general population.

      For assuming this mortality risk, the Company deducts a Mortality Risk Charge from the Variable Account. This amount is computed on a daily basis and is equal to an annual rate of 0.80% of the underlying Mutual Fund's daily Net Asset Value of the Variable Account. The Company expects to generate a profit through assessing this charge.

EXPENSE RISK CHARGE

      The Company will not increase charges for administration of the Contracts regardless of its actual expenses. For assuming this expense risk, the Company deducts an Expense Risk Charge from the Variable Account. This amount is computed on a daily basis and is equal to an annual rate of 0.45% of the underlying Mutual Fund's daily Net Asset Value of the Variable Account. The Company expects to generate a profit through assessing this charge.

CONTINGENT DEFERRED SALES CHARGE

      No deduction for a sales charge is made from the Purchase Payments for these Contracts. However, if any part of the Contract Value of such Contracts is surrendered, the Company will, with certain exceptions, deduct a Contingent Deferred Sales Charge not to exceed 7% of the lesser of the total of all Purchase Payments made within 84 months prior to the date of the request to surrender, or the amount surrendered. The Contingent Deferred Sales Charge, when it is applicable, will be used to cover expenses relating to the sale of the Contracts, including commissions paid to sales personnel, the costs of preparation of sales literature and other promotional activity. The Company attempts to recover its distribution costs relating to the sale of the Contracts from the Contingent Deferred Sales Charge. Any shortfall will be made up from the general account of the Company, which may indirectly include portions of the Mortality and Expense Risk Charges, since the Company expects to generate a profit from these charges. The maximum amount that may be paid to a selling agent on the sale of these Contracts is 6.25% of Purchase Payments.

      The Contingent Deferred Sales Charge is calculated by multiplying the applicable Contingent Deferred Sales Charge percentages noted below by the Purchase Payments that are surrendered. For purposes of




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                                    15 of 84
calculating the Contingent Deferred Sales Charge, surrenders are considered to come first from the oldest Purchase Payment made to the Contract, then the next oldest Purchase Payment and so forth, with any earnings attributable to such Purchase Payments considered only after all Purchase Payments made to the Contract have been considered. For tax purposes, a surrender is usually treated as a withdrawal of earnings first. This charge will apply in the amounts set forth below to Purchase Payments within the time periods set forth.

    The Contingent Deferred Sales Charge applies to Purchase Payments as follows:

     NUMBER OF         CONTINGENT         NUMBER OF       CONTINGENT
     COMPLETED          DEFERRED          COMPLETED        DEFERRED
 YEARS FROM DATE OF   SALES CHARGE   YEARS FROM DATE OF  SALES CHARGE
  PURCHASE PAYMENT     PERCENTAGE     PURCHASE PAYMENT    PERCENTAGE
         0                 7%                 4               3%
         1                 6%                 5               2%
         2                 5%                 6               1%
         3                 4%                 7               0%

      In any Contract Year, the Contract Owner may withdraw without a Contingent Deferred Sales Charge (CDSC) an amount equal to 10% of the total sum of all Purchase Payments made to the Contract at the time of withdrawal, less amounts previously withdrawn in the same Contract Year under the same 10% free withdrawal provision. In addition, any amount withdrawn in order to meet minimum Distribution requirements under the Code shall be free of CDSC. This CDSC-free withdrawal privilege is non-cumulative; free amounts not taken during any given Contract Year cannot be taken as free amounts in a subsequent Contract Year. The Contract Owner may be subject to a tax penalty if the Contract Owner takes withdrawals prior to age 59 1/2 (see "Non-Qualified Contracts").

      In addition, no Contingent Deferred Sales Charge will be deducted: (1) upon the Annuitization of Contracts which have been in force for at least two years, (2) upon payment of a death benefit pursuant to the death of the Designated Annuitant, or (3) from any values which have been held under a Contract for at least 84 months. No Contingent Deferred Sales Charge applies upon the transfer of value among the Sub- Accounts or between the Fixed Account and the Variable Account and vice-versa.

      When a Contract is held by a Charitable Remainder Trust, the amount which may be withdrawn from this Contract without application of a Contingent Deferred Sales Charge, shall be the larger of (a) or (b), where (a) is:

      The amount which would otherwise be available for withdrawal without application of a Contingent Deferred Sales Charge;

and where (b) is:

      The difference between the total Purchase Payments made to the Contract as of the date of the withdrawal (reduced by previous withdrawals of such Purchase Payments), and the Contract Value at the close of the day prior to the date of the withdrawal.

ELIMINATION OF CONTINGENT DEFERRED SALES CHARGE

      For 403(b) Tax Sheltered Annuity Contracts issued in state jurisdictions where insurance regulatory authorities have not approved applicable Contract forms, the Contingent Deferred Sales Charge will be waived when:

    A.   the Contract Owner experiences a case of hardship (as provided in Code
         Section 403(b) and as defined for purposes of Code Section 401(k));

    B.   the Contract Owner becomes disabled (within the meaning of Code
         Section 72(m)(7));

    C. the Contract Owner attains age 59 1/2 and has participated in the Contract for at least 5 years, as determined from the Contract Anniversary date;

    D. the Contract Owner has participated in the Contract for at least 15 years as determined from the Contract Anniversary date;

    E.   the Contract Owner dies; or



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    F.   the Contract Owner annuitizes after 2 years in the Contract.

         For Non-Qualified Contracts and IRA Contracts, the Company will waive the Contingent Deferred Sales Charge when:

    A.   the Designated Annuitant dies; or

    B.   the Contract Owner annuitizes after 2 years in the Contract.

         When a Contract described in this prospectus is exchanged for another Contract issued by the Company or any of its affiliated insurance companies, of the type and class which the Company determined is eligible for such exchange, the Company will waive the Contingent Deferred Sales Charge on the first Contract. A Contingent Deferred Sales Charge may apply to the contract received in the exchange.

ADMINISTRATION CHARGE

         The Company assesses an Administration Charge equal on an annual basis to 0.15% of the underlying Mutual Fund's daily Net Asset Value of the Variable Account. The Administration Charge is designed only to reimburse the Company for administrative expenses related to the issuance and maintenance of the Contract. The Company will monitor this charge to ensure that it does not exceed annual administration expenses.

PREMIUM TAXES

         The Company will charge against the Contract Value the amount of any premium taxes levied by a state or any other governmental entity upon Purchase Payments received by the Company. Premium taxes currently imposed by certain jurisdictions range from 0% to 3.5%. This range is subject to change. The method used to recoup premium tax expense will be determined by the Company at its sole discretion and in compliance with applicable state law. The Company currently deducts such charges from a Contract Owner's Contract Value either:
(1) at the time the Contract is surrendered, (2) at Annuitization, or (3) at such earlier date as the Company may become subject to such taxes.

EXPENSES OF VARIABLE ACCOUNT

         The Variable Account is responsible for the following types of expenses: (1) administrative expenses relating to the issuance and maintenance of the Contracts; (2) the mortality risk charges associated with guaranteeing the annuity purchase rates at issue for the life of the Contracts; and (3) charges associated with guaranteeing that the Mortality Risk, Expense Risk, Contract Maintenance and Administration Charges described in this prospectus will not be changed regardless of actual expenses. If these charges are insufficient to cover these expenses, the loss will be borne by the Company.

         Deductions from and expenses paid out of the assets of the underlying Mutual Funds are described in each underlying Mutual Fund's prospectus.

INVESTMENTS OF THE VARIABLE ACCOUNT

         At the time of purchase each Contract Owner elects to have Purchase Payments attributable to his or her participation in the Variable Account allocated among one or more of the Sub-Accounts which consist of shares in the underlying Mutual Funds. Shares of the respective underlying Mutual Funds specified by the Contract Owner are purchased at Net Asset Value for the respective Sub-Account(s) and converted into Accumulation Units. At the time of purchase, the Contract Owner designates the underlying Mutual Funds to which he or she desires to have Purchase Payments allocated. The Contract Owner may change the election as to allocation of Purchase Payments or may elect to exchange amounts among the Sub-Account options pursuant to such terms and conditions applicable to such transactions as may be imposed by each of the underlying Mutual Funds, in addition to those set forth in the Contracts.

RIGHT TO REVOKE

         The Contract Owner may revoke the Contract at any time between the Date of Issue and the date 10 days after receipt of the Contract and receive a refund of the Contract Value unless otherwise required by state and/or federal law. All Individual Retirement Annuity refunds will be a return of Purchase Payments. In order to revoke the Contract, it must be mailed or delivered to the Home Office of the Company at the mailing address shown on page 1 of this prospectus. Mailing or delivery must occur on or before 10 days after receipt of the Contract for revocation to be effective. In order to revoke the Contract, if it has not been received, written notice must be mailed or delivered to the Home Office of the Company at the mailing address shown on page 1 of this prospectus.



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         The liability of the Variable Account under this provision is limited to the Contract Value in each Sub-Account on the date of revocation. Any additional amounts refunded to the Contract Owner will be paid by the Company.

TRANSFERS

         The Company currently allows transfers up to 100% of the Variable Account Contract Value from the Variable Account to the Fixed Account, without penalty or adjustment. However, the Company reserves the right to restrict transfers from the Variable Account to the Fixed Account to 10% of the Variable Account Contract Value for any 12 month period. All amounts transferred to the Fixed Account must remain on deposit in the Fixed Account until the expiration of the Interest Rate Guarantee Period. Transfers from the Fixed Account may not be made prior to the end of the then current Interest Rate Guarantee Period. The Interest Rate Guarantee Period for any amount allocated to the Fixed Account expires on the final day of a calendar quarter during which the one year anniversary of the allocation of the Fixed Account occurs. Transfers must also be made prior to the Annuitization Date. For all transfers involving the Variable Account, the Contract Owner's value in each Sub-Account will be determined as of the date the transfer request is received in the Home Office in good order. The Company reserves the right to refuse transfers or Purchase Payments into the Fixed Account if the Fixed Account is greater than or equal to 30% of the Contract Value.

         The Contract Owner may at the maturity of an Interest Rate Guarantee Period, transfer a portion of the value of the Fixed Account to the Variable Account. The amount that may be transferred from the Fixed Account to the Variable Account will be determined by the Company, at its sole discretion, but will not be less than 10% of the total value of the portion of the Fixed Account that is maturing. The amount that may be transferred from the Fixed Account will be declared upon the expiration date of the then current Interest Rate Guarantee Period. Transfers from the Fixed Account must be made within 45 days after the expiration date of the Interest Rate Guarantee Period. Contract Owners who have entered into a Dollar Cost Averaging agreement with the Company (see "Dollar Cost Averaging") may transfer from the Fixed Account to the Variable Account under the terms of that agreement.

         Transfers may be made either in writing or, in states allowing such transfers, by telephone. This telephone exchange privilege is made available to Contract Owners automatically without the Owner's election. The Company will employ reasonable procedures to confirm that instructions communicated by telephone are genuine. Such procedures may include any or all of the following, or such other procedures as the Company may, from time to time, deem reasonable: requesting identifying information, such as name, contract number, Social Security Number, and/or personal identification number; tape recording all telephone transactions, and providing written confirmation thereof to both the Contract Owner and any agent of record, at the last address of record. The Company will not be liable for following instructions communicated by telephone which it reasonably believes to be genuine. Any losses incurred pursuant to actions taken by the Company in reliance on telephone instructions reasonably believed to be genuine shall be borne by the Contract Owner. The Company may withdraw the telephone exchange privilege upon 30 days written notice to Contract Owners.

ASSIGNMENT

         Where permitted, the Contract Owner may assign some or all of the rights under the Contract at any time during the lifetime of the Designated Annuitant prior to the Annuitization Date. Such assignment will take effect upon receipt and recording by the Company at its Home Office of a written notice executed by the Contract Owner. The Company assumes no responsibility for the validity or tax consequences of any assignment. The Company shall not be liable as to any payment or other settlement made by the Company before recording of the assignment. Where necessary for the proper administration of the terms of the Contract, an assignment will not be recorded until the Company has received sufficient direction from the Contract Owner and assignee as to the proper allocation of Contract rights under the assignment.

         Any portion of Contract Value which is pledged or assigned shall be treated as a Distribution and shall be included in gross income to the extent that the cash value exceeds the investment in the Contract for the taxable year in which assigned or pledged. In addition, any Contract Values assigned may, under certain conditions, be subject to a tax penalty equal to 10% of the amount which is included in gross income. All rights in this Contract are personal to the Contract Owner and may not be assigned without written consent of the Company. Assignment of the entire Contract Value may cause the portion of the Contract Value which exceeds the total investment in the Contract and previously taxed amounts to be included in gross income for federal income tax purposes each year that the assignment is in effect. Individual Retirement Annuities and Tax Sheltered Annuities are not eligible for assignment.




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LOAN PRIVILEGE

         Prior to the Annuitization Date, the Owner of a Tax Sheltered Annuity Contract may receive a loan from the Contract Value subject to the terms of the Contract, the Plan, and the Code, which may impose restrictions on loans.

         Loans from Tax Sheltered Annuities are available beginning 30 days after the Date of Issue. The Contract Owner may borrow a minimum of $1,000.
In non-ERISA plans, for Contract Values up to $20,000, the maximum loan balance which may be outstanding at any time is 80% of the Contract Value, but not more than $10,000. If the Contract Value is $20,000 or more, the maximum loan balance which may be outstanding at any time is 50% of the Contract Value, but not more than $50,000. For ERISA plans, the maximum loan balance which may be outstanding at any time is 50% of the Contract Value, but not more than $50,000. The $50,000 limit will be reduced by the highest loan balances owed during the prior one-year period. Additional loans are subject to the contract minimum amount. The aggregate of all loans may not exceed the Contract Value limitations stated above.

         For salary reduction Tax Sheltered Annuities, loans may only be secured by the Contract Value. For loans from Qualified Contracts and other Tax Sheltered Annuities, the Company reserves the right to limit a loan to 50% of the Contract Value subject to the acceptance by the Contract Owner of the Company's loan agreement. Where permitted, the Company may require other named collateral where the loan from a Contract exceeds 50% of the Contract Value.

         All loans are made from a collateral fixed account. An amount equal to the principal amount of the loan will be transferred to the collateral fixed account. Unless instructed to the contrary by the Contract Owner, the Company will first transfer to the collateral fixed account the Variable Account units from the Contract Owner's investment options in proportion to the assets in each option until the required balance is reached or all such variable units are exhausted. The remaining required collateral will next be transferred from the Fixed Account. No withdrawal charges are deducted at the time of the loan, or on the transfer from the Variable Account to the collateral fixed account.

         Until the loan has been repaid in full, that portion of the collateral fixed account equal to the outstanding loan balance shall be credited with interest at a rate 2.25% less than the loan interest rate fixed by the Company for the term of the loan. However, the interest rate credited to the collateral fixed account will never be less than 3.0%. Specific loan terms are disclosed at the time of loan application or loan issuance.

         Loans must be repaid in substantially level payments, not less frequently than quarterly, within five years. Loans used to purchase the principal residence of the Contract Owner must be repaid within 15 years. During the loan term, the outstanding balance of the loan will continue to earn interest at an annual rate as specified in the loan agreement. Loan repayments will consist of principal and interest in amounts set forth in the loan agreement. Loan repayments will be allocated between the Fixed and Variable Accounts in the same proportion as when the loan was made.

         If the Contract is surrendered while the loan is outstanding, the surrender value will be reduced by the amount of the loan outstanding plus accrued interest. If the Contract Owner/Annuitant dies while the loan is outstanding, the Death Benefit will be reduced by the amount of the loan outstanding plus accrued interest. If annuity payments start while the loan is outstanding, the Contract Value will be reduced by the amount of the outstanding loan plus accrued interest. Until the loan is repaid, the Company reserves the right to restrict any transfer of the Contract which would otherwise qualify as a transfer as permitted in the Code.

         If a loan payment is not made when due, interest will continue to accrue. A grace period may be available under the terms of the loan agreement. If a loan payment is not made when due, or by the end of the applicable grace period, then that payment, which may be a single periodic payment or payment of the entire loan, will be treated as a deemed Distribution, as permitted by law, may be taxable to the borrower, and may be subject to the early withdrawal tax penalty. Interest which subsequently accrues on defaulted amounts may also be treated as additional deemed Distributions each year. Any defaulted amounts, plus accrued interest, will be deducted from the Contract when the participant becomes eligible for a Distribution of at least that amount, and this amount may again be treated as a Distribution where required by law. Additional loans may not be available while a previous loan remains in default.

         Loans may also be subject to additional limitations or restrictions under the terms of the employer's plan. Loans permitted under this Contract may still be taxable in whole or part if the participant has additional loans




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from other plans or contracts.  The Company will calculate the maximum nontaxable loan based on the information provided by the participant or the employer.

         Loan repayments must be identified as such or else they will be treated as Purchase Payments and will not be used to reduce the outstanding loan principal or interest due. The Company reserves the right to modify the term or procedures associated with the loan in the event of a change in the laws or regulations relating to the treatment of loans. The Company also reserves the right to assess a loan processing fee. Individual Retirement Annuities and Non-Qualified Contracts are not eligible for loans.

OWNERSHIP PROVISIONS

         Unless otherwise provided, the Contract Owner has all rights under the Contract. IF THE PURCHASER NAMES SOMEONE OTHER THAN HIMSELF OR HERSELF AS OWNER, THE PURCHASER WILL HAVE NO RIGHTS UNDER THE CONTRACT. If a Joint Owner is named, the Joint Owner will possess an undivided interest in the Contract. Prior to the Annuitization Date, a surviving Joint Owner shall retain sole rights in the Contract upon the other Joint Owner's death if the deceased Joint Owner was not also the Designated Annuitant. If the deceased Joint Owner was also the Designated Annuitant, disposition of the Contract will be determined based on the "Death of Designated Annuitant Prior to the Annuitization Date" provision. Unless otherwise provided, when Joint Owners are named, the exercise of any ownership right in the Contract (including the right to surrender or partially surrender the Contract, to change the Contract Owner, the Contingent Owner, the Designated Annuitant, the Contingent Designated Annuitant, the Beneficiary, the Contingent Beneficiary, the Annuity Payment Option or the Annuity Commencement Date) shall require a written indication of an intent to exercise that right, signed by both Contract Owners. Joint Owners must be spouses at the time joint ownership is requested.

         If a Contract Owner dies prior to the Annuitization Date and the Contract Owner and the Designated Annuitant are not the same person, Contract ownership will be determined in accordance with the "Death of Contract Owner" provision. If the Designated Annuitant (regardless of whether the Designated Annuitant is also the Contract Owner) dies prior to the Annuitization Date, ownership will be determined in accordance with the "Death of Designated Annuitant Prior to the Annuitization Date" provision.

         Prior to the Annuitization Date, the Contract Owner may name a new Contract Owner. Such change may be subject to state and federal gift taxes, and may also result in current federal income taxation (see "Taxes"). Any change of Contract Owner will automatically revoke any prior Contract Owner designation. Any request for change of Contract Owner must be (1) made by proper written application, (2) received and recorded by the Company at its Home Office, and (3) may include a signature guarantee as specified in the "Surrender" provision. The change will become effective as of the date the written request is signed. A new choice of Contract Owner will not apply to any payment made or action taken by the Company prior to the time it was received and recorded.

         The Contract Owner may request a change in the Designated Annuitant or Contingent Designated Annuitant before the Annuitization Date. Such a request must be made in writing on a form acceptable to the Company and must be signed by the Contract Owner and the person to be named as Designated Annuitant or Contingent Designated Annuitant. Any such change is subject to underwriting and approval by the Company.

CONTINGENT OWNER AND BENEFICIARY PROVISIONS

         The Contingent Owner is the person (or persons) who may receive certain benefits under the Contract if the Contract Owner dies before the Annuitization Date. If more than one Contingent Owner survives the Contract Owner, each will share equally unless otherwise specified in the Contingent Owner designation. If a Contingent Owner is not named or predeceases the Contract Owner, all rights and interest of the Contingent Owner will vest in the Contract Owner's estate. Subject to the terms of any existing assignment, the Contract Owner may change the Contingent Owner from time to time prior to the Annuitization Date by written notice to the Company. The change, upon receipt and recording by the Company at its Home Office, will take effect as of the time the written notice was signed, whether or not the Contract Owner is living at the time of recording, but without further liability as to any payment or settlement made by the Company before receipt of such change.
Unless the Contingent Owner (or Joint Owner) is also the named Beneficiary (or Contingent Beneficiary, if applicable), the Contingent Owner (or Joint Owner) shall have no rights in the Contract if the Contract Owner/ Designated Annuitant dies. If a Contract Owner/ Designated Annuitant dies, disposition of the Contract shall be determined based on the "Death of Designated Annuitant Prior to the Annuitization Date" provision.




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         The Beneficiary is the person or persons who may receive certain benefits under the Contract in the event the Designated Annuitant dies prior to the Annuitization Date. If more than one Beneficiary survives the Designated Annuitant, each will share equally unless otherwise specified in the Beneficiary designation. If no Beneficiary survives the Designated Annuitant, all rights and interest of the Beneficiary shall vest in the Contingent Beneficiary, and if more than one Contingent Beneficiary survives, each will share equally unless otherwise specified in the Contingent Beneficiary designation. If a Contingent Beneficiary is not named or predeceases the Designated Annuitant, all rights and interest of the Contingent Beneficiary will vest with the Contract Owner or the Contract Owner's estate. Subject to the terms of any existing assignment, the Contract Owner may change the Beneficiary or Contingent Beneficiary from time to time during the lifetime of the Designated Annuitant, by written notice to the Company. The change, upon receipt by the Company at its Home Office, will take effect as of the time the written notice was signed, whether or not the Designated Annuitant is living at the time of recording, but without further liability as to any payment or settlement made by the Company before receipt of such change.

SUBSTITUTION OF SECURITIES

         If the shares of the underlying Mutual Funds described in this prospectus should no longer be available for investment by the Variable Account or if, in the judgment of the Company's management, further investment in such underlying Mutual Fund shares should become inappropriate, the Company may eliminate Sub-Accounts, combine two or more Sub-Accounts or substitute one or more underlying Mutual Funds for other underlying Mutual Fund shares already purchased or to be purchased in the future by Purchase Payments under the Contract. No substitution of securities in the Variable Account may take place without prior approval of the Securities and Exchange Commission, and under such requirements as it may impose.

CONTRACT OWNER INQUIRIES

         Contract Owner inquiries may be directed to Nationwide Life and Annuity Company by writing P.O. Box 16609, Columbus, Ohio 43216-6609, or calling 1-800-848-6331, TDD 1-800-238-3035.

                    ANNUITY PAYMENT PERIOD-VARIABLE ACCOUNT

         At the Annuitization Date the Variable Account Contract Value is applied to the Annuity Payment Option elected and the amount of the first such payment made shall be determined in accordance with the Annuity Table in the Contract.

         Subsequent Variable Annuity payments vary in amount in accordance with the investment performance of the Variable Account. The dollar amount of the first annuity payment determined as above is divided by the value of an Annuity Unit as of the Annuitization Date to establish the number of Annuity Units representing each monthly annuity payment. This number of Annuity Units remains fixed during the annuity payment period. The dollar amount of the second and subsequent payments is not predetermined and may change from month to month. The dollar amount of each subsequent payment is determined by multiplying the fixed number of Annuity Units by the Annuity Unit Value for the Valuation Period in which the payment is due. The Company guarantees that the dollar amount of each payment after the first will not be affected by variations in mortality experience from mortality assumptions used to determine the first payment.

VALUE OF AN ANNUITY UNIT

         The value of an Annuity Unit was arbitrarily set initially at $10 when the first underlying Mutual Fund shares were purchased. The value of an Annuity Unit for a Sub-Account for any subsequent Valuation Period is determined by multiplying the Annuity Unit Value for the immediately preceding Valuation Period by the Net Investment Factor for the Valuation Period for which the Annuity Unit Value is being calculated, and multiplying the result by an interest factor to neutralize the assumed investment rate of 3.5% per annum (see "Net Investment Factor").

ASSUMED INVESTMENT RATE

         A 3.5% Assumed Investment Rate is built into the Annuity Tables contained in the Contracts. A higher assumption would mean a higher initial payment but more slowly rising or more rapidly falling subsequent payments. A lower assumption would have the opposite effect. If the actual investment rate is at the annual rate of 3.5%, the annuity payments will be level.




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FREQUENCY AND AMOUNT OF ANNUITY PAYMENTS

         Annuity payments will be paid as monthly installments. However, if the net amount available to apply under any Annuity Payment Option is less than $5,000, the Company shall have the right to pay such amount in one lump sum in lieu of the payments otherwise provided for. In addition, if the payments provided for would be or become less than $50, the Company shall have the right to change the frequency of payments to such intervals as will result in payments of at least $50. In no event will the Company make payments under an annuity option less frequently than annually.

ANNUITY COMMENCEMENT DATE

         The Contract Owner selects an Annuity Commencement Date at the time of application. Such date may be the first day of a calendar month or any other agreed upon date and must be at least 2 years after the Date of Issue. In the event the Contract is issued subject to the terms of a Tax Sheltered Annuity Plan, Annuitization may occur during the first two years subject to approval by the Company.

CHANGE IN ANNUITY COMMENCEMENT DATE

         The Contract Owner may, upon prior written notice to the Company, change the Annuity Commencement Date. The date to which such a change may be made shall be the first day of a calendar month.

         If the Contract Owner requests in writing (see "Ownership Provisions"), and the Company approves the request, the Annuity Commencement Date may be deferred. The amount of the Death Benefit will be limited to the Contract Value if the Annuity Commencement Date is postponed beyond the first day of the calendar month after the Annuitant's 86th birthday.

CHANGE IN FORM OF ANNUITY

         The Contract Owner may, upon prior written notice to the Company, at any time prior to the Annuitization Date, elect one of the Annuity Payment Options.

ANNUITY PAYMENT OPTIONS

         Any of the following Annuity Payment Options may be elected:

         Option 1-Life Annuity-An annuity payable monthly during the lifetime of the Annuitant, ceasing with the last payment due prior to the death of the Annuitant. IT WOULD BE POSSIBLE UNDER THIS OPTION FOR THE ANNUITANT TO RECEIVE ONLY ONE ANNUITY PAYMENT IF HE OR SHE DIED BEFORE THE SECOND ANNUITY PAYMENT DATE, TWO ANNUITY PAYMENTS IF HE OR SHE DIED BEFORE THE THIRD ANNUITY PAYMENT DATE, AND SO ON.

         Option 2-Joint and Last Survivor Annuity-An annuity payable monthly during the joint lifetimes of the Annuitant and designated second person and continuing thereafter during the lifetime of the survivor. AS IS THE CASE UNDER OPTION 1 ABOVE, THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVING ANNUITANT REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

         Option 3-Life Annuity With 120 or 240 Monthly Payments Guaranteed-An annuity payable monthly during the lifetime of the Annuitant with the guarantee that if at the death of the Annuitant payments have been made for fewer than 120 or 240 months, as selected, payments will be made as follows:

         (1) If the Annuitant is the payee, any guaranteed annuity payments will be continued during the remainder of the selected period to such recipient as chosen by the Annuitant at the time the Annuity Payment Option was selected. In the alternative, the recipient may, at any time, elect to have the present value of the guaranteed number of annuity payments remaining paid in a lump sum as specified in section (2) below.

         (2) If someone other than the Annuitant is the payee, the present value, computed as of the date on which notice of death is received by the Company at its Home Office, of the guaranteed number of annuity payments remaining after receipt of such notice and to which the deceased would have been entitled had he or she not died, computed at the Assumed Investment Rate effective in determining the Annuity Tables, shall be paid in a lump sum.





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         Some of the stated Annuity Options may not be available in all states.
The Contract Owner may request an alternative non-guaranteed option by giving notice in writing prior to Annuitization. If such a request is approved by the Company, it will be permitted under the Contract.

         If the Owner fails to elect an Annuity Payment Option, the Contract Value will continue to accumulate. Individual Retirement Annuities and Tax Sheltered Annuities are subject to the minimum Distribution requirements set forth in the Code.

DEATH OF CONTRACT OWNER

         If the Contract Owner and the Designated Annuitant are not the same person and the Contract Owner dies prior to the Annuitization Date, then the Joint Owner, if any, becomes the new Contract Owner. If no Joint Owner is named (or if the Joint Owner predeceases the Contract Owner), then the Contingent Owner becomes the new Contract Owner. If no Contingent Owner is named (or if the Contingent Owner predeceases the Contract Owner), then the Contract Owner's estate becomes the Contract Owner. Unless the new Contract Owner is the prior Contract Owner's spouse, the entire interest in the Contract, less applicable deductions (which may include a Contingent Deferred Sales Charge), must be distributed within five years of the prior Contract Owner's death. The new Contract Owner may elect to receive Distribution in the form of a life annuity or an annuity for a period not exceeding his or her life expectancy. Such annuity must begin within one year following the date of the prior Contract Owner's death. If the new Contract Owner is the spouse of the prior Contract Owner, then the Contract may be continued without any required Distribution.

         If the Designated Annuitant (regardless of whether the Designated Annuitant is also the Contract Owner) dies prior to the Annuitization Date, a Death Benefit will be payable in accordance with the "Death of Designated Annuitant Prior to the Annuitization Date" provision below, provided however, that all Distributions made as a result of the death of the Contract Owner shall be made within the time limits set forth in this provision. If a Contract Owner/Designated Annuitant dies prior to the Annuitization Date, and the Beneficiary is the Contract Owner/Designated Annuitant's spouse, such spouse may elect to continue the Contract as the Contract Owner and Annuitant.

         Individual Retirement Annuities or Tax Sheltered Annuities will be subject to specific rules set forth in the Plan, Contract, or Code concerning Distributions upon the death of the Contract Owner.

DEATH OF DESIGNATED ANNUITANT PRIOR TO THE ANNUITIZATION DATE

         If the Designated Annuitant dies prior to the Annuitization Date, a Death Benefit is payable unless the Contract Owner has also named a Contingent Designated Annuitant, in which case the Death Benefit is payable upon the death of the last survivor of the Designated Annuitant and Contingent Designated Annuitant. The Death Benefit is payable to the Beneficiary. If no Beneficiary is named (or if the Beneficiary predeceases the Designated Annuitant), then the Death Benefit is payable to the Contingent Beneficiary. If no Contingent Beneficiary is named (or if the Contingent Beneficiary predeceases the Designated Annuitant), then the Death Benefit will be paid to Contract Owner or the Contract Owner's estate.

         The value of the Death Benefit will be determined as of the Valuation Date coincident with or next following the date the Company receives in writing
(1) due proof of the Designated Annuitant's death and (2) an election for either a single sum payment or an Annuity Payment Option; and (3) any form required by state insurance laws. If a single sum payment is requested, payment will be made in accordance with any applicable laws and regulations governing the payment of Death Benefits. If an Annuity Payment Option is requested, election must be made by the Beneficiary during the 90-day period commencing with the date written notice is received by the Company. If no election has been made by the end of such 90-day period commencing with the date written notice is received by the Company, the Death Benefit will be paid in a single sum payment. If the Designated Annuitant dies prior to his or her 86th birthday, the value of the Death Benefit will be the greater of (1) the sum of all Purchase Payments, made to the Contract less any amounts surrendered, (2) the Contract Value, or (3) the Contract Value as of the most recent five-year Contract Anniversary, less any amounts surrendered since the most recent five-year Contract Anniversary. If the Designated Annuitant dies on or after his or her 86th birthday, then the Death Benefit will be equal to the Contract Value.

         If the Contract Owner is not a natural person, the death of the Designated Annuitant (or a change of the Designated Annuitant) will be treated like a death of the Contract Owner and will result in a Distribution of either:

         (a) the Death Benefit described above (if there is no Contingent Designated Annuitant and the Designated Annuitant has died), or in all other cases





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         (b)     a Distribution to the Contract Owner if the Designated
Annuitant has been changed,

provided that any such Distribution must be made within the time period specified in the "Death of Contract Owner" provision.

DEATH OF ANNUITANT AFTER THE ANNUITIZATION DATE

         If the Annuitant dies after the Annuitization Date, any benefit that may be payable shall be as specified in the Annuity Payment Option selected.

REQUIRED DISTRIBUTION FOR TAX SHELTERED ANNUITIES

         The entire interest of an Annuitant under a Tax Sheltered Annuity Contract will be distributed in a manner consistent with the Minimum Distribution and Incidental Benefit (MDIB) provisions of Section 401(a)(9) of the Code and regulations thereunder, as applicable, and will be paid, notwithstanding anything else contained herein, to the Contract Owner/Annuitant under the Annuity Payments Option selected, over a period not exceeding:

    (a) the life of the Contract Owner/Annuitant or the lives of the Contract Owner/Annuitant and the Contract Owner/Annuitant's designated Beneficiary; or

    (b) a period not extending beyond the life expectancy of the Contract Owner/Annuitant or the life expectancy of the Contract Owner/Annuitant and the Contract Owner/Annuitant's designated Beneficiary.

         If the Contract Owner/Annuitant's entire interest is to be distributed in equal or substantially equal payments over a period described in A or B, such payments will commence not later than the first day of April following the calendar year in which the Contract Owner/Annuitant attains age 70 1/2 (the required beginning date). In the case of a governmental plan (as defined in Code Section 414(d)), or church plan (as defined in Code Section 401(a)(9)(C)), the Required Beginning Date will be the later of the dates determined under the preceding sentence or April 1 of the calendar year following the calendar year in which the Annuitant retires.

         If the Contract Owner dies prior to the commencement of his or her Distribution, the interest in the Tax Sheltered Annuity must be distributed by December 31 of the calendar year in which the fifth anniversary of his or her death occurs unless:

(a) In the case of a Tax Sheltered Annuity, the Contract Owner names his or her surviving spouse as the Beneficiary and such spouse elects to:

      (I) treat the annuity as a Tax Sheltered Annuity established for his or her benefit; or

      (ii) receive Distribution of the account in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) and commencing not later than December 31 of the year in which the Contract Owner would have attained age 70 1/2; or

(b) In the case of a Tax Sheltered Annuity, the Contract Owner names a Beneficiary other than his or her surviving spouse and such Beneficiary elects to receive a Distribution of the account in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) commencing not later than December 31 of the year following the year in which the Contract Owner dies.

      If the Contract Owner/Annuitant dies after Distribution has commenced, Distribution must continue at least as rapidly as under the schedule being used prior to his or her death.

      Payments commencing on the Required Beginning Date will not be less than the lesser of the quotient obtained by dividing the entire interest of the Contract Owner/Annuitant by the life expectancy of the Contract Owner/Annuitant, or the joint and last survivor expectancy of the Contract Owner/Annuitant and the Contract Owner/Annuitant's Designated Beneficiary (whichever is applicable under the applicable Minimum Distribution or MDIB provisions). Life expectancy and joint and last survivor expectancy are computed by the use of return multiples contained in Section 1.72-9 of the Treasury Regulations.




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REQUIRED DISTRIBUTIONS FOR INDIVIDUAL RETIREMENT ANNUITIES

      Distribution from an Individual Retirement Annuity must begin not later than April 1 of the calendar year following the calendar year in which the Contract Owner attains age 70 1/2. Distribution may be accepted in a lump sum or in nearly equal payments over: (a) the Contract Owner's life or the lives of the Contract Owner and the Contract Owner's spouse or designated Beneficiary, or (b) a period not extending beyond the Contract Owner and the Contract Owner's spouse or designated Beneficiary.

      If the Contract Owner dies prior to the commencement of the Distribution, the interest in the Individual Retirement Annuity must be distributed by December 31 of the calendar year in which the fifth anniversary of the Contract Owner's death occurs unless:

(a) The Contract Owner has named his or her surviving spouse as the designated Beneficiary and such spouse elects to:

         (i) treat the annuity as an Individual Retirement Annuity established for his or her benefit; or

         (ii) receive Distribution of the account in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) and commencing not later than December 31 of the year in which the Contract Owner would have attained age 70 1/2; or

(b) The Contract Owner has named a Beneficiary other than his or her surviving spouse and such Beneficiary elects to receive a Distribution of the account in nearly equal payments over his or her life (or a period not exceeding his or her life expectancy) commencing not later than December 31 of the year following the year in which the Contract Owner dies.

         If the Contract Owner dies after Distribution has commenced, the Distribution must continue at least as rapidly as under the schedule being used prior to the Contract Owner's death, except to the extent that a surviving spouse Beneficiary may elect to treat the Contract as his or her own, in the same manner as is described in section (a)(i) of this provision.

         If the amounts distributed to the Contract Owner are less than those mentioned above, penalty tax of 50% is levied on the amount that should have been distributed for that year.

         A pro-rata portion of all Distributions will be included in the gross income of the person receiving the Distribution and taxed at ordinary income tax rates. The portion of the Distribution which is taxable is based on the ratio between the amount by which non-deductible Purchase Payments exceed prior non-taxable Distributions and total account balances at the time of the Distribution. The Contract Owner must annually report the amount of non-deductible Purchase Payments, the amount of any Distribution, the amount by which non-deductible Purchase Payments for all years exceed non-taxable Distributions for all years, and the total balance of all Individual Retirement Annuities.

         Individual Retirement Annuity Distributions will not receive the benefit of the tax treatment of a lump sum Distribution from a Qualified Plan. If the Contract Owner dies prior to the time Distribution of the Contract Owner's interest in the annuity is completed, the balance will also be included in the Contract Owner's gross estate.

GENERATION-SKIPPING TRANSFERS

         The Company may determine whether the Death Benefit or any other payment constitutes a direct skip as defined in Section 2612 of the Code, and the amount of the tax on the generation-skipping transfer resulting from such direct skip. If applicable, the payment will be reduced by any tax the Company is required to pay by Section 2603 of the Code.

         A direct skip may occur when property is transferred to or a Death Benefit is paid to an individual two or more generations younger than the Contract Owner.




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
                              GENERAL INFORMATION

CONTRACT OWNER SERVICES

         ASSET REBALANCING - The Contract Owner may direct the automatic reallocation of Contract Values to the underlying Mutual Fund options on a predetermined percentage basis every three months. If the last day of the three month period falls on a Saturday, Sunday, recognized holiday or any other day when the New York Stock Exchange is closed, the Asset Rebalancing exchange will occur on the last business day before that day. Asset Rebalancing will not affect future allocations of Purchase Payments. An Asset Rebalancing request must be in writing on a form provided by the Company. The Contract Owner may want to contact a financial adviser in order to discuss the use of Asset Rebalancing in his or her Contract.

         Contracts issued to a Tax Sheltered Annuity Plan as defined by the Code may have superseding plan restrictions with regard to frequency of underlying Mutual Fund exchanges and underlying Mutual Fund options.

         The Company reserves the right to discontinue offering Asset Rebalancing upon 30 days written notice; such discontinuation will not affect Asset Rebalancing programs which have already commenced. The Company also reserves the right to assess a processing fee for this service.

         DOLLAR COST AVERAGING - The Contract Owner may direct the Company to automatically transfer a specified amount from the Money Market Fund Sub-Account, the Limited Maturity Bond Portfolio Sub-Account or the Fixed Account to any other Sub-Account within the Variable Account on a monthly basis. This service is intended to allow the Contract Owner to utilize Dollar Cost Averaging, a long-term investment program which provides for regular, level investments over time. The Company makes no guarantees that Dollar Cost Averaging will result in a profit or protect against loss in a declining market. Transfers for purposes of Dollar Cost Averaging can only be made from the Money Market Fund Sub- Account, the Limited Maturity Bond Portfolio Sub-Account or the Fixed Account. The minimum monthly Dollar Cost Averaging transfer is $100. In addition, Dollar Cost Averaging monthly transfers from the Fixed Account must be equal to or less than 1/30th of the Fixed Account value when the Dollar Cost Averaging program is requested. Transfers out of the Fixed Account, other than for Dollar Cost Averaging, may be subject to certain additional restrictions (see "Transfers"). A written election of this service, on a form provided by the Company, must be completed by the Contract Owner in order to begin transfers. Once elected, transfers from the Money Market Fund Sub-Account, the Limited Maturity Bond Portfolio Sub-Account or the Fixed Account will be processed monthly until either the value in the Money Market Fund Sub-Account, the Limited Maturity Bond Portfolio Sub-Account or the Fixed Account is completely depleted or the Contract Owner instructs the Company in writing to cancel the monthly transfers.

         The Company reserves the right to discontinue offering Dollar Cost Averaging upon 30 days written notice; such discontinuation will not affect Dollar Cost Averaging programs already commenced. The Company also reserves the right to assess a processing fee for this service.

         SYSTEMATIC WITHDRAWALS - The Contract Owner may elect in writing on a form provided by the Company to take Systematic Withdrawals of a specified dollar amount (of at least $100) on a monthly, quarterly, semi-annual or annual basis. The Company will process the withdrawals as directed by surrendering on a pro-rata basis Accumulation Units from all of the Sub-Accounts in which the Contract Owner has an interest, and the Fixed Account. A Contingent Deferred Sales Charge may apply to Systematic Withdrawals in accordance with the considerations set forth in the "Contingent Deferred Sales Charge" section. Each Systematic Withdrawal is subject to federal income taxes on the taxable portion. In addition, a 10% federal penalty tax may be assessed on Systematic Withdrawals if the Contract Owner is under age 59 1/2. If directed by the Contract Owner, the Company will withhold federal income taxes from each Systematic Withdrawal. A Systematic Withdrawal program will terminate automatically at the end of each Contract Year and may be reinstated only pursuant to a new request. The Contract Owner may discontinue Systematic Withdrawals at any time by notifying the Company in writing.

         If the Contract Owner withdraws amounts pursuant to a Systematic Withdrawal program, then the Contract Owner may withdraw each Contract Year without a CDSC an amount up to the greater of (i) 10% of the total sum of all Purchase Payments made to the Contract at the time of withdrawal, (in addition, any amount withdrawn from any Individual Retirement Annuity Contract, in order to meet minimum Distribution requirements shall be free of CDSC); or (ii) the specified percentage of the Contract Value based on the Contract Owner's age, as shown in the following table:





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
     Contract Owner's                            Percentage of
           Age                                  Contract Value
  ----------------------                    -----------------------
       Under 59-1/2                                   5%
     59-1/2 to 70-1/2                                 7%
       70-1/2 to 75                                   9%
       75 and Over                                    13%

      If the total amounts withdrawn in any Contract Year exceed the CDSC-free amount as calculated under the Systematic Withdrawal method described above, then such total withdrawn amounts will be eligible only for the 10% of Purchase Payment CDSC-free withdrawal privilege described in the "Contingent Deferred Sales Charge" section, and the total amount of CDSC charged during the Contract Year will be determined in accordance with that provision.

      The Contract Value and the Contract Owner's age for purposes of applying the CDSC-free withdrawal percentage described in this provision are determined as of the date the request for a Systematic Withdrawal program is received and recorded by the Company at its Home Office. (In the case of Joint Owners, the older Owner's age will be used.) The Contract Owner may elect to take such CDSC-free amounts only once each Contract Year. Furthermore, this CDSC-free withdrawal privilege for Systematic Withdrawals is non-cumulative; free amounts not taken during any given Contract Year cannot be taken as free amounts in a subsequent Contract Year.

      Systematic Withdrawals are not available prior to the expiration of the ten day free look provision of the Contract. The Company also reserves the right to assess a processing fee for this service.

STATEMENTS AND REPORTS

      The Company will mail to Contract Owners, at their last known address of record, any statements and reports required by applicable laws or regulations. Contract Owners should therefore give the Company prompt notice of any address change. The Company will send a confirmation statement to Contract Owners each time a transaction is made affecting the Owners' Variable Account Contract Value, such as making additional Purchase Payments, transfers, exchanges or withdrawals. Quarterly statements are also mailed detailing the Contract activity during the calendar quarter. Instead of receiving an immediate confirmation of transactions made pursuant to some types of periodic payment plan (such as a dollar cost averaging program) or salary reduction arrangement, the Contract Owner may receive confirmation of such transactions in their quarterly statements. The Contract Owner should review the information in these statements carefully. All errors or corrections must be reported to the Company immediately to assure proper crediting to the Owner's Contract. The Company will assume all transactions are accurately reported on quarterly statements or confirmation statements unless the Contract Owner notifies the Company otherwise within 30 days after receipt of the statement. The Company will also send to Contract Owners each year an annual report and a semi-annual report containing financial statements for the Variable Account, as of December 31 and June 30, respectively.

ALLOCATION OF PURCHASE PAYMENTS AND CONTRACT VALUE

      Purchase Payments are allocated to one or more Sub-Accounts within the Variable Account in accordance with the designation of the underlying Mutual Funds by the Contract Owner, and converted into Accumulation Units.

      The initial Purchase Payment must be at least $15,000. Subsequent Purchase Payments, if any, must be at least $1,000. Subsequent Purchase Payments are not permitted in the states of New York, Oregon, and Washington. The cumulative total of all Purchase Payments under Contracts issued on the life of any one Designated Annuitant may not exceed $1,000,000 without prior consent of the Company.

      The initial Purchase Payment allocated to designated Sub-Accounts of the Variable Account will be priced no later than 2 business days after receipt of an order to purchase, if the application and all information necessary for processing the purchase order are complete. The Company may, however, retain the Purchase Payment for up to 5 business days while attempting to complete an incomplete application. If the application cannot be made complete within 5 days, the prospective purchaser will be informed of the reasons for the delay and the Purchase Payment will be returned immediately unless the prospective purchaser specifically consents





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to the Company retaining the Purchase Payment until the application is made complete. Thereafter, subsequent Purchase Payments will be priced on the basis of the Accumulation Unit Value next completed for the appropriate Sub-Account after the additional Purchase Payment is received.

      Purchase Payments will not be priced on the following nationally recognized holidays: New Year's Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas.

VALUE OF A VARIABLE ACCOUNT ACCUMULATION UNIT

      The value of a Variable Account Accumulation Unit for each Sub-Account was arbitrarily set initially at $10 when the underlying Mutual Fund shares in that Sub-Account were available for purchase. The value for any subsequent Valuation Period is determined by multiplying the Accumulation Unit Value for each Sub-Account for the immediately preceding Valuation Period by the Net Investment Factor for the Sub-Account during the subsequent Valuation Period. The value of an Accumulation Unit may increase or decrease from Valuation Period to Valuation Period. The number of Accumulation Units will not change as a result of investment experience.

NET INVESTMENT FACTOR

      The Net Investment Factor for any Valuation Period is determined by dividing (a) by (b) and subtracting (c) from the result where:

(a)      is the net of:

         (1) the Net Asset Value per share of the underlying Mutual Fund held in the Sub-Account determined at the end of the current Valuation Period, plus

         (2) the per share amount of any dividend or capital gain Distributions made by the underlying Mutual Fund held in the Sub-Account if the "ex-dividend" date occurs during the current Valuation Period.

(b)      is the net of:

         (1) the Net Asset Value per share of the underlying Mutual Fund held in the Sub-Account determined at the end of the immediately preceding Valuation Period, plus or minus

         (2) the per share charge or credit, if any, for any taxes reserved for in the immediately preceding Valuation Period (see "Charge For Tax Provisions").

(c) is a factor representing the daily Mortality Risk Charge, Expense Risk Charge and Administration Charge deducted from the Variable Account. Such factor is equal to an annual rate of 1.40% of the underlying Mutual Fund's daily Net Asset Value of the Variable Account.

         For underlying Mutual Funds that credit dividends on a daily basis and pay such dividends once a month (the Nationwide Separate Account Trust - Money Market Fund), the Net Investment Factor allows for the monthly reinvestment of these daily dividends.

         The Net Investment Factor may be greater or less than one; therefore, the value of an Accumulation Unit may increase or decrease. It should be noted that changes in the Net Investment Factor may not be directly proportional to changes in the Net Asset Value of underlying Mutual Fund shares, because of the deduction for Mortality Risk Charge, Expense Risk Charge and Administration Charge.

VALUATION OF ASSETS

         Underlying Mutual Fund shares in the Variable Account will be valued at their Net Asset Value.

DETERMINING THE CONTRACT VALUE

         The sum of the value of all Variable Account Accumulation Units attributable to the Contract and amounts credited to the Fixed Account is the Contract Value. The number of Accumulation Units credited per each Sub-Account is determined by dividing the net amount allocated to the Sub-Account by the Accumulation Unit Value for the Sub-Account for the Valuation Period during which the Purchase Payment is received by the Company. If part or all of the Contract Value is surrendered or charges or deductions are made against the Contract Value, an appropriate number of Accumulation Units from the Variable Account and an appropriate



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amount from the Fixed Account will be deducted in the same proportion that the
Contract Owner's interest in the Variable Account and the Fixed Account bears to the total Contract Value.

SURRENDER (REDEMPTION)

      While the Contract is in force and prior to the earlier of the Annuitization Date or the death of the Designated Annuitant, the Company will, upon proper written application by the Contract Owner deemed by the Company to be in good order, allow the Contract Owner to surrender a portion or all of the Contract Value. "Proper written application" means that the Contract Owner must request the surrender in writing and include the Contract. The Company may require that the signature(s) be guaranteed by a member firm of a major stock exchange or other depository institution qualified to give such a guaranty.

      The Company will, upon receipt of any such written request, surrender a number of Accumulation Units from the Variable Account and an amount from the Fixed Account necessary to equal the gross dollar amount requested, less any applicable Contingent Deferred Sales Charge (see "Contingent Deferred Sales Charge"). In the event of a partial surrender, the Company will, unless instructed to the contrary, surrender Accumulation Units from all Sub-Accounts in which the Contract Owner has an interest, and the Fixed Account. The number of Accumulation Units surrendered from each Sub-Account and the amount surrendered from the Fixed Account will be in the same proportion that the Contract Owner's interest in the Sub-Accounts and Fixed Account bears to the total Contract Value.

      The Company will pay any funds applied for from the Variable Account within 7 days of receipt of such application in the Company's Home Office. However, the Company reserves the right to suspend or postpone the date of any payment of any benefit or values for any Valuation Period (1) when the New York Stock Exchange ("Exchange") is closed, (2) when trading on the Exchange is restricted, (3) when an emergency exists as a result of which disposal of securities held in the Variable Account is not reasonably practicable or it is not reasonably practicable to determine the value of the Variable Account's net assets, or (4) during any other period when the Securities and Exchange Commission, by order, so permits for the protection of security holders, provided that applicable rules and regulations of the Securities and Exchange Commission shall govern as to whether the conditions prescribed in (2) and (3) exist. The Contract Value on surrender may be more or less than the total of Purchase Payments made by a Contract Owner, depending on the market value of the underlying Mutual Fund shares.

SURRENDERS UNDER A TAX SHELTERED ANNUITY CONTRACT

      Except as provided below, the Owner may surrender part or all of the Contract Value at any time this Contract is in force prior to the earlier of the Annuitization Date or the death of the Designated Annuitant:

A. The surrender of Contract Value attributable to contributions made pursuant to a salary reduction agreement (within the meaning of Code
      Section 402(g)(3)(A) or (C)), or transfers from a Custodial Account described in Section 403(b)(7) of the Code, may be executed only -

      1. when the Contract Owner attains age 59 1/2, separates from service, dies, or becomes disabled (within the meaning of Code
                 Section 72(m)(7)); or

      2.         in the case of hardship (as defined for purposes of Code
                 Section 401(k)), provided that any surrender of Contract Value in the case of hardship may not include any income attributable to salary reduction contributions.

B. The surrender limitations described in A. above for Tax Sheltered Annuities apply to:

      1. salary reduction contributions to Tax Sheltered Annuities made for plan years beginning after December 31, 1988;

      2. earnings credited to such contracts after the last plan year beginning before January 1, 1989, on amounts attributable to salary reduction contributions; and

      3. all amounts transferred from 403(b)(7) Custodial Accounts (except that earnings, and employer contributions as of December 31, 1988 in such Custodial Accounts may be withdrawn in the case of hardship).



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
C. Any Distribution other than the above, including exercise of a contractual ten-day free look provision (when available) may result in the immediate application of taxes and penalties and/or retroactive disqualification of a Qualified Contract or Tax Sheltered Annuity.

      A premature Distribution may not be eligible for rollover treatment. To assist in preventing disqualification in the event of a ten-day free look, the Company will agree to transfer the proceeds to another contract which meets the requirements of Section 403(b) of the Code, upon proper direction by the Contract Owner. The foregoing is the Company's understanding of the withdrawal restrictions which are currently applicable under Section 403(b)(11) and Revenue Ruling 90-24. Such restrictions are subject to legislative change and/or reinterpretation from time to time. Distributions pursuant to Qualified Domestic Relations Orders will not be considered to be a violation of the restrictions stated in this provision.

      The Contract surrender provisions may also be modified pursuant to the plan terms and Code tax provisions when the Contract is issued to fund a Qualified Plan.

      INFORMATION CONTAINED HEREIN SHOULD NOT BE SUBSTITUTED FOR THE ADVICE OF A PERSONAL TAX ADVISER.

TAXES

      The Company does not make any guarantee regarding the tax status for any Contract or any transaction involving the Contracts.

      Section 72 of the Code governs taxation of annuities in general. That section sets forth different rules for: (1) Qualified Contracts; (2) Individual Retirement Annuities and Individual Retirement Accounts; (3) Tax Sheltered Annuities; or (4) Non-Qualified Contracts. Each type of annuity is discussed below.

      Distributions to participants from Qualified Contracts or Tax Sheltered Annuities are generally taxed when received. A portion of each Distribution is excludable from income based on the ratio between the after tax investment of the Owner/Annuitant in the Contract and the value of the Contract at the time of the withdrawal or Annuitization.

      Distributions from Individual Retirement Annuities and Contracts owned by Individual Retirement Accounts are also generally taxed when received. The portion of each such payment which is excludable is based on the ratio between the amount by which nondeductible Purchase Payments to all such Contracts exceeds prior non-taxable Distributions from such Contracts, and the total account balances in such Contracts at the time of the Distribution. The Owner of such Individual Retirement Annuities or the Designated Annuitant under Contracts held by Individual Retirement Accounts must annually report to the Internal Revenue Service the amount of nondeductible Purchase Payments, the amount of any Distribution, the amount by which nondeductible Purchase Payments for all years exceed non-taxable Distributions for all years, and the total balance in all Individual Retirement Annuities and Accounts. Owners should consult a financial consultant, legal counsel or tax advisor to discuss in detail the taxation and the use of the Contracts.

NON-QUALIFIED CONTRACTS

      The rules applicable to Non-Qualified Contracts provide that a portion of each annuity payment received is excludable from taxable income based on the ratio between the Contract Owner's investment in the Contract and the expected return on the Contract. The maximum amount excludable from income is the investment in the Contract. If the Annuitant dies prior to excluding from income the entire investment in the Contract, the Annuitant's final tax return may reflect a deduction for the balance of the investment in the Contract.

      Distributions made from the Contract prior to the Annuitization Date are taxable to the Contract Owner to the extent that the cash value of the Contract exceeds the Contract Owner's investment at the time of the Distribution. Distributions, for this purpose, include partial surrenders, dividends, loans, or any portion of the Contract which is assigned or pledged; or for Contracts issued after April 22, 1987, any portion of the Contract transferred by gift. For these purposes, a transfer by gift may occur upon Annuitization if the Contract Owner and the Annuitant are not the same individual. In determining the taxable amount of a Distribution, all annuity contracts issued after October 21, 1988, by the same company to the same contract owner during any 12 month period, will be treated as one annuity contract. Additional limitations on the use of multiple contracts



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
may be imposed by Treasury regulations. Distributions prior to the Annuitization Date with respect to that portion of the Contract invested prior to August 14, 1982, are treated first as a recovery of the investment in the Contract as of that date. A Distribution in excess of the amount of the investment in the Contract as of August 14, 1982, will be treated as taxable income.

      The Tax Reform Act of 1986 has changed the tax treatment of certain Non-Qualified Contracts held by entities other than individuals. Such entities are taxed currently on the earnings on the Contract which are attributable to contributions made to the Contract after February 28, 1986. There are exceptions for immediate annuities and certain Contracts owned for the benefit of an individual. An immediate annuity, for purposes of this discussion, is a single premium Contract on which payments begin within one year of purchase.
If this Contract is issued as the result of an exchange described in Section 1035 of the Code, it will generally be considered to have been purchased on the purchase date of the contract given up in the exchange.

      Code Section 72 also provides for a penalty, equal to 10% of any Distribution which is includable in gross income, if such Distribution is made prior to attaining age 59 1/2 or disability of the Contract Owner. The penalty does not apply if the Distribution is one of a series of substantially equal periodic payments made over the life or life expectancy (or joint lives or life expectancies) of the Annuitant (and the Annuitant's Beneficiary), or for the purchase of an immediate annuity, or is allocable to an investment in the Contract before August 14, 1982. A Contract Owner wishing to begin taking Distributions to which the 10% tax penalty does not apply should forward a written request to the Company. Upon receipt of a written request from the Contract Owner, the Company will inform the Contract Owner of the procedures pursuant to Company policy and subject to limitations of the Contract including but not limited to first year withdrawals. If the Annuitant or Contract Owner selects an annuity for life or life expectancy, or begins a pre-defined series of withdrawals based on life expectancy, and changes the method of payment before the expiration of 5 years and the attainment of age 59 1/2, the early withdrawal penalty will apply. The penalty will be equal to that which would have been imposed had no exception applied from the outset, and the Annuitant or Contract Owner will also pay interest on the amount of the penalty from the date it would have originally applied until it is actually paid.

      In order to qualify as an annuity Contract under Section 72 of the Code, the Contract must provide for Distribution to be made upon the death of the Contract Owner. In such case, the Contingent Owner or other named recipient must receive the Distribution within 5 years of the Owner's death. However, the recipient may elect for payments to be made over their life or life expectancy if such payments begin within one year from the death of the Contract Owner. If the Contingent Owner or other named recipient is the surviving spouse, such spouse may be treated as the Contract Owner and the Contract may be continued throughout the life of the surviving spouse. In the event the Contract Owner dies on or after the Annuitization Date and before the entire interest has been distributed, the remaining portion must be distributed at least as rapidly as under the method of Distribution being used as of the date of the Contract Owner's death (see "Required Distribution For Tax Sheltered Annuities"). If the Contract Owner is not an individual, the death of the Designated Annuitant (or a change in the Designated Annuitant) will result in a Distribution pursuant to these rules, regardless of whether a Contingent Designated Annuitant has been named.

      The Company is required to withhold tax from certain Distributions to the extent that such Distribution would constitute income to the Contract Owner. The Contract Owner is entitled to elect not to have federal income tax withheld from any such Distribution, but may be subject to penalties in the event insufficient federal income tax is withheld during a calendar year.

      Generally, the taxable portion of any Distribution from a Contract to a nonresident alien of the United States is subject to tax withholding at a rate equal to thirty percent (30%) of such amount or, if applicable, a lower treaty rate. A payment may not be subject to withholding where the recipient sufficiently establishes that such payment is effectively connected to the recipient's conduct of a trade or business in the United States and such payment is includable in the recipient's gross income.

      The Company may be required to determine whether the Death Benefit or any other payment constitutes a direct skip as defined in Section 2612 of the Code, and the amount of the tax on the generation-skipping transfer resulting from such direct skip. If applicable, such payment will be reduced by any tax the Company is required to pay by Section 2603 of the Code. A direct skip may occur when property is transferred to or a Death Benefit is paid to an individual two or more generations younger than the Contract Owner.



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
INDIVIDUAL RETIREMENT ANNUITIES

      The Contract may be purchased as an Individual Retirement Annuity under
Section 408(b) of the Code. Because the Contract's initial and subsequent Purchase Payments are greater than the maximum contribution permitted an Individual Retirement Annuity, or an Individual Retirement Annuity Contract may be purchased only in connection with a "rollover" (including a direct trustee-to-trustee transfer, where permitted). Specifically, an Individual Retirement Annuity Contract may be purchased only in connection with a rollover of amounts from a Qualified Plan, Tax-Sheltered Annuity or Individual Retirement Annuity. The Contract Owner should seek competent advice as to the tax consequences associated with the use of a Contract as an Individual Retirement Annuity.

      Recent changes to the Code permit the rollover of most Distributions from Qualified Plans to other Qualified Plans or Individual Retirement Accounts. Most Distributions from Tax-Sheltered Annuities may be rolled into another Tax-Sheltered Annuity or Individual Retirement Account. Distributions which may not be rolled over are those which are:

1. one of a series of substantially equal annual (or more frequent) payments made: (a) over the life (or life expectancy) of the employee, (b) the joint lives (or joint life expectancies) of the employee and the employee's designated Beneficiary, or (c) for a specified period of ten years or more, or

2.    a required minimum Distribution.

      Any Distribution eligible for rollover will be subject to federal tax withholding at a rate of twenty percent (20%) unless the Distribution is transferred directly to an appropriate plan as described above.

      Individual Retirement Accounts and Individual Retirement Annuities may not provide life insurance benefits. If the Death Benefit exceeds the greater of the cash value of the Contract or the sum of all Purchase Payments (less any surrenders), it is possible the Internal Revenue Service could determine that the Individual Retirement Account or Individual Retirement Annuity did not qualify for the desired tax treatment.

DIVERSIFICATION

      The Internal Revenue Service has promulgated regulations under Section 817(h) of the Code relating to diversification standards for the investments underlying a variable annuity contract. The regulations provide that a variable annuity contract which does not satisfy the diversification standards will not be treated as an annuity contract, unless the failure to satisfy the regulations was inadvertent, the failure is corrected, and the Owner or the Company pays an amount to the Internal Revenue Service. The amount will be based on the tax that would have been paid by the Owner if the income, for the period the contract was not diversified, had been received by the Owner. If the failure to diversify is not corrected in this manner, the Owner of an annuity contract will be deemed the owner of the underlying securities and will be taxed on the earnings of his or her account. The Company believes, under its interpretation of the Code and regulations thereunder, that the investments underlying this Contract meet these diversification standards.

      Representatives of the Internal Revenue Service have suggested, from time to time, that the number of underlying Mutual Funds available or the number of transfer opportunities available under a variable product may be relevant in determining whether the product qualifies for the desired tax treatment. No formal guidance has been issued in this area. Should the Secretary of the Treasury issue additional rules or regulations limiting the number of underlying Mutual Funds, transfers between underlying Mutual Funds, exchanges of underlying Mutual Funds or changes in investment objectives of underlying Mutual Funds such that the Contract would no longer qualify as an annuity under
Section 72 of the Code, the Company will take whatever steps are available to remain in compliance.

CHARGE FOR TAX PROVISIONS

      The Company is no longer required to maintain a capital gain reserve liability on Non-Qualified Contracts since capital gains attributable to assets held in the Company's Variable Account for such Contracts are not taxable to the Company. However, the Company reserves the right to implement and adjust the tax charge in the future, if the tax laws change.



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
INDIVIDUAL RETIREMENT ANNUITIES, INDIVIDUAL RETIREMENT ACCOUNTS AND TAX SHELTERED ANNUITIES

      The Contracts may be used with Individual Retirement Annuities, Individual Retirement Accounts, Tax Sheltered Annuities and other plans receiving favorable tax treatment. For information regarding eligibility, limitations on permissible amounts of Purchase Payments, and tax consequences on Distribution from such plans, the purchasers of such Contracts should seek competent advice. The terms of such plans may limit the rights available under the Contracts.

      The Code permits the rollover of most Distributions from Qualified Plans to other Qualified Plans, Individual Retirement Accounts, or Individual Retirement Annuities. Most Distributions from Tax Sheltered Annuities may be rolled into another Tax Sheltered Annuity, an Individual Retirement Account, or an Individual Retirement Annuity. Distributions which may not be rolled over are those which are:

1. one of a series of substantially equal annual (or more frequent) payments made: (a) over the life (or life expectancy) of the employee, (b) the joint lives (or joint life expectancies) of the employee and the employee's designated Beneficiary, or (c) for a specified period of ten years or more, or

2.    a required minimum Distribution.

      Any Distribution eligible for rollover will be subject to federal tax withholding at a 20 percent rate unless the Distribution is transferred directly to an appropriate plan as described above. Owners should consult a financial consultant to discuss in detail a particular tax situation and the use of the Contracts.

ADVERTISING

      A "yield" and "effective yield" may be advertised for the Nationwide Separate Account Trust Money Market Fund Sub-Account. "Yield" is a measure of the net dividend and interest income earned over a specific seven-day period (which period will be stated in the advertisement) expressed as a percentage of the offering price of the Sub-Account's units. Yield is an annualized figure, which means that it is assumed that the Sub-Account generates the same level of net income over a 52-week period. The "effective yield" is calculated similarly but includes the effect of assumed compounding, calculated under rules prescribed by the Securities and Exchange Commission. The effective yield will be slightly higher than yield due to this compounding effect.

      The Company may also from time to time advertise the performance of the Sub-Account of the Variable Account relative to the performance of other variable annuity sub-accounts or underlying mutual funds with similar or different objectives, or the investment industry as a whole. Other investments to which the Sub-Accounts may be compared include, but are not limited to: precious metals; real estate; stocks and bonds; closed-end funds; CDs; bank money market deposit accounts and passbook savings; and the Consumer Price Index.

      The Sub-Accounts of the Variable Account may also be compared to certain market indexes, which may include, but are not limited to: S&P 500; Shearson/Lehman Intermediate Government/Corporate Bond Index; Shearson/Lehman Long-Term Government/Corporate Bond Index; Donoghue Money Fund Average; U.S. Treasury Note Index; Bank Rate Monitor National Index of 2 Year CD Rates; and Dow Jones Industrial Average.

      Normally these rankings and ratings are published by independent tracking services and publications of general interest including, but not limited to:
Lipper Analytical Services, Inc., CDA/ Wiesenberger, Morningstar, Donoghue's; magazines such as Money, Forbes, Kiplinger's Personal Finance Magazine, Financial World, Consumer Reports, Business Week, Time, Newsweek, National Underwriter, U.S. News and World Report; rating services such as LIMRA, Value, Best's Agent Guide, Western Annuity Guide, Comparative Annuity Reports; and other publications such as the Wall Street Journal, Barron's, Investor's Daily, and Standard & Poor's Outlook. In addition, Variable Annuity Research & Data Service (The VARDS Report) is an independent rating service that ranks over 500 variable annuity funds based upon total return performance. These rating services and publications rank the performance of the underlying Mutual Funds against all underlying mutual funds over specified periods and against funds in specified categories. The rankings may or may not include the effects of sales or other charges.

      The Company is also ranked and rated by independent financial rating services, among which are Moody's, Standard & Poor's and A.M. Best Company. The purpose of these ratings is to reflect the financial



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
strength or claims-paying ability of the Company. The ratings are not intended to reflect the investment experience or financial strength of the Variable Account. The Company may advertise these ratings from time to time. In addition, the Company may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend the Company or the Contracts. Furthermore, the Company may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

      The Company may from time to time advertise several types of historical performance for the Sub-Accounts of the Variable Account. The Company may advertise for the Sub-Accounts standardized "average annual total return", calculated in a manner prescribed by the Securities and Exchange Commission, and nonstandardized "total return." "Average annual total return" will show the percentage rate of return of a hypothetical initial investment of $1,000 for at least the most recent one, five and ten year period, or for a period covering the time the underlying Mutual Fund option held in the Sub-Account has been in existence, if the underlying Mutual Fund option has not been in existence for one of the prescribed periods. This calculation reflects the deduction of all applicable charges made to the Contracts except for premium taxes, which may be imposed by certain states.

      Nonstandardized "total return" will be calculated in a similar manner and for the same time periods as the average annual total return except total return will assume an initial investment of $10,000 and will not reflect the deduction of any applicable Contingent Deferred Sales Charge, which, if reflected, would decrease the level of performance shown. The Contingent Deferred Sales Charge is not reflected because the Contracts are designed for long term investment. An assumed initial investment of $10,000 will be used because that figure more closely approximates the size of a typical Contract than does the $1,000 figure used in calculating the standardized average annual total return quotations. The amount of the hypothetical initial investment assumed affects performance because the Contract Maintenance Charge is a fixed per Contract charge.

      For those underlying Mutual Fund options which have not been held as Sub-Accounts within the Variable Account for one of the quoted periods, the standardized average annual total return and nonstandardized total return quotations will show the investment performance such underlying Mutual Fund options would have achieved (reduced by the applicable charges) had they been held as Sub-Accounts within the Variable Account for the period quoted.

      ALL PERFORMANCE INFORMATION AND COMPARATIVE MATERIAL ADVERTISED BY THE COMPANY IS HISTORICAL IN NATURE AND IS NOT INTENDED TO REPRESENT OR GUARANTEE FUTURE RESULTS. A CONTRACT OWNER'S CONTRACT VALUE AT REDEMPTION MAY BE MORE OR LESS THAN ORIGINAL COST.

                               LEGAL PROCEEDINGS

      There are no material legal proceedings, other than ordinary routine litigation incidental to the business to which the Company and the Variable Account are parties or to which any of their property is the subject.


      The General Distributor, Nationwide Advisory Services, Inc., is not engaged in any litigation of any material nature.


            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

                                                                           PAGE
General Information and History . . . . . . . . . . . . . . . . . . . . . .   1
Services  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
Purchase of Securities Being Offered  . . . . . . . . . . . . . . . . . . .   1
Underwriters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
Calculations of Performance . . . . . . . . . . . . . . . . . . . . . . . .   2
Annuity Payments  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . . .   4





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
                                   APPENDIX A

                                 FIXED ACCOUNT

         Purchase Payments under the Fixed Account portion of the Contract and transfers to the Fixed Account portion become part of the general account of the Company, which support insurance and annuity obligations. Because of exemptive and exclusionary provisions, interests in the general account have not been registered under the Securities Act of 1933 ("1933 Act"), nor is the general account registered as an investment company under the Investment Company Act of 1940 ("1940 Act"). Accordingly, neither the general account nor any interest therein are generally subject to the provisions of the 1933 or 1940 Acts, and we have been advised that the staff of the Securities and Exchange Commission has not reviewed the disclosures in this prospectus which related to the guaranteed interest portion. Disclosures regarding the Fixed Account portion of the Contract and the general account, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

                           FIXED ACCOUNT ALLOCATIONS

THE FIXED ACCOUNT

         The Fixed Account is made up of all the general assets of the Company, other than those in the Variable Account and any other segregated asset account. Fixed Account Purchase Payments will be allocated to the Fixed Account by election of the Contract Owner at the time of purchase.

         The Company will invest the assets of the Fixed Account in those assets chosen by the Company and allowed by applicable law. Investment income from such Fixed Account assets will be allocated by the Company between itself and the Contracts participating in the Fixed Account.

         The level of annuity payments made to Annuitants under the Contracts will not be affected by the mortality experience (death rate) of persons receiving such payments or of the general population. The Company assumes this "mortality risk" by virtue of annuity rates incorporated in the Contract which cannot be changed. In addition, the Company guarantees that it will not increase charges for maintenance of the Contracts regardless of its actual expenses.

         Investment income from the Fixed Account allocated to the Company includes compensation for mortality and expense risks borne by the Company in connection with Fixed Account Contracts. The amount of such investment income allocated to the Contracts will vary from year to year in the sole discretion of the Company at such rate or rates as the Company prospectively declares from time to time. Any such rate or rates so determined will remain effective for a period of not less than twelve months, and remain at such rate unless changed. However, the Company guarantees that it will credit interest at not less than 3.0% per year (or as otherwise required under state law, or at such minimum rate as stated in the contract when sold). ANY INTEREST CREDITED TO AMOUNTS ALLOCATED TO THE FIXED ACCOUNT IN EXCESS OF 3.0% PER YEAR WILL BE DETERMINED IN THE SOLE DISCRETION OF THE COMPANY. THE CONTRACT OWNER ASSUMES THE RISK THAT INTEREST CREDITED TO FIXED ACCOUNT ALLOCATIONS MAY NOT EXCEED THE MINIMUM GUARANTEE OF 3.0% FOR ANY GIVEN YEAR. New Purchase Payments deposited to the Contract which are allocated to the Fixed Account may receive a different rate of interest than money transferred from the Variable Sub-Accounts to the Fixed Account and amounts maturing in the Fixed Account at the expiration of an Interest Rate Guarantee Period.

         The Company guarantees that, at any time, the Fixed Account Contract Value will not be less than the amount of the Purchase Payments allocated to the Fixed Account, plus interest credited as described above, less the sum of all administrative charges, any applicable premium taxes, and less any amounts surrendered. If the Contract Owner effects a surrender, the amount available from the Fixed Account will be reduced by any applicable Contingent Deferred Sales Charge (see "Contingent Deferred Sales Charge").

TRANSFERS

         Contract Owners may at the maturity of an Interest Rate Guarantee Period, transfer a portion of the value of the Fixed Account to the Variable Account. The maximum percentage that may be transferred will be determined by the Company at its sole discretion, but will not be less than 10% of the total value of the portion of the Fixed Account that is maturing and will be declared upon the expiration date of the then current Interest





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Rate Guarantee Period.  The Interest Rate Guarantee Period expires on the final day of a calendar quarter. Transfers must be made within 45 days after the expiration date of the guarantee period. Owners who have entered into a Dollar Cost Averaging Agreement with the Company (see "Dollar Cost Averaging") may transfer from the Fixed Account to the Variable Account under the terms of that agreement.

                      ANNUITY PAYMENT PERIOD-FIXED ACCOUNT

FIRST AND SUBSEQUENT PAYMENTS

         A Fixed Annuity is an annuity with payments which are guaranteed by the Company as to dollar amount during the annuity payment period. The first Fixed Annuity payment will be determined by applying the Fixed Account Contract Value to the applicable Annuity Table in accordance with the Annuity Payment Option elected. This will be done at the Annuitization Date on an age last birthday basis. Fixed Annuity payments after the first will not be less than the first Fixed Annuity payment.

         The Company does not credit discretionary interest to Fixed Annuity payments during the annuity payment period for annuity options based on life contingencies. The Annuitant must rely on the Annuity Tables applicable to the Contracts to determine the amount of such Fixed Annuity payments.





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                                   APPENDIX B

                     PARTICIPATING UNDERLYING MUTUAL FUNDS

Below are the investment objectives of each underlying Mutual Fund available through the Variable Account. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.

DREYFUS STOCK INDEX FUND, INC.

         The Dreyfus Stock Index Fund, Inc. is an open-end, non-diversified, management investment company. It was incorporated under Maryland law on January 24, 1989, and commenced operations on September 29, 1989. The Dreyfus Corporation ("Dreyfus") serves as the Fund's manager while Mellon Equity Associates, an affiliate of Dreyfus serves as the Fund's index manager.

         Investment Objective: To provide investment results that correspond to the price and yield performance of publicly traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index. The Fund is neither sponsored by nor affiliated with Standard & Poor's Corporation.

THE DREYFUS SOCIALLY RESPONSIBLE GROWTH FUND, INC.


         The Dreyfus Socially Responsible Growth Fund, Inc. is an open-end, diversified, management investment company. It was incorporated under Maryland law on July 20, 1992, and commenced operations on October 7, 1993. The Dreyfus Corporation serves as the Fund's investment advisor. NCM Capital Management, Inc. serves as the Fund's sub-investment adviser and provides day-to-day management of the Fund's portfolio.


         Investment Objective: The Fund's primary goal is to provide capital growth through equity investment in companies that, in the opinion of the Fund's management, not only meet traditional investment standards but which also show evidence that they conduct their business in a manner that contributes to the enhancement of the quality of life in America. Current income is secondary to the primary goal.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND

         The Fund is an open-end, diversified, management investment company organized as a Massachusetts business trust on November 13, 1981. The Fund's shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. Fidelity Management & Research Company ("FMR") is the Fund's manager.

         -EQUITY-INCOME PORTFOLIO

         Investment Objective: To seek reasonable income by investing primarily in income-producing equity securities. In choosing these securities FMR also will consider the potential for capital appreciation. The Portfolio's goal is to achieve a yield which exceeds the composite yield on the securities comprising the Standard & Poor's 500 Composite Stock Price Index.

         -GROWTH PORTFOLIO

         Investment Objective: Seeks to achieve capital appreciation. This Portfolio will invest in the securities of both well-known and established companies, and smaller, less well-known companies which may have a narrow product line or whose securities are thinly traded. These latter securities will often involve greater risk than may be found in the ordinary investment security. FMR's analysis and expertise plays an integral role in the selection of securities and, therefore, the performance of the Portfolio. Many securities which FMR believes would have the greatest potential may be regarded as speculative, and investment in the Portfolio may involve greater risk than is inherent in other underlying mutual funds. It is also important to point out that the Portfolio makes most sense for you if you can afford to ride out changes in the stock market, because it invests primarily in common stocks. FMR also can make temporary investments in securities such as investment-grade bonds, high-quality preferred stocks and short-term notes, for defensive purposes when it believes market conditions warrant.




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         -HIGH INCOME PORTFOLIO

         Investment Objective: Seeks to obtain a high level of current income by investing primarily in high-risk, lower-rated, high-yielding, fixed-income securities, while also considering growth of capital. The Portfolio manager will seek high current income normally by investing the Portfolio's assets as follows:

         o at least 65% in income-producing debt securities and preferred stocks, including convertible securities

         o up to 20% in common stocks and other equity securities when consistent with the Portfolio's primary objective or acquired as part of a unit combining fixed-income and equity securities

                 Higher yields are usually available on securities that are lower-rated or that are unrated. Lower-rated securities are usually defined as Ba or lower by Moody's; BB or lower by Standard & Poor's and may be deemed to be of a speculative nature. The Portfolio may also purchase lower-quality bonds such as those rated Ca3 by Moody's or C- by Standard & Poor's which provide poor protection for payment of principal and interest (commonly referred to as "junk bonds"). For a further discussion of lower-rated securities, please see the "Risks of Lower-Rated Debt Securities" section of the Portfolio's prospectus.

         -OVERSEAS PORTFOLIO

         Investment Objective: To seek long term growth of capital primarily through investments in foreign securities. The Overseas Portfolio provides a means for investors to diversify their own portfolios by participating in companies and economies outside of the United States.

FIDELITY VARIABLE INSURANCE PRODUCTS FUND II

         The Variable Insurance Products Fund II is an open-end, diversified, management investment company organized as a Massachusetts business trust on March 21, 1988. The Fund's shares are purchased by insurance companies to fund benefits under variable insurance and annuity policies. Fidelity Management & Research Company ("FMR") is the Fund's manager.

         -ASSET MANAGER PORTFOLIO

         Investment Objective: To seek high total return with reduced risk over the long-term by allocating its assets among domestic and foreign stocks, bonds and short-term fixed income instruments.

         -CONTRAFUND PORTFOLIO

         Investment Objective: To seek capital appreciation by investing primarily in companies that the Fund manager believes to be undervalued due to an overly pessimistic appraisal by the public.
         This strategy can lead to investments in domestic or foreign companies, small and large, many of which may not be well known. The Fund primarily invests in common stock and securities convertible into common stock, but it has the flexibility to invest in any type of security that may produce capital appreciation.

NATIONWIDE SEPARATE ACCOUNT TRUST


         Nationwide Separate Account Trust (the "Trust") is a diversified open-end management investment company created under the laws of Massachusetts. The Trust offers shares in the five separate mutual funds listed below, each with its own investment objectives. Currently, shares of the Trust will be sold only to life insurance company separate accounts to fund the benefits under variable life insurance policies or variable annuity contracts issued by life insurance companies. The assets of the Trust are managed by Nationwide Advisory Services, Inc., One Nationwide Plaza, Columbus, Ohio 43216, a wholly-owned subsidiary of Nationwide Life Insurance Company.


         -CAPITAL APPRECIATION FUND

         Investment Objective: The Fund is designed for investors who are interested in long-term growth. The Fund seeks to meet its objective primarily through a diversified portfolio of the common stock of companies which the investment manager determines have a better-than-average potential for sustained capital growth over the long term.





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         -GOVERNMENT BOND FUND

         Investment Objective: To provide as high a level of income as is consistent with the preservation of capital. It seeks to achieve its objective by investing in a diversified portfolio of securities issued or backed by the U.S. Government, its agencies or instrumentalities.

         -MONEY MARKET FUND

         Investment Objective: To seek as high a level of current income as is considered consistent with the preservation of capital and liquidity by investing primarily in money market instruments.

         -SMALL COMPANY FUND

         Investment Objective: The Fund seeks long-term growth of capital by investing primarily in equity securities of domestic and foreign companies with market capitalizations of less than $1 billion at the time of purchase. Nationwide Financial Services, Inc. ("NFS"), the Fund's adviser, has employed a group of sub-advisers, each of which will manage a portion of the Fund's portfolio. These sub-advisers are the Dreyfus Corporation, Neuberger & Berman, L. P., Pictet International Management Limited, Van Eck Associates Corporation, Strong Capital Management, Inc. and Warburg Pincus Counsellors, Inc. The sub-advisers were chosen because they utilize a number of different investment styles when investing in small company stocks. By utilizing a number of investment styles, NFS hopes to increase prospects for investment return and to reduce market risk and volatility.

         -TOTAL RETURN FUND

         Investment Objective: To obtain a reasonable long-term total return (i.e., earnings growth plus potential dividend yield) on invested capital from a flexible combination of current return and capital gains through investments in common stocks, convertible issues, money market instruments and bonds with a primary emphasis on common stocks.

NEUBERGER & BERMAN ADVISERS MANAGEMENT TRUST

         Neuberger & Berman Advisers Management Trust is an open-end diversified management investment company established as a Massachusetts business trust on December 14, 1983. Shares of the Trust are offered in connection with certain variable annuity contracts and variable life insurance policies issued through life insurance company separate accounts and are also offered directly to qualified pension and retirement plans outside of the separate account context. The investment adviser is Neuberger & Berman Management Incorporated.

         -GROWTH PORTFOLIO

         Investment Objective: The Portfolio seeks capital growth through investments in common stocks of companies that the investment adviser believes will have above average earnings or otherwise provide investors with above average potential for capital appreciation. To maximize this potential, the investment adviser may also utilize, from time to time, securities convertible into common stocks, warrants and options to purchase such stocks.

         -LIMITED MATURITY BOND PORTFOLIO

         Investment Objective: To provide the high level of current income, consistent with low risk to principal and liquidity. As a secondary objective, it also seeks to enhance its total return through capital appreciation when market factors, such as falling interest rates and rising bond prices, indicate that capital appreciation may be available without significant risk to principal. It seeks to achieve its objectives through investments in a diversified portfolio of limited maturity debt securities.

         -PARTNERS PORTFOLIO

         Investment Objective: To seek capital growth. This Portfolio will seek to achieve its objective by investing primarily in the common stock of established companies. Its investment program seeks securities believed to be undervalued based on fundamentals such as low price-to-earnings ratios, consistent cash flows, and support from asset values. The objective of the Partners Portfolio is not fundamental and can be changed by the Trustees of the Trust without shareholder approval. Shareholders will, however, receive at least 30 days prior notice thereof. There is no assurance the investment objective will be met.

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
OPPENHEIMER VARIABLE ACCOUNT FUNDS

         The Oppenheimer Variable Account Funds is an open-end, diversified management investment company organized as a Massachusetts business trust in 1984. Shares of the Funds are sold only to provide benefits under variable life insurance policies and variable annuity contracts. Oppenheimer Funds, Inc. is the Funds' investment adviser.

         -OPPENHEIMER BOND FUND

         Investment Objective: Primarily to seek a high level of current income from investment in high yield fixed-income securities rated "Baa" or better by Moody's or "BBB" or better by Standard & Poor's. Secondarily, the Fund seeks capital growth when consistent with its primary objective.

         -OPPENHEIMER GLOBAL SECURITIES FUND

         Investment Objective: To seek long-term capital appreciation by investing a substantial portion of assets in securities of foreign issuers, "growth-type" companies, cyclical industries and special situations which are considered to have appreciation possibilities. Current income is not an objective. These securities may be considered to be speculative.

         -OPPENHEIMER MULTIPLE STRATEGIES FUND

         Investment Objective: To seek a total investment return (which includes current income and capital appreciation in the value of its shares) from investments in common stocks and other equity securities, bonds and other debt securities, and "money market" securities.

STRONG SPECIAL FUND II, INC.

         The Strong Special Fund II, Inc. is a diversified, open-end management company commonly called a Mutual Fund. The Special Fund II, Inc. was incorporated in Wisconsin and may only be purchased by the separate accounts of insurance companies for the purpose of funding variable annuity contracts and variable life insurance policies. Strong Capital Management Inc. (the "Advisor") is the investment advisor for the Fund.

         Investment Objective: To seek capital appreciation through investments in a diversified portfolio of equity securities.

STRONG VARIABLE INSURANCE FUNDS, INC.

         Strong Variable Insurance Funds, Inc. ("Corporation") is an open-end management investment company commonly referred to as a mutual fund. Incorporated in the State of Wisconsin, the Corporation has been authorized to issue shares of common stock and series and classes of series of common stock. The International Stock Fund II and The Strong Discovery Fund II, Inc. ("Funds") are offered by the Corporation to insurance company separate accounts for the purpose of funding variable life insurance policies and variable annuity contracts. Strong Capital Management, Inc. is the investment advisor to the Funds.

         -STRONG DISCOVERY FUND II, INC.

         Investment Objective: To seek maximum capital appreciation through investments in a diversified portfolio of securities. The Fund normally emphasizes investment in equity securities and may invest up to 100% of its total assets in equity securities including common stocks, preferred stocks and securities convertible into common or preferred stocks. Although the Fund normally emphasizes investment in equity securities, the Fund has the flexibility to invest in any type of security that the Advisor believes has the potential for capital appreciation including up to 100% of its total assets in debt obligations, including intermediate to long-term corporate or U.S. government debt securities.

         -STRONG INTERNATIONAL STOCK FUND II

         Investment Objective: To seek capital growth by investing primarily in the equity securities of issuers located outside the United States.

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
TCI PORTFOLIOS, INC., A MEMBER OF THE TWENTIETH CENTURY FAMILY OF MUTUAL FUNDS

         TCI Portfolio, Inc. was organized as a Maryland corporation in 1987. It is a diversified, open-end management investment company, designed only to provide investment vehicles for variable annuity and variable life insurance products of insurance companies. A member of the Twentieth Century Family of Mutual Funds, TCI Portfolios is managed by Investors Research Corporation.

         -TCI BALANCED

         Investment Objective: Capital growth and current income. The Fund will seek to achieve its objective by maintaining approximately 60% of the assets of the Fund in common stocks (including securities convertible into common stocks and other equity equivalents) that are considered by management to have better-than-average prospects for appreciation and approximately 40% in fixed income securities. A minimum of 25% of the fixed income portion of the Fund will be invested in fixed income senior securities. There can be no assurance that the Fund will achieve its investment objective.

         -TCI GROWTH

         Investment Objective: Capital growth. The Fund will seek to achieve its objective by investing in common stocks (including securities convertible into common stocks and other equity equivalents) that meet certain fundamental and technical standards of selection and have, in the opinion of the Fund's investment manager, better than average potential for appreciation. The Fund tries to stay fully invested in such securities, regardless of the movement of stock prices generally.

         The Fund may invest in cash and cash equivalents temporarily or when it is unable to find common stocks meeting its criteria of selection. It may purchase securities only of companies that have a record of at least three years continuous operation. There can be no assurance that the Fund will achieve its investment objective.

         -TCI INTERNATIONAL

         Investment Objective: To seek capital growth. The Fund will seek to achieve its investment objective by investing primarily in securities of foreign companies that meet certain fundamental and technical standards of selection and, in the opinion of the investment manager, have potential for appreciation. Under normal conditions, the Fund will invest at least 65% of its assets in common stocks or other equity securities of issuers from at least three countries outside the United States. Securities of United States issuers may be included in the portfolio from time to time. Although the primary investment of the Fund will be common stocks (defined to include depository receipts for common stocks), the Fund may also invest in other types of securities consistent with the Fund's objective. When the manager believes that the total return potential of other securities equals or exceeds the potential return of common stocks, the Fund may invest up to 35% of its assets in such other securities. There can be no assurance that the Fund will achieve its objectives.

         (Although the Statement of Additional Information concerning TCI Portfolios, Inc. refers to redemptions of securities in kind under certain conditions, all surrendering or redeeming Contract Owners will receive cash from the Company.)

VAN ECK WORLDWIDE INSURANCE TRUST

         Van Eck Worldwide Insurance Trust is an open-end management investment company organized as a "Business Trust" under the laws of the Commonwealth of Massachusetts on January 7, 1987. Trust shares are offered only to separate accounts of various insurance companies to fund the benefits of variable insurance and annuity policies. The investment adviser and manager is Van Eck Associates Corporation.

         -GOLD AND NATURAL RESOURCES FUND

         Investment Objective: To seek long-term capital appreciation by investing in equity and debt securities of companies engaged in the exploration, development, production and Distribution of gold and other natural resources, such as strategic and other metals, minerals, forest products, oil, natural gas and coal. Current income is not an objective.

         -WORLDWIDE BOND FUND

         Investment Objective: To seek high total return through a flexible policy of investing globally, primarily in debt securities.

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                                    41 of 84

VAN KAMPEN AMERICAN CAPITAL LIFE INVESTMENT TRUST

         The Van Kampen American Capital Life Investment Trust is an open-end diversified management investment company organized as a Massachusetts business trust on June 3, 1985. The Trust offers shares in separate funds which are sold only to insurance companies to provide funding for variable life insurance policies and variable annuity contracts. Van Kampen American Capital Asset Management, Inc. serves as the Fund's investment adviser.

         -REAL ESTATE SECURITIES FUND

         Investment Objective: To seek long-term capital growth by investing in a portfolio of securities of companies operating in the real estate industry ("Real Estate Securities"). Current income is a secondary consideration. Real Estate Securities include equity securities, including common stocks and convertible securities, as well as non-convertible preferred stocks and debt securities of real estate industry companies. A "real estate industry company" is a company that derives at least 50% of its assets (marked to market), gross income or net profits from the ownership, construction, management or sale of residential, commercial or industrial real estate. Under normal market conditions, at least 65% of the Fund's total assets will be invested in Real Estate Securities, primarily equity securities of real estate investment trusts. The Fund may invest up to 25% of its total assets in securities issued by foreign issuers, some or all of which may also be Real Estate Securities. There can be no assurance that the Fund will achieve its investment objective.

WARBURG PINCUS TRUST

         The Warburg Pincus Trust ("Trust") is an open-end management investment company organized in March 1995 as a business trust under the laws of The Commonwealth of Massachusetts. The Trust offers its shares to insurance companies for allocation to separate accounts for the purpose of funding variable annuity and variable life contracts. Trust portfolios are managed by Warburg, Pincus Counsellors, Inc. ("Counsellors.")

         -INTERNATIONAL EQUITY PORTFOLIO

         Investment Objective: To seek long-term capital appreciation by investing primarily in a broadly diversified portfolio of equity securities of companies, wherever organized, that in the judgment of "Counsellors" have their principal business activities and interests outside the United States. The Portfolio will ordinarily invest substantially all of its assets, but no less than 65% of its total assets, in common stocks, warrants and securities convertible into or exchangeable for common stocks. The Portfolio intends to invest principally in the securities of financially strong companies with opportunities for growth within growing international economies and markets through increased earning power and improved utilization or recognition of assets.

         -SMALL COMPANY GROWTH PORTFOLIO

         Investment Objective: To seek capital growth by investing in a portfolio of equity securities of small-sized domestic companies. The Portfolio ordinarily will invest at least 65% of its total assets in common stocks or warrants of small-sized companies (i.e., companies having stock market capitalizations of between $25 million and $1 billion at the time of purchase) that represent attractive opportunities for capital growth. The Portfolio intends to invest primarily in companies whose securities are traded on domestic stock exchanges or in the over-the-counter market. The Portfolio's investments will be made on the basis of their equity characteristics and securities ratings generally will not be a factor in the selection process.

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
                     STATEMENT OF ADDITIONAL INFORMATION

                              DECEMBER 27, 1996

     INDIVIDUAL MODIFIED SINGLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS
               ISSUED BY THE NATIONWIDE VA SEPARATE ACCOUNT-B OF
                 NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY


         This Statement of Additional Information is not a prospectus. It contains information in addition to and more detailed than set forth in the prospectus and should be read in conjunction with the prospectus dated December 27, 1996. The prospectus may be obtained from Nationwide Life and Annuity Insurance Company by writing P.O. Box 16609, Columbus, Ohio 43216-6609, or calling 1-800-848-6331, TDD 1-800-238- 3035.


                               TABLE OF CONTENTS

                                                                         PAGE
General Information and History . . . . . . . . . . . . . . . . . . . . .   1
Services  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   1
Purchase of Securities Being Offered  . . . . . . . . . . . . . . . . . .   1
Underwriters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   2
Calculations of Performance . . . . . . . . . . . . . . . . . . . . . . .   2
Annuity Payments  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   3
Financial Statements  . . . . . . . . . . . . . . . . . . . . . . . . . .   4

GENERAL INFORMATION AND HISTORY

         The Nationwide VA Separate Account-B, (formerly Financial Horizons VA Separate Account-2) is a separate investment account of Nationwide Life and Annuity Company ("Company") (formerly Financial Horizons Life Insurance Company). On April 7, 1988, ownership of the Company changed from Nationwide Mutual Insurance Company to Nationwide Life Insurance Company. The Company is a member of the Nationwide Insurance Enterprise and all of the Company's common stock is owned entirely by Nationwide Life Insurance Company. The common stock of Nationwide Life Insurance Company is owed by Nationwide Corporation. Nationwide Corporation is a holding company. All of its common stock is held by Nationwide Mutual Insurance Company (95.3%) and Nationwide Mutual Fire Insurance Company (4.7%).

SERVICES

         The Company, which has responsibility for administration of the Contracts and the Variable Account, maintains records of the name, address, taxpayer identification number, and other pertinent information for each Contract Owner and the number and type of Contract issued to each such Contract Owner and records with respect to the Contract Value of each Contract.

         The Custodian of the assets of the Variable Account is the Company. The Company will maintain a record of all purchases and redemptions of shares of the underlying Mutual Funds. The Company, or affiliates of the Company may have entered into agreements with either the investment adviser or distributor for several of the underlying Mutual Funds. The agreements relate to administrative services furnished by the Company or an affiliate of the Company and provide for an annual fee based on the average aggregate net assets of the Variable Account (and other separate accounts of the Company or life insurance company subsidiaries of the Company) invested in particular underlying Mutual Funds. These fees in no way affect the Net Asset Value of the underlying Mutual Funds or fees paid by the Contract Owner.

         The financial statements have been included herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, Two Nationwide Plaza, Columbus, Ohio 43215, and upon the authority of said firm as experts in accounting and auditing.

PURCHASE OF SECURITIES BEING OFFERED

         The Contracts will be sold by licensed insurance agents in the states where the Contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. ("NASD").

                                    43 of 84

         The Contract Owner may transfer up to 100% of the Contract Value from the Variable Account to the Fixed Account. However, the Company, at its sole discretion, reserves the right to limit such transfers to 25% of the Contract Value for any 12 month period. Contract Owners may at the maturity of an Interest Rate Guarantee Period transfer a portion of the Contract Value of the Fixed Account to the Variable Account. Such portion will be determined by the Company at its sole discretion (but will not be less than 10% of the total value of the portion of the Fixed Account that is maturing), and will be declared upon the expiration date of the then current Interest Rate Guarantee Period. The Interest Rate Guarantee Period expires on the final day of a calendar quarter. Transfers under this provision must be made within 45 days after the termination date of the guarantee period. Owners who have entered into a Dollar Cost Averaging agreement with the Company may transfer from the Fixed Account under the terms of that agreement.

         Transfers from the Fixed and Variable Accounts may not be made prior to the first Contract Anniversary. Transfers from the Fixed Account may not be made within 12 months of any prior Transfer. Transfers must also be made prior to the Annuitization Date.

UNDERWRITERS


         The Contracts, which are offered continuously, are distributed by Nationwide Advisory Services, Inc. ("NAS"), One Nationwide Plaza, Columbus, Ohio 43216, a wholly owned subsidiary of the Company. During the fiscal years ended December 31, 1995, 1994 and 1993, no underwriting commissions were paid by the Company to NAS.


CALCULATIONS OF PERFORMANCE

         Any current yield quotations of the Nationwide Separate Account Trust Money Market Fund Sub-Account, subject to Rule 482 of the Securities Act of 1933, shall consist of a seven calendar day historical yield, carried at least to the nearest hundredth of a percent. The yield shall be calculated by determining the net change, exclusive of capital changes, in the value of hypothetical pre-existing account having a balance of one accumulation unit at the beginning of the base period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the net change in account value by the value of the account at the beginning of the period to obtain a base period return, and multiplying the base period return by (365/7) or (366/7) in a leap year. The Nationwide Separate Account Trust Money Market Fund Sub-Account's effective yield is computed similarly but includes the effect of assumed compounding on an annualized basis of the current unit value yield quotations of the Nationwide Separate Account Trust Money Market Fund.

         The Nationwide Separate Account Trust Money Market Fund Sub-Account's yield and effective yield will fluctuate daily. Actual yields will depend on factors such as the type of instruments in the Nationwide Separate Account Trust Money Market Fund's portfolio, portfolio quality and average maturity, changes in interest rates, and the Fund's expenses. Although the Sub-Account determines its yield on the basis of a seven calendar day period, it may use a different time period on occasion. The yield quotes may reflect the expense limitation described "Investment Manager and Other Services" in the Fund's Statement of Additional Information. There is no assurance that the yields quoted on any given occasion will remain in effect for any period of time and there is no guarantee that the Net Asset Values will remain constant. It should be noted that a Contract Owner's investment in the Nationwide Separate Account Trust Money Market Fund Sub-Account is not guaranteed or insured. Yield of other money market funds may not be comparable if a different base period or another method of calculation is used.

         All performance advertising shall also include quotations of standardized average annual total return, calculated in accordance with a standard method prescribed by rules of the Securities and Exchange Commission, to facilitate comparison with standardized Average annual total return advertised for a specific period is found by first taking a hypothetical $1,000 investment in each of the Sub-Accounts' units on the first day of the period at the offering price, which is the Accumulation Unit Value per unit ("initial investment") and computing the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value is then divided by the initial investment and this quotient is taken to the Nth root (N represents the number of years in the period) and 1 is subtracted from the result which is then expressed as a percentage, carried to at least the nearest hundredth of a percent. Standardized average annual total return reflects the deduction of a 1.40% Mortality, Expense Risk and Administration Charge. The redeemable value also reflects the effect of any applicable Contingent Deferred Sales Charge that may be imposed at the end of

                                    44 of 84
the period (see "Contingent Deferred Sales Charge" located in the prospectus). No deduction is made for premium taxes which may be assessed by certain states. Nonstandardized total return may also be advertised, and is calculated in a manner similar to standardized average annual total return except the nonstandardized total return is based on a hypothetical initial investment of $25,000 and does not reflect the deduction of any applicable Contingent Deferred Sales Charge. Reflecting the Contingent Deferred Sales Charge would decrease the level of the performance advertised. The Contingent Deferred Sales Charge is not reflected because the Contract is designed for long term investment. An assumed initial investment of $25,000 will be used because that figure more closely approximates the size of a typical Contract than does the $1,000 figure used in calculating the standardized average annual total return quotations.

         The standardized average annual total return and nonstandardized total return quotations will be current to the last day of the calendar quarter preceding the date on which an advertisement is submitted for publication.
Both the standardized average annual return and the nonstandardized total return will be based on rolling calendar quarters and will cover periods of one, five, and ten years, or a period covering the time the underlying Mutual Fund option held in the Sub-Account has been in existence, if the underlying Mutual Fund option has not been in existence for one of the prescribed periods. For those underlying Mutual Fund options which have not been held as Sub-Accounts within the Variable Account for one of the quoted periods, the standardized average annual total return and nonstandardized total return quotations will show the investment performance such underlying Mutual Fund options would have achieved (reduced by the applicable charges) had they been held as Sub-Accounts within the Variable Account for the period quoted.

         Quotations of standardized average annual total return and non-standardized total return are based upon historical earnings and will fluctuate. Any quotation of performance, therefore, would not be considered a guarantee of future performance. Factors affecting a Sub-Account's performance include general market conditions, operating expenses and investment management. A Contract Owner's account when redeemed may be more or less than original cost.

ANNUITY PAYMENTS

         See "Frequency and Amount of Annuity payments" located in the prospectus.

                                    45 of 84

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
     Nationwide Life and Annuity Insurance Company:

     We have audited the accompanying balance sheets of Nationwide Life and Annuity Insurance Company (formerly Financial Horizons Life Insurance Company) (a wholly owned subsidiary of Nationwide Life Insurance Company) as of December 31, 1995 and 1994, and the related statements of income, shareholder's equity and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nationwide Life and Annuity Insurance Company as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

     In 1994, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities.

     In 1993, the Company adopted the provisions of SFAS No. 109, Accounting for Income Taxes and SFAS No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions.

                                                          KPMG Peat Marwick LLP

Columbus, Ohio
February 26, 1996

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                                 Balance Sheets

                           December 31, 1995 and 1994
                                 (000's omitted)

                                         Assets                                              1995            1994
                                         ------                                            --------       --------

Investments (notes 5, 8 and 9):
   Securities available-for-sale, at fair value:
      Fixed maturities (cost $539,214 in 1995; $427,874 in 1994)                           $555,751        413,764
      Equity securities (cost $10,256 in 1995; $9,543 in 1994)                               11,407          9,411
   Fixed maturities held-to-maturity, at amortized cost (fair value $78,690 in 1994)           --           82,631
   Mortgage loans on real estate                                                            104,736         95,281
   Real estate                                                                                1,117          1,802
   Policy loans                                                                                  94             79
   Short-term investments (note 13)                                                           4,844            365
                                                                                           --------       --------
                                                                                            677,949        603,333
                                                                                           --------       --------

Accrued investment income                                                                     8,464          8,041
Deferred policy acquisition costs                                                            23,405         41,540
Deferred Federal income tax                                                                    --            1,923
Other assets                                                                                    208            270
Assets held in Separate Accounts (note 8)                                                   257,556        177,933
                                                                                           --------       --------
                                                                                           $967,582        833,040
                                                                                           ========       ========

                          Liabilities and Shareholder's Equity
                          ------------------------------------

Future policy benefits and claims (notes 6 and 8)                                           621,280        583,188
Accrued Federal income tax (note 7):
   Current                                                                                      708             10
   Deferred                                                                                   2,830           --
                                                                                           --------       --------
                                                                                              3,538             10
                                                                                           --------       --------

Other liabilities                                                                             5,031          4,663
Liabilities related to Separate Accounts (note 8)                                           257,556        177,933
                                                                                           --------       --------
                                                                                            887,405        765,794
                                                                                           --------       --------

Shareholder's equity (notes 3, 4, 5 and 12):
   Capital shares, $40 par value.  Authorized, issued and outstanding 66 shares               2,640          2,640
   Additional paid-in capital                                                                52,960         52,960
   Retained earnings                                                                         20,123         15,349
   Unrealized gains (losses) on securities available-for-sale, net                            4,454         (3,703)
                                                                                           --------       --------
                                                                                             80,177         67,246
                                                                                           --------       --------
Commitments (note 9)

                                                                                           $967,582        833,040
                                                                                           ========       ========


See accompanying notes to financial statements.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)
        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                              Statements of Income

                  Years ended December 31, 1995, 1994 and 1993
                                 (000's omitted)


                                                                                  1995            1994            1993
                                                                                --------        --------        --------

Revenues (note 14):
   Traditional life insurance premiums                                          $    674             311              85
   Universal life and investment product policy charges                            4,322           3,601           2,345
   Net investment income (note 5)                                                 49,108          45,030          40,477
   Realized (losses) gains on investments (note 5)                                  (702)           (625)            420
                                                                                --------        --------        --------
                                                                                  53,402          48,317          43,327
                                                                                --------        --------        --------
Benefits and expenses:
   Benefits and claims                                                            34,180          29,870          29,439
   Amortization of deferred policy acquisition costs                               5,508           6,940           4,128
   Other operating costs and expenses                                              6,567           6,320           5,424
                                                                                --------        --------        --------
                                                                                  46,255          43,130          38,991
                                                                                --------        --------        --------
      Income before Federal income tax expense and cumulative effect of
         changes in accounting principles                                          7,147           5,187           4,336
                                                                                --------        --------        --------

Federal income tax expense (benefit) (note 7):
   Current                                                                         2,012           2,103           1,982
   Deferred                                                                          361            (244)           (630)
                                                                                --------        --------        --------
                                                                                   2,373           1,859           1,352
                                                                                --------        --------        --------

      Income before cumulative effect of changes in accounting principles          4,774           3,328           2,984

Cumulative effect of changes in accounting principles, net (note 3)                 --              --              (514)
                                                                                --------        --------        --------

      Net income                                                                $  4,774           3,328           2,470
                                                                                ========        ========        ========


See accompanying notes to financial statements.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                       Statements of Shareholder's Equity

                  Years ended December 31, 1995, 1994 and 1993
                                 (000's omitted)

                                                                                                   Unrealized
                                                                                                 gains (losses)
                                                                 Additional                      on securities         Total
                                                    Capital       paid-in        Retained       available-for-    shareholder's
                                                    shares        capital        earnings         sale, net           equity
                                                   --------      ----------      ---------      ---------------   --------------
1993:
   Balance, beginning of year                       $ 2,640        43,960         9,551                 21              56,172
   Net income                                          --            --           2,470               --                 2,470
   Unrealized gains on equity securities, net          --            --            --                   17                  17
                                                    -------       -------       -------             ------
                                                                                                                       -------
   Balance, end of year                             $ 2,640        43,960        12,021                 38              58,659
                                                    =======       =======       =======             ======             =======

1994:
   Balance, beginning of year                         2,640        43,960        12,021                 38              58,659
   Capital contribution                                --           9,000          --                 --                 9,000
   Net income                                          --            --           3,328               --                 3,328
   Adjustment for change in accounting for
      certain investments in debt and equity
      securities, net (note 3)                         --            --            --                4,698               4,698
   Unrealized losses on securities available-
      for-sale, net                                    --            --            --               (8,439)             (8,439)
                                                    -------       -------       -------            -------             -------
   Balance, end of year                             $ 2,640        52,960        15,349             (3,703)             67,246
                                                    =======       =======       =======            =======             =======

1995:
   Balance, beginning of year                         2,640        52,960        15,349             (3,703)             67,246
   Net income                                          --            --           4,774               --                 4,774
   Unrealized gains on securities available-
      for-sale, net                                    --            --            --                8,157               8,157
                                                    -------       -------       -------            -------             -------
   Balance, end of year                             $ 2,640        52,960        20,123              4,454              80,177
                                                    =======       =======       =======            =======             =======


See accompanying notes to financial statements.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                            Statements of Cash Flows

                  Years ended December 31, 1995, 1994 and 1993
                                 (000's omitted)

                                                                              1994            1994            1993
                                                                            --------        --------        --------

Cash flows from operating activities:
   Net income                                                               $  4,774           3,328           2,470
   Adjustments to reconcile net income to net cash provided by
      (used in) operating activities:
         Capitalization of deferred policy acquisition costs                  (6,754)         (7,283)        (10,351)
         Amortization of deferred policy acquisition costs                     5,508           6,940           4,128
         Amortization and depreciation                                           878             473             660
         Realized losses (gains) on invested assets, net                         702             625            (420)
         Deferred Federal income tax expense (benefit)                           361            (244)           (784)
         Increase in accrued investment income                                  (423)           (750)         (1,078)
         Decrease (increase) in other assets                                      62            (126)            326
         Increase (decrease) in policy liabilities                               627             926            (202)
         Increase (decrease) in accrued Federal income tax payable               698            (254)            666
         Increase (decrease) in other liabilities                                368            (505)          2,843
                                                                            --------        --------        --------
            Net cash provided by (used in) operating activities                6,801           3,130          (1,742)
                                                                            --------        --------        --------

Cash flows from investing activities:
   Proceeds from maturity of securities available-for-sale                    41,729          24,850            --
   Proceeds from sale of securities available-for-sale                         3,070          13,170             134
   Proceeds from maturity of fixed maturities held-to-maturity                11,251           8,483          28,829
   Proceeds from sale of fixed maturities                                       --              --             2,136
   Proceeds from repayments of mortgage loans on real estate                   8,673           5,733           3,804
   Proceeds from sale of real estate                                             655            --              --
   Proceeds from repayments of policy loans                                       50               2               2
   Cost of securities available-for-sale acquired                            (79,140)        (94,130)           (661)
   Cost of fixed maturities held-to maturity acquired                         (8,000)        (15,544)       (100,671)
   Cost of mortgage loans on real estate acquired                            (18,000)        (11,000)        (31,200)
   Cost of real estate acquired                                                  (10)            (52)             (2)
   Policy loans issued                                                           (66)            (80)             (2)
                                                                            --------        --------        --------
            Net cash used in investing activities                            (39,788)        (68,568)        (97,631)
                                                                            --------        --------        --------

Cash flows form financing activities:
   Proceeds from capital contribution                                           --             9,000            --
   Increase in universal life and investment product account balances         79,523          95,254         127,050
   Decrease in universal life and investment product account balances        (42,057)        (40,223)        (33,159)
                                                                            --------        --------        --------
            Net cash provided by financing activities                         37,466          64,031          93,891
                                                                            --------        --------        --------

Net increase (decrease) in cash and cash equivalents                           4,479          (1,407)         (5,482)

Cash and cash equivalents, beginning of year                                     365           1,772           7,254
                                                                            --------        --------        --------
Cash and cash equivalents, end of year                                      $  4,844             365           1,772
                                                                            ========        ========        ========


See accompanying notes to financial statements.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                          Notes to Financial Statements

                        December 31, 1995, 1994 and 1993
                                 (000's omitted)

(1)      Organization and Description of Business

         Nationwide Life and Annuity Insurance Company, formerly Financial Horizons Life Insurance Company, (the Company) is a wholly owned subsidiary of Nationwide Life Insurance Company (NLIC).

         The Company is a life insurer licensed in 42 states and the District of Columbia. The Company sells primarily fixed and variable rate annuities through banks and other financial institutions. In addition, the Company sells universal life and other interest-sensitive life insurance products and is subject to competition from other insurers throughout the United States. The Company is subject to regulation by the Insurance Departments of states in which it is licensed, and undergoes periodic examinations by those departments.

         The following is a description of the most significant risks facing life insurers and how the Company mitigates those risks:

              Legal/Regulatory Risk is the risk that changes in the legal or regulatory environment in which an insurer operates will create additional expenses not anticipated by the insurer in pricing its products. That is, regulatory initiatives designed to reduce insurer profits, new legal theories or insurance company insolvencies through guaranty fund assessments may create costs for the insurer beyond those currently recorded in the financial statements. The Company mitigates this risk by operating throughout the United States, thus reducing its exposure to any single jurisdiction, and also by employing underwriting practices which identify and minimize the adverse impact of this risk.

              Credit Risk is the risk that issuers of securities owned by the Company or mortgagors on mortgage loans on real estate owned by the Company will default. The Company minimizes this risk by adhering to a conservative investment strategy, by maintaining sound credit and collection policies and by providing for any amounts deemed uncollectible.

              Interest Rate Risk is the risk that interest rates will change and cause a decrease in the value of an insurer's investments. This change in rates may cause certain interest-sensitive products to become uncompetitive or may cause disintermediation. The Company mitigates this risk by charging fees for non-conformance with certain policy provisions, by offering products that transfer this risk to the purchaser, and/or by attempting to match the maturity schedule of its assets with the expected payouts of its liabilities. To the extent that liabilities come due more quickly than assets mature, an insurer would have to borrow funds or sell assets prior to maturity and potentially recognize a gain or loss.

(2)      Summary of Significant Accounting Policies

         The significant accounting policies followed by the Company that materially affect financial reporting are summarized below. The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) which differ from statutory accounting practices prescribed or permitted by regulatory authorities. See note 4.

         In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

         The most significant estimates include those used in determining deferred policy acquisition costs, valuation allowances for mortgage loans on real estate and real estate investments and the liability for future policy benefits and claims. Although some variability is inherent in these estimates, management believes the amounts provided are adequate.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued

     (a)      Valuation of Investments and Related Gains and Losses

              The Company is required to classify its fixed maturity securities and equity securities as held-to-maturity, available-for-sale or trading. Fixed maturity securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity and are stated at amortized cost. Fixed maturity securities not classified as held-to-maturity and all equity securities are classified as available-for-sale and are stated at fair value, with the unrealized gains and losses, net of adjustments to deferred policy acquisition costs and deferred Federal income tax, reported as a separate component of shareholder's equity. The adjustment to deferred policy acquisition costs represents the change in amortization of deferred policy acquisition costs that would have been required as a charge or credit to operations had such unrealized amounts been realized. The Company has no fixed maturity securities classified as held-to-maturity or trading as of December 31, 1995.

              Mortgage loans on real estate are carried at the unpaid principal balance less valuation allowances. The Company provides valuation allowances for impairments of mortgage loans on real estate based on a review by portfolio managers. The measurement of impaired loans is based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the fair value of the collateral, if the loan is collateral dependent. Loans in foreclosure and loans considered to be impaired are placed on non-accrual status. Interest received on non-accrual status mortgage loans on real estate are included in interest income in the period received.

              Real estate is carried at cost less accumulated depreciation and valuation allowances.

              Realized gains and losses on the sale of investments are determined on the basis of specific security identification. Estimates for valuation allowances and other than temporary declines are included in realized gains and losses on investments.

              In March, 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 121 - Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of (SFAS 121). SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The statement is effective for fiscal years beginning after December 15, 1995 and earlier application is permitted. Previously issued financial statements shall not be restated. The Company will adopt SFAS 121 in 1996 and the impact on the financial statements is not expected to be material.

     (b)      Revenues and Benefits

              Traditional Life Insurance Products: Traditional life insurance products include those products with fixed and guaranteed premiums and benefits and consist primarily of certain annuities with life contingencies. Premiums for traditional life insurance products are recognized as revenue when due. Benefits and expenses are associated with earned premiums so as to result in recognition of profits over the life of the contract. This association is accomplished by the provision for future policy benefits.

              Universal Life and Investment Products: Universal life products include universal life, variable universal life and other interest-sensitive life insurance policies. Investment products consist primarily of individual deferred annuities and immediate annuities without life contingencies. Revenues for universal life and investment products consist of asset fees, cost of insurance, policy administration and surrender charges that have been earned and assessed against policy account balances during the period. Policy benefits and claims that are charged to expense include benefits and claims incurred in the period in excess of related policy account balances and interest credited to policy account balances.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


     (c)      Deferred Policy Acquisition Costs

              The costs of acquiring new business, principally commissions, certain expenses of the policy issue and underwriting department and certain variable selling expenses have been deferred for universal life and investment products. Deferred policy acquisition costs are being amortized with interest over the lives of the policies in relation to the present value of estimated future gross profits from projected interest margins, asset fees, cost of insurance, policy administration and surrender charges. For years in which gross profits are negative, deferred policy acquisition costs are amortized based on the present value of gross revenues. Deferred policy acquisition costs are adjusted to reflect the impact of unrealized gains and losses on fixed maturity securities available-for-sale as described in note 2(a).

     (d)      Separate Accounts

              Separate Account assets and liabilities represent contractholders' funds which have been segregated into accounts with specific investment objectives. The investment income and gains or losses of these accounts accrue directly to the contractholders. The activity of the Separate Accounts is not reflected in the statements of income and cash flows except for the fees the Company receives for administrative services and risks assumed.

     (e)      Future Policy Benefits

              Future policy benefits for annuity policies in the accumulation phase, universal life and variable universal life policies have been calculated based on participants' contributions plus interest credited less applicable contract charges.

     (f)      Federal Income Tax

              The Company files a consolidated Federal income tax return with Nationwide Mutual Insurance Company (NMIC).

              In 1993, the Company adopted Statement of Financial Accounting Standards No. 109 - Accounting for Income Taxes, which required a change from the deferred method of accounting for income tax of APB Opinion 11 to the asset and liability method of accounting for income tax. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under this method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts expected to be realized.

              The Company has reported the cumulative effect of the change in method of accounting for income tax in the 1993 statement of income. See note 3.

     (g)      Cash Equivalents

              For purposes of the statements of cash flows, the Company considers all short-term investments with original maturities of three months or less to be cash equivalents.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued

     (h)      Reclassification

              Certain items in the 1994 and 1993 financial statements have been reclassified to conform to the 1995 presentation.

(3)      Changes in Accounting Principles

         Effective January 1, 1994, the Company changed its method of accounting for certain investments in debt and equity securities in connection with the issuance of Statement of Financial Accounting Standards No. 115 - Accounting for Certain Investments in Debt and Equity Securities. As of January 1, 1994, the Company classified fixed maturity securities with amortized cost and fair value of $380,974 and $399,556, respectively, as available-for-sale and recorded the securities at fair value. Previously, these securities were recorded at amortized cost. The effect as of January 1, 1994, has been recorded as a direct credit to shareholder's equity as follows:

              Excess of fair value over amortized cost of fixed maturity securities
                 available-for-sale                                                       $ 18,582
              Adjustment to deferred policy acquisition costs                              (11,355)
              Deferred Federal income tax                                                   (2,529)
                                                                                          --------
                                                                                          $  4,698
                                                                                          ========


         During 1993, the Company adopted accounting principles in connection with the issuance of two accounting standards by the FASB. The effect as of January 1, 1993, the date of adoption, has been recognized in the 1993 statement of income as the cumulative effect of changes in accounting principles, as follows:

              Asset/liability method of recognizing income tax (note 2(f))           $ (79)
              Accrual method of recognizing postretirement benefits other than
                 pensions (net of tax benefit of $234) (note 11)                      (435)
                                                                                     -----
                                                                                     $(514)
                                                                                     =====


(4)      Basis of Presentation

         The financial statements have been prepared in accordance with GAAP. An Annual Statement, filed with the Department of Insurance of the State of Ohio (the Department), is prepared on the basis of accounting practices prescribed or permitted by such regulatory authority. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners
         (NAIC), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. The Company has no material permitted statutory accounting practices.

         The statutory capital shares and surplus of the Company as reported to regulatory authorities as of December 31, 1995, 1994 and 1993 was $54,978, $48,947 and $35,875, respectively. The statutory net income of the Company as reported to regulatory authorities for the years ended December 31, 1995, 1994 and 1993 was $8,023, $6,173 and $3,539,
         respectively.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


(5)      Investments

         An analysis of investment income by investment type follows for the years ended December 31:

                                                          1995          1994           1993
                                                         -------       -------       -------

              Gross investment income:
                 Securities available-for-sale:
                    Fixed maturities                     $35,093        36,720          --
                    Equity securities                        713            16            13
                 Fixed maturities held-to-maturity         4,530           540        34,023
                 Mortgage loans on real estate             9,106         8,437         7,082
                 Real estate                                 273           175           167
                 Short-term investments                      348           207           295
                 Other                                        41            19          --
                                                         -------       -------       -------
                        Total investment income           50,104        46,114        41,580
              Less: investment expenses                      996         1,084         1,103
                                                         -------       -------       -------
                        Net investment income            $49,108        45,030        40,477
                                                         =======       =======       =======


         An analysis of realized gains (losses) on investments, net of valuation allowances, by investment type follows for the years ended December 31:

                                                                 1995         1994          1993
                                                                 -----        -----        -----

              Fixed maturity securities available-for-sale       $(822)         260         --
              Fixed maturities                                    --           --            856
              Mortgage loans on real estate                        110         (832)        (246)
              Real estate and other                                 10          (53)        (190)
                                                                 -----        -----        -----
                                                                 $(702)        (625)         420
                                                                 =====        =====        =====


         The components of unrealized gains (losses) on securities available-for-sale, net, were as follows as of December 31:

                                                                        1995            1994
                                                                      --------        --------

                Gross unrealized gains (losses)                       $ 17,688         (14,242)
                Adjustment to deferred policy acquisition costs        (10,836)          8,545
                Deferred Federal income tax                             (2,398)          1,994
                                                                      --------        --------
                                                                      $  4,454          (3,703)
                                                                      ========        ========


         An analysis of the change in gross unrealized gains (losses) on securities available-for-sale and fixed maturities held-to-maturity follows for the years ended December 31:


                                                       1995            1994            1993
                                                      --------        --------        --------
              Securities available-for-sale:
                 Fixed maturities                     $ 30,647         (32,692)           --
                 Equity securities                       1,283            (190)             26
              Fixed maturities held-to-maturity          3,941          (8,407)          5,710
                                                      --------        --------        --------
                                                      $ 35,871         (41,289)          5,736
                                                      ========        ========        ========

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued

         The amortized cost and estimated fair value of securities available-for-sale were as follow as of December 31, 1995:

                                                                                             Gross          Gross
                                                                            Amortized      unrealized     unrealized      Estimated
                                                                               cost          gains          losses        fair value
                                                                             --------       --------       --------        --------
                Fixed maturities:
                  U.S. Treasury securities and obligations of U.S.
                    government corporations and agencies                     $  3,492             18            --            3,510
                  Obligations of states and political subdivisions 271           --               (1)            270
                  Debt securities issued by foreign governments                 6,177            301            --            6,478
                  Corporate securities                                        332,425         10,116            (925)       341,616
                  Mortgage-backed securities                                  196,849          7,649            (621)       203,877
                                                                             --------       --------        --------       --------
                      Total fixed maturities                                  539,214         18,084          (1,547)       555,751
                Equity securities                                              10,256          1,151            --           11,407
                                                                             --------       --------        --------       --------
                                                                             $549,470         19,235          (1,547)       567,158
                                                                             ========       ========        ========       ========


         The amortized cost and estimated fair value of securities available-for-sale were as follow as of December 31, 1994:

                                                                                            Gross          Gross
                                                                           Amortized      unrealized     unrealized      Estimated
                                                                             cost           gains          losses        fair value
                                                                           --------       --------        --------        --------

              Fixed maturities:
                U.S. Treasury securities and obligations of U.S.
                  government corporations and agencies                     $  4,442             92            --             4,534
                Obligations of states and political subdivisions 273           --              (21)            252
                Debt securities issued by foreign governments                 8,517             15            (452)          8,080
                Corporate securities                                        214,332            518          (7,903)        206,947
                Mortgage-backed securities                                  200,310          1,291          (7,650)        193,951
                                                                           --------       --------        --------        --------
                    Total fixed maturities                                  427,874          1,916         (16,026)        413,764
              Equity securities                                               9,543             45            (177)          9,411
                                                                           --------       --------        --------        --------
                                                                           $437,417          1,961         (16,203)        423,175
                                                                           ========       ========        ========        ========


         The amortized cost and estimated fair value of fixed maturity corporate securities held-to-maturity as of December 31, 1994 are $82,631 and $78,690, respectively. Gross gains of $130 and gross losses of $4,071 were unrealized on those securities.

         The amortized cost and estimated fair value of fixed maturity securities available-for-sale as of December 31, 1995, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                          Amortized       Estimated
                                                            cost          fair value
                                                           --------       --------
              Due in one year or less                      $ 39,072         39,427
              Due after one year through five years         224,262        231,200
              Due after five years through ten years         75,380         77,726
              Due after ten years                             3,651          3,521
                                                           --------       --------
                                                            342,365        351,874
              Mortgage-backed securities                    196,849        203,877
                                                           --------       --------
                                                           $539,214        555,751
                                                           ========       ========

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


         Proceeds from the sale of securities available-for-sale during 1995 and 1994 were $3,070 and $13,170, respectively, while proceeds from sales of investments in fixed maturity securities during 1993 were $2,136. Gross gains of $64 ($373 in 1994 and $205 in 1993) and gross losses of $6 ($73 1994 and none in 1993) were realized on those sales.

         During 1995, the Company transferred fixed maturity securities classified as held-to-maturity with amortized cost of $2,000 to available-for-sale securities due to evidence of a significant deterioration in the issuer's creditworthiness. The transfer of those fixed maturity securities resulted in a gross unrealized loss of $600.

         As permitted by the FASB's Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities, issued in November, 1995, the Company transferred all of its fixed maturity securities previously classified as held-to-maturity to available-for-sale. As of December 14, 1995, the date of transfer, the fixed maturity securities had amortized cost of $77,405, resulting in a gross unrealized gain of $1,709.

         Fixed maturity securities that were non-income producing for the twelve month period preceding December 31, 1995 had a carrying value of $996 (none in 1994).

         Real estate is presented at cost less accumulated depreciation of $81 in 1995 ($97 in 1994) and valuation allowances of $229 in 1995 ($472 in 1994).

         As of December 31, 1995, the recorded investment of mortgage loans on real estate considered to be impaired (under Statement of Financial Accounting Standards No. 114, Accounting by Creditors for Impairment of a Loan as amended by Statement of Financial Accounting Standards No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosure) was $966, for which there was no valuation allowance. During 1995, the average recorded investment in impaired mortgage loans on real estate was approximately $242 and no interest income was recognized on those loans.

         Activity in the valuation allowance account for mortgage loans on real estate is summarized for the year ended December 31, 1995:


                                                                            1995
                                                                            ----

              Allowance, beginning of year                                 $ 860
                   Reduction of the allowance credited to operations        (110)
                                                                           -----
              Allowance, end of year                                       $ 750
                                                                           =====


         Foreclosures of mortgage loans on real estate were $631 in 1994. No mortgage loans on real estate were in process of foreclosure or in-substance foreclosed as of December 31, 1994 .

         Fixed maturity securities with an amortized cost of $2,806 and $2,786 as of December 31, 1995 and 1994, respectively, were on deposit with various regulatory agencies as required by law.

(6)      Future Policy Benefits

         The liability for future policy benefits for investment products has been established based on policy terms, interest rates and various contract provisions. The average interest rate credited on investment product policies was approximately 5.6%, 5.3% and 6.0% for the years ended December 31, 1995, 1994 and 1993, respectively.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


(7)      Federal Income Tax

         The tax effects of temporary differences that give rise to significant components of the net deferred tax asset (liability) as of December 31, 1995 and 1994 are as follows:

                                                                       1995            1994
                                                                     --------        --------

              Deferred tax assets:
                 Future policy benefits                              $  5,249           5,879
                 Securities available-for-sale                           --             4,985
                 Liabilities in Separate Accounts                       3,445           3,111
                 Mortgage loans on real estate and real estate            338             458
                 Other assets and other liabilities                       708             101
                                                                     --------        --------
                   Total gross deferred tax assets                      9,740          14,534
                                                                     --------        --------

              Deferred tax liabilities:
                 Securities available-for-sale                          6,308            --
                 Deferred policy acquisition costs                      6,262          12,611
                                                                     --------        --------
                   Total gross deferred tax liabilities                12,570          12,611
                                                                     --------        --------
                                                                     $ (2,830)          1,923
                                                                     ========        ========


         The Company has determined that valuation allowances are not necessary as of December 31, 1995, 1994 and 1993 based on its analysis of future deductible amounts. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion of the total gross deferred tax assets will not be realized. All future deductible amounts can be offset by future taxable amounts or recovery of Federal income tax paid within the statutory carryback period. In addition, for future deductible amounts for securities available-for-sale, affiliates of the Company which are included in the same consolidated Federal income tax return hold investments that could be sold for capital gains that could offset capital losses realized by the Company should securities available-for-sale be sold at a loss.

         Total Federal income tax expense for the years ended December 31, 1995, 1994 and 1993 differs from the amount computed by applying the U.S. Federal income tax rate to income before tax as follows:

                                                                   1995                    1994                  1993
                                                           ---------------------  ---------------------  ---------------------
                                                           Amount          %       Amount         %      Amount          %
                                                           ------------  -------  ------------  -------  ------------- -------

              Computed (expected) tax expense              $ 2,501        35.0    $ 1,815        35.0    $ 1,518        35.0
              Tax exempt interest and dividends
                 received deduction                           (150)       (2.1)       (50)       (1.0)      (206)       (4.7)
              Current year increase in U.S. Federal
                 income tax rate                              --           --        --           --          36         0.8
              Other, net                                        22         0.3         94         1.8          4         0.1
                                                           -------        ----    -------        ----    -------        ----
                    Total (effective rate of each year     $ 2,373        33.2    $ 1,859        35.8    $ 1,352        31.2
                                                           =======        ====    =======        ====    =======        ====


         Total Federal income tax paid was $1,314, $2,357 and $1,316 during the years ended December 31, 1995, 1994 and 1993, respectively.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued


(8)      Disclosures about Fair Value of Financial Instruments

         Statement of Financial Accounting Standards No. 107 - Disclosures about Fair Value of Financial Instruments (SFAS 107) requires disclosure of fair value information about existing on and off-balance sheet financial instruments. SFAS 107 defines the fair value of a financial instrument as the amount at which the financial instrument could be exchanged in a current transaction between willing parties. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques.

         These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Although fair value estimates are calculated using assumptions that management believes are appropriate, changes in assumptions could cause these estimates to vary materially. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in the immediate settlement of the instruments. SFAS 107 excludes certain assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

         Although insurance contracts, other than policies such as annuities that are classified as investment contracts, are specifically exempted from SFAS 107 disclosures, estimated fair value of policy reserves on life insurance contracts are provided to make the fair value disclosures more meaningful.

         The tax ramifications of the related unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

         The following methods and assumptions were used by the Company in estimating its fair value disclosures:

              Short-term investments and policy loans: The carrying amount reported in the balance sheets for these instruments approximates their fair value.

              Fixed maturity and equity securities: Fair value for fixed maturity securities is based on quoted market prices, where available. For fixed maturity securities not actively traded, fair value is estimated using values obtained from independent pricing services or, in the case of private placements, is estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality and maturity of the investments. The fair value for equity securities is based on quoted market prices.

              Separate Account assets and liabilities: The fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand.

              Mortgage loans on real estate: The fair value for mortgage loans on real estate is estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Fair value for mortgages in default is the estimated fair value of the underlying collateral.

              Investment contracts: Fair value for the Company's liabilities under investment type contracts is disclosed using two methods. For investment contracts without defined maturities, fair value is the amount payable on demand. For investment contracts with known or determined maturities, fair value is estimated using discounted cash flow analysis. Interest rates used are similar to currently offered contracts with maturities consistent with those remaining for the contracts being valued.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued

              Policy reserves on life insurance contracts: The estimated fair value is the amount payable on demand. Also included are disclosures for the Company's limited payment policies, which the Company has used discounted cash flow analyses similar to those used for investment contracts with known maturities to estimate fair value.

         Carrying amount and estimated fair value of financial instruments subject to SFAS 107 and policy reserves on life insurance contracts were as follows as of December 31, 1995 and 1994:

                                                                     1995                        1994
                                                            ------------------------     ----------------------
                                                            Carrying      Estimated      Carrying    Estimated
                                                             amount       fair value      amount     fair value
                                                             ------       ----------      ------     ----------

              Assets
              ------
              Investments:
                 Securities available-for-sale:
                    Fixed maturities                          $555,751      555,751      413,764      413,764
                    Equity securities                           11,407       11,407        9,411        9,411
                 Fixed maturities held-to-maturity                --           --         82,631       78,690
                 Mortgage loans on real estate                 104,736      111,501       95,281       92,340
                 Policy loans                                       94           94           79           79
                 Short-term investments                          4,844        4,844          365          365
              Assets held in Separate Accounts                 257,556      257,556      177,933      177,933

              Liabilities
              -----------
              Investment contracts                             616,984      601,582      579,903      563,331
              Policy reserves on life insurance contracts        4,296        4,520        3,285        3,141
              Liabilities related to Separate Accounts         257,556      246,996      177,933      168,749


(9)      Additional Financial Instruments Disclosures

         Financial Instruments with Off-Balance-Sheet Risk: The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business through management of its investment portfolio. These financial instruments include commitments to extend credit in the form of loans. These instruments involve, to varying degrees, elements of credit risk in excess of amounts recognized on the balance sheets.

         Commitments to fund fixed rate mortgage loans on real estate are agreements to lend to a borrower, and are subject to conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a deposit. Commitments extended by the Company are based on management's case-by-case credit evaluation of the borrower and the borrower's loan collateral. The underlying mortgage property represents the collateral if the commitment is funded. The Company's policy for new mortgage loans on real estate is to lend no more than 80% of collateral value. Should the commitment be funded, the Company's exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amounts of these commitments less the net realizable value of the collateral. The contractual amounts also represent the cash requirements for all unfunded commitments. Commitments on mortgage loans on real estate of $8,500 extending into 1996 were outstanding as of December 31, 1995.

         Significant Concentrations of Credit Risk: The Company grants mainly commercial mortgage loans on real estate to customers throughout the United States. The Company has a diversified portfolio with no more than 28% (27% in 1994) in any geographic area and no more than 14.8% (8.2% in 1994) with any one borrower.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued

         The summary below depicts loans by remaining principal balance as of December 31, 1995 and 1994:

                                                                                                              Apartment
                                                                          Office      Warehouse    Retail     & other      Total
                                                                          ------      ---------    ------     -------      -----

              1995:
                East North Central                                       $  1,854         878       8,263       3,940      14,935
                East South Central                                           --          --         1,877      11,753      13,630
                Mountain                                                     --          --          --         1,964       1,964
                Middle Atlantic                                               882       1,820         901        --         3,603
                New England                                                  --           895       1,963        --         2,858
                Pacific                                                     1,923       8,600       8,211       8,838      27,572
                South Atlantic                                              3,953        --         9,928      15,797      29,678
                West North Central                                           --         1,500        --          --         1,500
                West South Central                                          3,881         969        --         4,932       9,782
                                                                         --------    --------    --------    --------    --------
                                                                         $ 12,493      14,662      31,143      47,224     105,522
                                                                         ========    ========    ========    ========    ========
                   Less valuation allowances and unamortized discount                                                         786
                                                                                                                         --------
                        Total mortgage loans on real estate, net                                                         $104,736
                                                                                                                         ========


                                                                                                          Apartment
                                                                          Office    Warehouse   Retail     & other    Total
                                                                          ------    ---------   ------     -------    -----

              1994:
                East North Central                                       $ 1,921      2,254     10,290      4,959     19,424
                East South Central                                          --         --        1,921      9,876     11,797
                Mountain                                                    --         --         --        1,986      1,986
                Middle Atlantic                                              882      1,872      1,909       --        4,663
                New England                                                 --          921      1,983       --        2,904
                Pacific                                                    1,952      6,873      6,310      4,910     20,045
                South Atlantic                                             1,965       --       10,049     13,970     25,984
                West North Central                                          --        1,500       --         --        1,500
                West South Central                                         1,921        978       --        4,973      7,872
                                                                         -------     ------     ------     ------    -------
                                                                         $ 8,641     14,398     32,462     40,674     96,175
                                                                         =======     ======     ======     ======
                   Less valuation allowances and unamortized discount                                                    894
                                                                                                                     -------
                        Total mortgage loans on real estate, net                                                     $95,281
                                                                                                                     =======


(10)     Pension Plan

         The Company is a participant, together with other affiliated companies, in a pension plan covering all employees who have completed at least one thousand hours of service within a twelve-month period and who have met certain age requirements. Benefits are based upon the highest average annual salary of a specified number of consecutive years of the last ten years of service. The Company funds an allocation of pension costs accrued for employees of affiliates whose work efforts benefit the Company.

         Effective January 1, 1995, the plan was amended to provide enhanced benefits for participants who met certain eligibility requirements and elected early retirement no later than March 15, 1995. The entire cost of the enhanced benefit was borne by NMIC and certain of its property and casualty insurance company affiliates.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued

         Effective December 31, 1995, the Nationwide Insurance
         Companies and Affiliates Retirement Plan was merged with the Farmland Mutual Insurance Company Employees' Retirement Plan and the Wausau Insurance Companies Pension Plan to form the Nationwide Insurance Enterprise Retirement Plan. Immediately prior to the merger, the plans were amended to provide consistent benefits for service after January 1, 1996. These amendments had no significant impact on the accumulated benefit obligation or projected benefit obligation as of December 31, 1995.

         Pension costs charged to operations by the Company during the years ended December 31, 1995, 1994 and 1993 were $214, $265 and $131, respectively.

         The net periodic pension cost for the Nationwide Insurance Companies and Affiliates Retirement Plan as a whole for the years ended December 31, 1995, 1994 and 1993 follows:


                                                                    1995          1994           1993
                                                                  ---------     ---------     ---------
              Service cost (benefits earned during the period)    $  64,524        64,740        47,694
              Interest cost on projected benefit obligation          95,283        73,951        70,543
              Actual return on plan assets                         (249,294)      (21,495)     (105,002)
              Net amortization and deferral                         143,353       (62,150)       20,832
                                                                  ---------     ---------     ---------
                                                                  $  53,866        55,046        34,067
                                                                  =========     =========     =========


         Basis for measurements, net periodic pension cost:

                                                                    1995      1994     1993
                                                                    ----      ----     ----

              Weighted average discount rate                         7.50%    5.75%    6.75%
              Rate of increase in future compensation levels         6.25%    4.50%    4.75%
              Expected long-term rate of return on plan assets       8.75%    7.00%    7.50%


         Information regarding the funded status of the Nationwide Insurance Enterprise Retirement Plan as a whole as of December 31, 1995 (post-merger) and the Nationwide Insurance Companies and Affiliates Retirement Plan as of December 31, 1995 (pre-merger) and 1994 follows:

                                                                      Post-merger      Pre-merger
                                                                          1995            1995             1994
                                                                       -----------     -----------     -----------

              Accumulated benefit obligation:
                 Vested                                                $ 1,236,730       1,002,079         914,850
                 Nonvested                                                  26,503           8,998           7,570
                                                                       -----------     -----------     -----------
                                                                       $ 1,263,233       1,011,077         922,420
                                                                       ===========     ===========     ===========

              Net accrued pension expense:
                 Projected benefit obligation for services rendered
                    to date                                            $ 1,780,616       1,447,522       1,305,547
                 Plan assets at fair value                               1,738,004       1,508,781       1,241,771
                                                                       -----------     -----------     -----------
                    Plan assets (less than) in excess of  projected
                       benefit obligation                                  (42,612)         61,259         (63,776)
                 Unrecognized prior service cost                            42,845          42,850          46,201
                 Unrecognized net (gains) losses                           (63,130)        (86,195)         39,408
                 Unrecognized net obligation (asset) at transition          41,305         (19,841)        (21,994)
                                                                       -----------     -----------     -----------
                                                                       $   (21,592)         (1,927)           (161)
                                                                       ===========     ===========     ===========

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued

         Basis for measurements, funded status of plan:

                                                      Post-merger        Pre-merger
                                                          1995              1995             1994
                                                     --------------    --------------   --------------

Weighted average discount rate                           6.00%             6.00%            7.50%
Rate of increase in future compensation levels           4.25%             4.25%            6.25%


         Assets of the Nationwide Insurance Enterprise Retirement Plan are invested in group annuity contracts of NLIC and Employers Life Insurance Company of Wausau, a wholly owned subsidiary of NLIC. Prior to the merger, the assets of the Nationwide Insurance Companies and Affiliates Retirement Plan were invested in a group annuity contract of NLIC.

(11)     Postretirement Benefits Other Than Pensions

         In addition to the defined benefit pension plan, the Company, together with other affiliated companies, participates in life and health care defined benefit plans for qualifying retirees. Postretirement life and health care benefits are contributory and generally available to full time employees who have attained age 55 and have accumulated 15 years of service with the Company after reaching age 40. Postretirement health care benefit contributions are adjusted annually and contain cost-sharing features such as deductibles and coinsurance. In addition, there are caps on the Company's portion of the per-participant cost of the postretirement health care benefits. These caps can increase annually, but not more than three percent. The Company's policy is to fund the cost of health care benefits in amounts determined at the discretion of management. Plan assets are invested primarily in group annuity contracts of NLIC.

         Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 106 - Employers' Accounting for Postretirement Benefits Other Than Pensions (SFAS 106), which requires the accrual method of accounting for postretirement life and health care insurance benefits based on actuarially determined costs to be recognized over the period from the date of hire to the full eligibility date of employees who are expected to qualify for such benefits.

         The Company elected to immediately recognize its estimated accumulated postretirement benefit obligation as of January 1, 1993. Accordingly, a noncash charge of $669 ($435 net of related income tax benefit) was recorded in the 1993 statement of income as a cumulative effect of a change in accounting principle. See note 3. The adoption of SFAS 106, including the cumulative effect of the change in accounting principle, increased the expense for postretirement benefits by $739 to $761 in 1993. Certain affiliated companies elected to amortize their initial transition obligation over periods ranging from 10 to 20 years.

         The Company's accrued postretirement benefit expense as of December 31, 1995 and 1994 was $808 and $771, respectively, and the net periodic postretirement benefit cost (NPPBC) for 1995 and 1994 was $66 and $119, respectively.

         The amount of NPPBC for the plan as a whole for the years ended December 31, 1995, 1994 and 1993 was as follows:

                                                                                         1995           1994         1993
                                                                                      -----------    ----------   ----------

              Service cost - benefits attributed to employee service during the year    $  6,235        8,586        7,090
              Interest cost on accumulated postretirement benefit obligation              14,151       14,011       13,928
              Actual return on plan assets                                                (2,657)      (1,622)        --
              Amortization of unrecognized transition obligation of affiliates             2,966          568          568
              Net amortization and deferral                                               (1,619)       1,622         --
                                                                                        --------     --------     --------
                                                                                        $ 19,076       23,165       21,586
                                                                                        ========     ========     ========

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued

         Information regarding the funded status of the plan as a whole as of December 31, 1995 and 1994 follows:

                                                                                             1995           1994
                                                                                           ---------     ---------
              Accrued postretirement benefit expense:
                 Retirees                                                                  $  88,680        76,677
                 Fully eligible, active plan participants                                     28,793        22,013
                 Other active plan participants                                               90,375        59,089
                                                                                           ---------     ---------
                    Accumulated postretirement benefit obligation (APBO)                     207,848       157,779
                 Plan assets at fair value                                                    54,325        49,012
                                                                                           ---------     ---------
                    Plan assets less than accumulated postretirement benefit obligation     (153,523)     (108,767)
                 Unrecognized transition obligation of affiliates                              1,827         6,577
                 Unrecognized net gains                                                       (1,038)      (41,497)
                                                                                           ---------     ---------
                                                                                           $(152,734)     (143,687)
                                                                                           =========     =========


         Actuarial assumptions used for the measurement of the APBO as of December 31, 1995 and 1994 and the NPPBC for 1995, 1994 and 1993 were as follows:

                                               1995          1995          1994           1994          1993
                                               APBO          NPPBC         APBO          NPPBC         NPPBC
                                            -----------   -----------   -----------    ----------    ----------

Discount rate                                   6.75%            8%            8%             7%            8%
Assumed health care cost trend rate:
    Initial rate                                  11%           10%           11%            12%           14%
    Ultimate rate                                  6%            6%            6%             6%            6%
    Uniform declining period                12 Years      12 Years      12 Years       12 Years      12 Years


         The health care cost trend rate assumption has an effect on the amounts reported. For the plan as a whole, a one percentage point increase in the assumed health care cost trend rate would increase the APBO as of December 31, 1995 by $641 and the NPPBC for the year ended December 31, 1995 by $107.

(12)     Regulatory Risk-Based Capital and Dividend Restriction

         Ohio, the Company's state of domicile, imposes minimum risk-based capital requirements that were developed by the NAIC. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The Company exceeds the minimum risk-based capital requirements.

         Ohio law limits the payment of dividends to shareholders. The maximum dividend that may be paid by the Company without prior approval of the Director of the Department is limited to the greater of statutory gain from operations of the preceding calendar year or 10% of statutory shareholder's surplus as of the prior December 31. Therefore, $70,034 of shareholder's equity, as presented in the accompanying financial statements, is so restricted as to dividend payments in 1996.

                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
              (formerly Financial Horizons Life Insurance Company)

        (a wholly owned subsidiary of Nationwide Life Insurance Company)

                    Notes to Financial Statements, Continued

(13)     Transactions With Affiliates

         The Company shares home office, other facilities, equipment and common management and administrative services with affiliates.

         The Company and various affiliates entered into agreements with Nationwide Cash Management Company (NCMC) and California Cash Management Company (CCMC), both affiliates, under which NCMC and CCMC act as common agents in handling the purchase and sale of short-term securities for the respective accounts of the participants. Amounts on deposit with NCMC and CCMC were $4,844 and $365 as of December 31, 1995 and 1994, respectively, and are included in short-term investments on the accompanying balance sheets.

         Certain annuity products are sold through an affiliated company, which is a subsidiary of Nationwide Corporation. Total commissions paid to the affiliate for the three years ended December 31, 1995 were $6,638, $6,935 and $10,041, respectively.

(14)     Segment Information

         The Company operates in the long-term savings and life insurance lines of business in the life insurance industry. Long-term savings operations include both qualified and non-qualified individual annuity contracts. Life insurance operations include universal life and variable universal life issued to individuals. Corporate primarily includes investments, and the related investment income, which are not specifically allocated to one of the two operating segments. In addition, realized gains and losses on all general account investments are reported as a component of the corporate segment.

         During 1995, the Company changed its reporting segments to better reflect the way the businesses are managed. Prior periods have been restated to reflect these changes.

         The following table summarizes the revenues and income (loss) before Federal income tax expense and cumulative effect of changes in accounting principles for the years ended December 31, 1995, 1994 and 1993 and assets as of December 31, 1995, 1994 and 1993, by business segment.

                                                                              1995          1994           1993
                                                                            ---------     ---------     ---------

              Revenues:
                   Long-term savings                                        $  50,669        45,234        39,684
                   Life insurance                                                 179           173           187
                   Corporate                                                    2,554         2,910         3,456
                                                                            ---------     ---------     ---------
                                                                            $  53,402        48,317        43,327
                                                                            =========     =========     =========

              Income (loss) before Federal income tax expense and
                  cumulative effect of changes in accounting principles:
                   Long-term savings                                            4,514         3,739         2,134
                   Life insurance                                                (387)         (996)       (1,254)
                   Corporate                                                    3,020         2,444         3,456
                                                                            ---------     ---------     ---------
                                                                            $   7,147         5,187         4,336
                                                                            =========     =========     =========

              Assets:
                   Long-term savings                                          931,939       789,147       693,915
                   Life insurance                                               2,565         2,393         2,027
                   Corporate                                                   33,078        41,500        30,097
                                                                            ---------     ---------     ---------
                                                                            $ 967,582       833,040       726,039
                                                                            =========     =========     =========

                                       PART C. OTHER INFORMATION

     Item 24.    FINANCIAL STATEMENTS AND EXHIBITS

         (a)     Financial Statements:                             PAGE
                 (1)     Financial statements and schedule
                         included in Prospectus.
                         (Part A):
                         Condensed Financial Information.           N/A

                 (2)     Financial statements and schedule
                         included in Part B:

                         Those financial statements and schedule    46
                         required by Item 23 to be included in
                         Part B have been incorporated therein
                         by reference to the Prospectus (Part A).

Nationwide VA Separate Account-B:                                   N/A

Nationwide Life and Annuity Insurance Company:

                 Independent Auditors' Report.                      46

                 Balance Sheets as of December 31, 1995             47
                 and 1994.

                 Statements of Income for the years ended           48
                 December 31, 1995, 1994 and 1993.

                 Statements of Shareholder's Equity for the         49
                 years ended December 31,1995, 1994
                 and 1993.

                 Statements of Cash Flows for the years             50
                 ended December 31, 1995, 1994
                 and 1993.

                 Notes to Financial Statements.                     51

Item 24.         (b) Exhibits

         (1)     Resolution of the Depositor's Board of
                 Directors authorizing the establishment of the Registrant - Attached hereto.


         (2)     Not Applicable


         (3) Underwriting or Distribution of contracts between the Registrant and Principal
                 Underwriter - Attached hereto.


         (4)     The form of the variable annuity contract -
                 Attached hereto.

         (5)     Variable Annuity Application - Attached
                 hereto.


         (6)     Articles of Incorporation of Depositor -
                 Attached hereto.


         (7)     Not Applicable

         (8)     Not Applicable


         (9)     Opinion of Counsel - Attached hereto.


         (10)    Not Applicable

         (11)    Not Applicable

         (12)    Not Applicable


         (13)    Performance Advertising Calculation
                 Schedule - Attached hereto.






                                    67 of 84

Item 25.     DIRECTORS AND OFFICERS OF THE DEPOSITOR

    NAME AND PRINCIPAL                      POSITIONS AND OFFICES
    BUSINESS ADDRESS                           WITH DEPOSITOR
    Lewis J. Alphin                               Director
    519 Bethel Church Road
    Mount Olives, NC  28365

    Keith W. Eckel                                Director
    1647 Falls Road
    Clarks Summit, PA 18411

    Willard J. Engel                              Director
    1100 East Main Street
    Marshall, MN 56258

    Fred C. Finney                                Director
    1558 West Moreland Road
    Wooster, OH 44691

    Charles L. Fuellgraf, Jr.                     Director
    600 South Washington Street
    Butler, PA  16001

    Joseph J. Gasper                President and Chief Operating Officer
    One Nationwide Plaza                        and Director
    Columbus, OH  43215

    Henry S. Holloway                          Chairman of the
    1247 Stafford Road                              Board
    Darlington, MD  21034

    D. Richard McFerson             Chairman and Chief Executive Officer-
    One Nationwide Plaza               Nationwide Insurance Enterprise
    Columbus, OH  43215                         and Director

    David O. Miller                               Director
    115 Sprague Drive
    Hebron, Ohio  43025

    C. Ray Noecker                                Director
    2770 State Route 674 South
    Ashville, OH 43103

    James F. Patterson                            Director
    8765 Mulberry Road
    Chesterland, OH  44026





                                    68 of 84

    NAME AND PRINCIPAL                      POSITIONS AND OFFICES
    BUSINESS ADDRESS                           WITH DEPOSITOR
    Arden L. Shisler                              Director
    1356 North Wenger Road
    Dalton, OH  44618

    Robert L. Stewart                             Director
    88740 Fairview Road
    Jewett, OH  43986

    Nancy C. Thomas                               Director
    10835 Georgetown Street NE
    Louisville, OH  44641

    Harold W. Weihl                               Director
    14282 King Road
    Bowling Green, OH  43402

    Gordon E. McCutchan                   Executive Vice President,
    One Nationwide Plaza                 Law and Corporate Services
    Columbus, OH  43215                         and Secretary

    Robert A. Oakley                      Executive Vice President-
    One Nationwide Plaza                   Chief Financial Officer
    Columbus, Ohio  43215

    James E. Brock                         Senior Vice President -
    One Nationwide Plaza                   Life Company Operations
    Columbus, OH  43215

    W. Sidney Druen                   Senior Vice President and General
    One Nationwide Plaza               Counsel and Assistant Secretary
    Columbus, OH  43215

    Harvey S. Galloway, Jr.         Senior Vice President-Chief Actuary-
    One Nationwide Plaza                 Life, Health and Annuities
    Columbus, OH  43215

    Richard A. Karas                   Senior Vice President - Sales -
    One Nationwide Plaza                     Financial Services
    Columbus, OH  43215

    Michael D. Bleiweiss                       Vice President-
    One Nationwide Plaza                    Deferred Compensation
    Columbus, OH  43215





                                    69 of 84

    NAME AND PRINCIPAL                      POSITIONS AND OFFICES
    BUSINESS ADDRESS                           WITH DEPOSITOR
    Matthew S. Easley                         Vice President -
    One Nationwide Plaza         Life Marketing and Administrative Services
    Columbus, OH  43215

    Ronald L. Eppley                           Vice President-
    One Nationwide Plaza                          Pensions
    Columbus, OH  43215

    Timothy E. Murphy                          Vice President-
    One Nationwide Plaza                     Strategic Marketing
    Columbus, Ohio  43215

    R. Dennis Noice                            Vice President-
    One Nationwide Plaza               Individual Investment Products
    Columbus, OH  43215

    Joseph P. Rath                            Vice President -
    One Nationwide Plaza                  Associate General Counsel
    Columbus, OH  43215


Item 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT.
            *       Subsidiaries for which separate financial statements are
                    filed
            **      Subsidiaries included in the respective consolidated
                    financial statements
            ***     Subsidiaries included in the respective group financial
                    statements filed for unconsolidated subsidiaries
            ****    other subsidiaries





                                    70 of 84

                                                                      NO. VOTING
                                                                      SECURITIES
                                                                    (SEE ATTACHED
                                                     STATE          CHART) UNLESS
                      COMPANY                   OF ORGANIZATION  OTHERWISE INDICATED        PRINCIPAL BUSINESS
      Affiliate Agency of Ohio, Inc.                 Ohio                             Life Insurance Agency

      Affiliate Agency, Inc.                       Delaware                           Life Insurance Agency

      Allnations, Inc.                               Ohio                             Promotes cooperative insurance
                                                                                      corporations worldwide

      American Marine Underwriters, Inc.            Florida                           Underwriting Manager

      Auto Direkt Insurance Company                 Germany                           Insurance Company

      The Beak and Wire Corporation                  Ohio                             Radio Tower Joint Venture

      California Cash Management Company          California                          Investment Securities Agent

      Colonial County Mutual insurance               Texas                            Insurance Company
      Company

      Colonial Insurance Company of               California                          Insurance Company
      California

      Columbus Insurance Brokerage and              Germany                           Insurance Broker
      Service GMBH

      Companies Agency Insurance Services of      California                          Insurance  Broker
      California

      Companies Agency of Alabama, Inc.             Alabama                           Insurance Broker

      Companies Agency of Idaho, Inc.                Idaho                            Insurance Broker

      Companies Agency of Illinois, Inc.           Illinois                           Acts as Collection Agent for
                                                                                      Policies placed through
                                                                                      Brokers

      Companies Agency of Kentucky, Inc.           Kentucky                           Insurance Broker

      Companies Agency of Massachusetts, Inc.    Massachusetts                        Insurance Broker

      Companies Agency of New York, Inc.           New York                           Insurance Broker

      Companies Agency of Pennsylvania, Inc.     Pennsylvania                         Insurance Broker

      Companies Agency of Phoenix, Inc.             Arizona                           Insurance Broker

      Companies Agency of Texas, Inc.                Texas                            Insurance Broker

      Companies Annuity Agency of Texas, Inc.        Texas                            Insurance Broker

      Companies Agency, Inc.                       Wisconsin                          Insurance Broker





                                    71 of 84

                                                                      NO. VOTING
                                                                      SECURITIES
                                                                    (SEE ATTACHED
                                                     STATE          CHART) UNLESS
                      COMPANY                   OF ORGANIZATION  OTHERWISE INDICATED  PRINCIPAL BUSINESS
      Countrywide Services Corporation             Delaware                           Products Liability,
                                                                                      Investigative and Claims
                                                                                      Management Services

      Employers Insurance of Wausau A Mutual       Wisconsin                          Insurance Company
      Company

 **   Employers Life Insurance Company of          Wisconsin                          Life Insurance Company
      Wausau

      F & B, Inc.                                    Iowa                             Insurance Agency

      Farmland Mutual Insurance Company              Iowa                             Insurance Company

      Financial Horizons Distributors Agency        Alabama                           Life Insurance Agency
      of Alabama, Inc.

      Financial Horizons Distributors Agency         Ohio                             Insurance Agency
      of Ohio

      Financial Horizons Distributors Agency       Oklahoma                           Life Insurance Agency
      of Oklahoma, Inc.

      Financial Horizons Distributors Agency         Texas                            Life Insurance Agency
      of Texas, Inc.

  *   Financial Horizons Investment Trust        Massachusetts                        Investment Company

      Financial Horizons Securities                Oklahoma                           Broker Dealer
      Corporation

      Gates, McDonald & Company                      Ohio                             Cost Control Business

      Gates, McDonald & Company of Nevada           Nevada                            Self-Insurance Administration
                                                                                      Claims Examinations and Data
                                                                                      Processing Services

      Gates, McDonald & Company of New York,       New York                           Workers Compensation Claims
      Inc.                                                                            Administration

      Greater La Crosse Health Plans, Inc.         Wisconsin                          Writes Commercial Health and
                                                                                      Medicare Supplement Insurance

      InHealth Agency, Inc.                          Ohio                             Insurance Agency

      InHealth Management Systems, Inc.              Ohio                             Develops and operates Managed
                                                                                      Care Delivery System

      Insurance Intermediaries, Inc.                 Ohio                             Insurance Broker and Insurance
                                                                                      Agency

      Key Health Plan, Inc.                       California                          Pre-paid health plans

      Landmark Financial Services of New           New York                           Life Insurance Agency
      York, Inc.

      Leben Direkt Insurance Company                Germany                           Life Insurance Company

      Lone Star General Agency, Inc.                 Texas                            Insurance Agency

 **   MRM Investments, Inc.                          Ohio                             Owns and operates a
                                                                                      Recreational Ski Facility

 **   National Casualty Company                    Michigan                           Insurance Company





                                    72 of 84

                                                                      NO. VOTING
                                                                      SECURITIES
                                                                    (SEE ATTACHED
                                                     STATE          CHART) UNLESS
                      COMPANY                   OF ORGANIZATION  OTHERWISE INDICATED  PRINCIPAL BUSINESS
      National Casualty Company of America,      Great Britain                        Insurance Company
      Ltd.

 **   National Premium and Benefit                 Delaware                           Insurance Administrative
      Administration Company                                                          Services

      Nationwide Agribusiness Insurance              Iowa                             Insurance Company
      Company

      Nationwide Cash Management Company             Ohio                             Investment Securities Agent

      Nationwide Communications, Inc.                Ohio                             Radio Broadcasting Business

      Nationwide Community Urban                     Ohio                             Redevelopment of blighted
      Redevelopment Corporation                                                       areas within the City of
                                                                                      Columbus, Ohio

      Nationwide Corporation                         Ohio                             Organized for the purpose of
                                                                                      acquiring, holding,
                                                                                      encumbering, transferring, or
                                                                                      otherwise disposing of shares,
                                                                                      bonds, and other evidences of
                                                                                      indebtedness, securities, and
                                                                                      contracts of other persons,
                                                                                      associations, corporations,
                                                                                      domestic or foreign and to
                                                                                      form or acquire the control of
                                                                                      other corporations

      Nationwide Development Company                 Ohio                             Owns, leases and manages
                                                                                      commercial real estate

      Nationwide Financial Institution             Delaware                           Insurance Agency
      Distributors Agency, Inc.


 *    Nationwide Advisory Services, Inc.             Ohio                             Registered Broker-Dealer,

                                                                                      Investment Manager and
                                                                                      Administrator


      Nationwide General Insurance Company           Ohio                             Insurance Company

      Nationwide HMO, Inc.                           Ohio                             Health Maintenance
                                                                                      Organization

  *   Nationwide Indemnity Company                   Ohio                             Reinsurance Company


      Nationwide Insurance Enterprise                Ohio                             Membership Non-Profit
      Foundation                                                                      Corporation

      Nationwide Insurance Golf Charities,           Ohio                             Membership Non-Profit
      Inc.                                                                            Corporation

      Nationwide Investing Foundation              Michigan                           Investment Company

  *   Nationwide Investing                       Massachusetts                        Investment Company
      Foundation II

      Nationwide Investment Services               Oklahoma                           Registered Broker-Dealer
      Corporation

      Nationwide Investors Services, Inc.            Ohio                             Stock Transfer Agent

 **   Nationwide Life and Annuity Insurance          Ohio                             Life Insurance Company
      Company





                                    73 of 84

                                                                      NO. VOTING
                                                                      SECURITIES
                                                                    (SEE ATTACHED
                                                     STATE          CHART) UNLESS
                      COMPANY                   OF ORGANIZATION  OTHERWISE INDICATED  PRINCIPAL BUSINESS
**    Nationwide Life Insurance Company              Ohio                             Life Insurance Company

      Nationwide Lloyds                             Texas                             Texas Lloyds Company

      Nationwide Mutual Fire Insurance               Ohio                             Insurance Company
      Company

      Nationwide Mutual Insurance Company            Ohio                             Insurance Company

      Nationwide Property and Casualty               Ohio                             Insurance Company
      Insurance Company

**    Nationwide Property Management, Inc.           Ohio                             Owns, leases, manages and
                                                                                      deals in Real Property


 *    Nationwide Separate Account Trust          Massachusetts                        Investment Company

      NEA Valuebuilder Investor Services of         Alabama                           Life Insurance Agency
      Alabama, Inc.

      NEA Valuebuilder Investor Services of         Arizona                           Life Insurance Agency
      Arizona, Inc.

      NEA Valuebuilder Investor Services of      Massachusetts                        Life Insurance Agency
      Massachusetts, Inc.

      NEA Valuebuilder Investor Services of         Montana                           Life Insurance Agency
      Montana, Inc.

      NEA Valuebuilder Investor Services of         Nevada                            Life Insurance Agency
      Nevada, Inc.

      NEA Valuebuilder Investor Services of          Ohio                             Life Insurance Agency
      Ohio, Inc.

      NEA Valuebuilder Investor Services of        Oklahoma                           Life Insurance Agency
      Oklahoma, Inc.

      NEA Valuebuilder Investor Services of          Texas                            Life Insurance Agency
      Texas, Inc.

      NEA Valuebuilder Investor Services of         Wyoming                           Life Insurance Agency
      Wyoming

      NEA Valuebuilder Investor Services,          Delaware                           Life Insurance Agency
      Inc.

      NEA Valuebuilder Services Insurance        Massachusetts                        Life Insurance Agency
      Agency, Inc.

      Neckura General Insurance Company             Germany                           Insurance Company

      Neckura Holding Company                       Germany                           Administrative Service for
                                                                                      Neckura Insurance Group

      Neckura Insurance Company                     Germany                           Insurance Company

      Neckura Life Insurance Company                Germany                           Life Insurance Company





                                    74 of 84

                                                                      NO. VOTING
                                                                      SECURITIES
                                                                    (SEE ATTACHED
                                                     STATE          CHART) UNLESS
                      COMPANY                   OF ORGANIZATION  OTHERWISE INDICATED  PRINCIPAL BUSINESS
      NWE, Inc.                                      Ohio                             Special Investments

      PEBSCO of Massachusetts Insurance          Massachusetts                        Markets and Administers
      Agency, Inc.                                                                    Deferred Compensation Plans
                                                                                      for Public Employees

      PEBSCO of Texas, Inc.                          Texas                            Markets and Administers
                                                                                      Deferred Compensation Plans
                                                                                      for Public Employees

      Pension Associates of Wausau, Inc.           Wisconsin                          Pension plan administration,
                                                                                      record keeping and consulting
                                                                                      and compensation consulting

      Public Employees Benefit Services            Delaware                           Marketing and Administration
      corporation                                                                     of Deferred Employee
                                                                                      Compensation Plans for Public
                                                                                      Employees

      Public Employees Benefit Services             Alabama                           Markets and Administers
      Corporation of Alabama                                                          Deferred Compensation Plans
                                                                                      for Public Employees

      Public Employees Benefit Services            Arkansas                           Markets and Administers
      Corporation of Arkansas                                                         Deferred Compensation Plans
                                                                                      for Public Employees

      Public Employees Benefit Services             Montana                           Markets and Administers
      Corporation of Montana                                                          Deferred Compensation Plans
                                                                                      for Public Employees

      Public Employees Benefit Services           New Mexico                          Markets and Administers
      Corporation of New Mexico                                                       Deferred Compensation Plans
                                                                                      for Public Employees

      Scottsdale Indemnity Company                   Ohio                             Insurance Company

      Scottsdale Insurance Company                   Ohio                             Insurance Company

      SVM Sales GmbH, Neckura Insurance Group       Germany                           Sales support for Neckura
                                                                                      Insurance Group

      Wausau Business Insurance Company            Illinois                           Insurance Company

      Wausau General Insurance Company             Illinois                           Insurance Company

      Wausau Insurance Company (U.K.) Limited   United Kingdom                        Insurance and Reinsurance
                                                                                      Company

      Wausau International Underwriters           California                          Special Risks, Excess and
                                                                                      Surplus Lines Insurance
                                                                                      Underwriting Manager

 **   Wausau Preferred Health Insurance            Wisconsin                          Insurance and Reinsurance
      Company                                                                         Company

      Wausau Service Corporation                   Wisconsin                          Holding Company

      Wausau Underwriters Insurance Company        Wisconsin                          Insurance Company

 **   West Coast Life Insurance Company           California                          Life Insurance Company





                                    75 of 84

                                                                       NO. VOTING
                                                                        SECUITIES
                                                                   (SEE ATTACHED CARD)
                                                  STATE              UNLESS OTHERWISE
                    COMPANY                  OF ORGANIZATION            INDICATED                  PRINCIPAL BUSINESS
  *   MFS Variable Account                        Ohio         Nationwide Life Separate       Issuer of Annuity Contracts
                                                               Account

  *   NACo Variable Account                       Ohio         Nationwide Life Separate       Issuer of Annuity Contracts
                                                               Account

  *   Nationwide DC Variable                      Ohio         Nationwide Life Separate       Issuer of Annuity Contracts
                                                               Account

  *   Separate Account No. 1                      Ohio         Nationwide Life Separate       Issuer of Annuity Contracts
                                                               Account

  *   Nationwide Multi-Flex Variable              Ohio         Nationwide Life Separate       Issuer of Annuity Contracts
      Account                                                  Account

  *   Nationwide VA Separate Account-A            Ohio         Nationwide Life and Annuity    Issuer of Annuity Contracts
                                                               Separate Account

  *   Nationwide VA Separate Account-B            Ohio         Nationwide Life and Annuity    Issuer of Annuity Contracts
                                                               Separate Account

  *   Nationwide VA Separate Account-C            Ohio         Nationwide Life and Annuity    Issuer of Annuity Contracts
                                                               Separate Account

      Nationwide VA Separate Account-Q            Ohio         Nationwide Life and Annuity    Issuer of Annuity Contracts
                                                               Separate Account

  *   Nationwide Variable Account                 Ohio         Nationwide Life Separate       Issuer of Annuity Contracts
                                                               Account

  *   Nationwide Variable Account-II              Ohio         Nationwide Life Separate       Issuer of Annuity Contracts
                                                               Account

  *   Nationwide Variable Account-3               Ohio         Nationwide Life Separate       Issuer of Annuity Contracts
                                                               Account

  *   Nationwide Variable Account-4               Ohio         Nationwide Life Separate       Issuer of Annuity Contracts
                                                               Account

  *   Nationwide Variable Account-5               Ohio         Nationwide Life Separate       Issuer of Annuity Contracts
                                                               Account

  *   Nationwide Variable Account-6               Ohio         Nationwide Life Separate       Issuer of Annuity Contracts
                                                               Account

  *   Nationwide Fidelity Advisor                 Ohio         Nationwide Life Separate       Issuer of Annuity Contracts
      Variable Account                                         Account

  *   Nationwide Variable Account-8               Ohio         Nationwide Life Separate       Issuer of Annuity Contracts
                                                               Account

  *   Nationwide VL Separate                      Ohio         Nationwide Life and Annuity    Issuer of Life Insurance
      Account-A                                                Separate Account               Contracts

  *   Nationwide VL Separate Account-B            Ohio         Nationwide Life and Annuity    Issuer of Life Insurance
                                                               Separate Account               Contracts

  *   Nationwide VLI Separate Account             Ohio         Nationwide Life Separate       Issuer of Life Insurance
                                                               Account                        Contracts

  *   Nationwide VLI Separate Account-2           Ohio         Nationwide Life Separate       Issuer of Life Insurance
                                                               Account                        Contracts

  *   Nationwide VLI Separate Account-3           Ohio         Nationwide Life Separate       Issuer of Life Insurance
                                                               Account                        Contracts

  *   Nationwide DCVA II                          Ohio         Nationwide Life Separate       Issuer of Annuity Contracts
                                                               Account





                                    76 of 84

                                                 NATIONWIDE INSURANCE ENTERPRISE                                        (left side}
 ______________________
| NATIONWIDE INSURANCE |
| GOLF CHARITIES, INC. |
|                      |
|     MEMBERSHIP       |
|     NONPROFIT        |
|    CORPORATION       |
|______________________|
 ________________________________________________________________________________________________
|                               EMPLOYERS INSURANCE OF WAUSAU                                    |
|                                    A MUTUAL COMPANY                                            |
|                                      (EMPLOYERS)                                               |_________________________________
|                         Contribution Note          Cost                                        |_________________________________
|                         -----------------          ----                                        |
|                         Casualty                   $400,000,000                                |
|________________________________________________________________________________________________|
                 |                                    |
    _____________|_________________      _____________|__________________       _____________________       __________________
   |      WAUSAU INSURANCE CO.     |    |        WAUSAU SERVICE          |     |                     |     |                  |
   |        (U.K.) LIMITED         |    |      CORPORATION (WSC)         |     |                     |     |                  |
   |                               |    |                                |     |  NATIONWIDE  LLOYDS |     |    COMPANIES     |
   |  Common Stock:   8,506,800    |    |   Common Stock:   1,000        |     |                     |     |                  |
   |  -------------   Shares       |    |   -------------   Shares       |_____|                     |_____|    AGENCY OF     |
   |                               |    |                                |_____|                     |_____|                  |
   |                  Cost         |    |                   Cost         |     |                     |     |    TEXAS, INC.   |
   |                  ----         |    |                   ----         |     |    A TEXAS LLOYDS   |     |                  |
   |  Employers--                  |    |   Employers--                  |     |                     |     |                  |
   |  100%            $15,683,300  |    |   100%            $106,763,000 |     |                     |     |                  |
   |_______________________________|    |________________________________|     |_____________________|     |__________________|
                                                        |
                                                        |     ______________________________
                                                        |    |        WAUSAU BUSINESS       |
                                                        |    |       INSURANCE COMPANY      |
                                                        |    |                              |
                                                        |    |  Common Stock:  10,900,000   |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 -----        |
                                                        |    |  WSC-100%       $21,800,000  |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |       WAUSAU UNDERWRITERS    |
                                                        |    |       INSURANCE COMPANY      |
                                                        |    |                              |
                                                        |    |  Common Stock:  8,750        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                  Cost        |
                                                        |    |                  ----        |
                                                        |    |  WSC-100%        $44,560,006 |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |       GREATER LA CROSSE      |
                                                        |    |       HEALTH PLANS, INC.     |
                                                        |    |                              |
                                                        |    |  Common Stock:  3,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-33.3%      $861,761     |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |       OF ALABAMA, INC.       |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $100         |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |











                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |       OF KENTUCKY, INC.      |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  ------------   Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $1,000       |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |     OF PENNSYLVANIA, INC.    |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $100         |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |     OF MASSACHUSETTS, INC.   |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $1,000       |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |       OF NEW YORK, INC.      |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $1,000       |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |       OF PHOENIX, INC.       |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $1,000       |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |         OF IDAHO, INC.       |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $1,000       |
                                                        |    |______________________________|
                                                        |
                                                        |
                                                        |     ______________________________
                                                        |    |     COUNTRYWIDE SERVICES     |
                                                        |    |          CORPORATION         |
                                                        |    |                              |
                                                        |    |  Common Stock:  100          |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $145,852     |
                                                        |    |______________________________|
                                                        |










                                                        |
                                                        |     ______________________________
                                                        |    |         WAUSAU GENERAL       |
                                                        |    |       INSURANCE COMPANY      |
                                                        |    |                              |
                                                        |    |  Common Stock:  200,000      |
                                                        |____|  ------------   Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $31,000,000  |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |     WAUSAU INTERNATIONAL     |
                                                        |    |         UNDERWRITERS         |
                                                        |    |                              |
                                                        |    |  Common Stock:  1,000        |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $10,000      |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |      INSURANCE SERVICES      |
                                                        |    |        OF CALIFORNIA         |
                                                        |    |                              |
                                                        |____|  Common Stock:  1,000        |
                                                        |    |  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $1,000       |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |        AMERICAN MARINE       |
                                                        |    |       UNDERWRITERS, INC.     |
                                                        |    |                              |
                                                        |    |  Common Stock:  20           |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $248,222     |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________
                                                        |    |       COMPANIES AGENCY       |
                                                        |    |       OF ILLINOIS, INC.      |
                                                        |    |                              |
                                                        |    |  Common Stock:  250          |
                                                        |____|  -------------  Shares       |
                                                        |    |                              |
                                                        |    |                 Cost         |
                                                        |    |                 ----         |
                                                        |    |  WSC-100%       $2,500       |
                                                        |    |______________________________|
                                                        |
                                                        |     ______________________________      _____________________________
                                                        |    |    COMPANIES AGENCY, INC.    |    |     PENSION ASSOCIATES      |
                                                        |    |                              |    |       OF WAUSAU, INC.       |
                                                        |    |                              |    |                             |
                                                        |    |  Common Stock:  100          |    |  Common Stock:  1,000       |
                                                        |____|  -------------  Shares       |____|  -------------  Shares      |
                                                             |                              |    |                             |
                                                             |                 Cost         |    |  Companies        Cost      |
                                                             |                 ----         |    |  Agency, Inc.     ----      |
                                                             |  WSC-100%       $10,000      |    |  (Wisconsin) --   $10,000   |
                                                             |______________________________|    |  100%                       |
                                                                                                 |_____________________________|

                                                  NATIONWIDE INSURANCE ENTERPRISE                                (right side)
                                                                                            _________________________________
                                                                                           |                                 |
                                                                                           |       NATIONWIDE INSURANCE      |
                                                                                           |      ENTERPRISE FOUNDATION      |
                                                                                           |                                 |
                                                                                           |            MEMBERSHIP           |
                                                                                           |            NONPROFIT            |
                                                                                           |           CORPORATION           |
                                                                                           |_________________________________|

    _________________________________________                                               ___________________________
   |                                         |                                             |                           |
___|           NATIONWIDE MUTUAL             |_____________________________________________|     NATIONWIDE MUTUAL     |
___|           INSURANCE COMPANY             |_____________________________________________|  FIRE INSURANCE COMPANY   |
   |              (CASUALTY)                 |                                             |          (FIRE)           |
   |_________________________________________|                                             |___________________________|
                  |                 ||  |________________________________________________________________        |
                  |                 ||  |                                                                |       |
    ______________|_______________  ||  |    _____________________________                  _____________|_______|______________
   |                              | ||  |   |                             |                |                                    |
   |      ALLNATIONS, INC.        | ||  |   |      NATIONWIDE GENERAL     |                |            NATIONWIDE              |
   |                              | ||  |   |      INSURANCE COMPANY      |                |            CORPORATION             |
   | Common Stock:  2,936         | ||  |   |                             |                |                                    |
   | -------------  Shares        | ||  |   | Common Stock: 20,000 Shares |                | Common Stock:           Control    |
   |                   Cost       | ||  |___| -------------               |                | -------------           -------    |
   |                   ----       | ||  |   |                             |                | $13,642,432             100%       |
   | Casualty-26%     $88,320     | ||  |   |                Cost         |                |                                    |
   | Fire-26%         $88,463     | ||  |   |                ----         |                |          Shares      Cost          |
   | Preferred Stock: 1,466 Shares| ||  |   | Casualty-100%    $5,944,422 |                |          -----       ----          |
   | ----------------             | ||  |   |_____________________________|                |  Casualty  12,992,922 $751,352,485 |
   |                  Cost        | ||  |                                                  |  Fire         649,510   24,007,936 |
   |                  ----        | ||  |                                                  |                                    |
   | Casualty-6.8%    $100,000    | ||  |                                                  |           (See Page 2)             |
   | Fire-6.8%        $100,000    | ||  |                                                  |____________________________________|
   |______________________________| ||  |
                                    ||  |
    _________________________       ||  |    _____________________________
   |                         |      ||  |   |                             |
   |      FARMLAND MUTUAL    |      ||  |   |     NATIONWIDE PROPERTY     |
   |     INSURANCE COMPANY   |      ||  |   |        AND CASUALTY         |
   |                         |      ||  |   |      INSURANCE COMPANY      |
   | Guaranty Fund           |______||  |   |                             |
   | -------------           |_______|  |   | Common Stock: 60,000 Shares |
   | Certificate             |          |   | -------------               |
   | -----------             |          |   |                   Cost      |
   |                         |          |   |                   ----      |
   |                Cost     |          |   | Casualty-100%    $6,000,000 |
   |                ----     |          |   |_____________________________|
   | Casualty       $500,000 |          |
   |_________________________|          |    _____________________________
                   |                    |   |                             |
                   |                    |   |      COLONIAL INSURANCE     |
    _______________|___________         |   |    COMPANY OF CALIFORNIA    |
   |          F & B, INC.      |        |   |         (COLONIAL)          |
   |                           |        |   |                             |
   | Common Stock:    1 Share  |        |___| Common Stock: 1,750 Shares  |
   | -------------             |        |   | -------------               |
   |                           |        |   |                 Cost        |
   |                   Cost    |        |   |                 ----        |
   |                   ----    |        |   | Casualty-100%   $11,750,000 |
   | Farmland Mutual-  $10     |        |   |_____________________________|
   | 100%                      |        |
   |___________________________|        |    _____________________________        __________________________
        ____________________________    |   |                             |      |                          |
       |                            |   |   |         SCOTTSDALE          |      |    NATIONAL PREMIUM &    |
       |   NATIONWIDE AGRIBUSINESS  |   |   |     INSURANCE COMPANY       |      |  BENEFIT ADMINISTRATION  |
       |     INSURANCE COMPANY      |   |   |                             |      |         COMPANY          |
       |                            |   |   | Common Stock: 30,136 Shares |      |                          |
       | Common Stock:  1,000,000   |___|___| -------------               |______| Common Stock: 10,000     |
       | -------------  Shares      |   |   |                             |      | ------------  Shares     |
       |                            |   |   |                Cost         |      |                          |
       |                            |   |   |                ----         |      |                   Cost   |
       |                            |   |   | Casualty-100%  $150,000,000 |      |                   ----   |
       | Casualty-99.9% $26,714,335 |   |   |_____________________________|      | Scottsdale-100%  $10,000 |
       |                            |   |                                        |__________________________|
       | Other Capital:             |   |
       | --------------             |   |
       | Casualty-Ptd.  $   713,567 |   |
       |____________________________|   |
                                        |




















                                        |
                                        |
                                        |
                                        |    _____________________________                       ______________________________
                                        |   |      NECKURA HOLDING        |                     |           NECKURA            |
                                        |   |     COMPANY (NECKURA)       |                     |      INSURANCE COMPANY       |
                                        |   |                             |                     |                              |
                                        |   | Common Stock: 10,000 Shares |                     | Common Stock: 6,000 Shares   |
                                        |___| -------------               |_____________________| -------------                |
                                        |   |                             |               |     |                              |
                                        |   |                 Cost        |               |     |               Cost           |
                                        |   |                 ---         |               |     |               ----           |
                                        |   | Casualty-100%   $87,943,140 |               |     | Neckura-100%  DM 6,000,000   |
                                        |   |_____________________________|               |     |______________________________|
                                        |                                                 |
                                        |                                                 |      _____________________________
                                        |                                                 |     |        NECKURA LIFE         |
                                        |                                                 |     |      INSURANCE COMPANY      |
                                        |                                                 |     |                             |
                                        |                                                 |     | Common Stock: 4,000 Shares  |
                                        |                                                 |_____| -------------               |
                                        |                                                 |     |                             |
                                        |                                                 |     |                  Cost       |
                                        |                                                 |     |                  ----       |
                                        |                                                 |     | Neckura-100%  DM 15,825,681 |
                                        |                                                 |     |_____________________________|
                                        |                                                 |
                                        |                                                 |      _____________________________
                                        |                                                 |     |      NECKURA GENERAL        |
                                        |                                                 |     |     INSURANCE COMPANY       |
                                        |                                                 |     |                             |
                                        |                                                 |     | Common Stock: 1,500 Shares  |
                                        |                                                 |_____| ------------                |
                                        |                                                 |     |                             |
                                        |                                                 |     |               Cost          |
                                        |                                                 |     |               ----          |
                                        |                                                 |     | Neckura-100%  DM 1,656,925  |
                                        |                                                 |     |_____________________________|
                                        |                                                 |
                                        |                                                 |      _____________________________
                                        |                                                 |     |      COLUMBUS INSURANCE     |
                                        |                                                 |     |    BROKERAGE AND SERVICE    |
                                        |                                                 |     |            GmbH             |
                                        |                                                 |     |                             |
                                        |                                                 |     | Common Stock: 1 Share       |
                                        |                                                 |_____| -------------               |
                                        |                                                 |     |                             |
                                        |                                                 |     |                Cost         |
                                        |                                                 |     |                -----        |
                                        |                                                 |     |  Neckura-100%   DM 51,639   |
                                        |                                                 |     |_____________________________|
                                        |                                                 |
                                        |                                                 |      _____________________________
                                        |                                                 |     |        AUTO DIREKT          |
                                        |                                                 |     |     INSURANCE COMPANY       |
                                        |                                                 |     |                             |
                                        |                                                 |     | Common Stock: 1,500 Shares  |
                                        |                                                 |     | -------------               |
                                        |                                                 |_____|                             |
                                        |                                                 |     |               Cost          |
                                        |                                                 |     |               ----          |
                                        |                                                 |     | Neckura-100%  DM 1,643,149  |
                                        |                                                 |     |_____________________________|
                                        |                                                 |
                                        |    _____________________________                |      ____________________________
                                        |   |          NATIONWIDE         |               |     |         SVM SALES          |
                                        |   |    DEVELOPMENT COMPANY      |               |     |           GmbH             |
                                        |   |                             |               |     |                            |
                                        |   | Common Stock: 99,000 Shares |               |     | Common Stock: 50 Shares    |
                                        |   | -------------               |               |_____| -------------              |
                                        |   |                             |                     |                            |
                                        |___|                Cost         |                     |              Cost          |
                                        |   |                ---          |                     |              ----          |
                                        |   | Casualty-100%  $15,100,000  |                     | Neckura-100%  DM 50,000    |
                                        |   | Other Capital:              |                     |____________________________|
                                        |   | --------------              |
                                        |   | Casualty-Ptd.  $ 2,796,100  |
                                        |   |_____________________________|
                                        |
                                        |


















                                        |    _____________________________
                                        |   |          SCOTTSDALE         |
                                        |   |      INDEMNITY COMPANY      |
                                        |   |                             |
                                        |___| Common Stock: 50,000 Shares |
                                        |   | -------------               |
                                        |   |                             |
                                        |   |                Cost         |
                                        |   |                ----         |
                                        |   | Casualty-100%  $8,800,000   |
                                        |   |_____________________________|
                                        |
                                        |    _____________________________
                                        |   |         NATIONWIDE          |
                                        |   |     INDEMNITY COMPANY       |
                                        |   |                             |
                                        |   | Common Stock: 28,000 Shares |
                                        |___| -------------               |
                                        |   |                             |
                                        |   |                Cost         |
                                        |   |                ----         |
                                        |   | Casualty-100%  $294,529,000 |
                                        |   |_____________________________|
                                        |
                                        |    _____________________________        __________________________
                                        |   |          LONE STAR          |      |   COLONIAL COUNTY MUTUAL |
                                        |   |     GENERAL AGENCY, INC.    |      |     INSURANCE COMPANY    |
                                        |   |                             |      |                          |
                                        |   | Common Stock:  1,000 Shares |______| Surplus Debentures:      |
                                        |___| -------------               |______| -------------------      |
                                        |   |                             |      |                          |
                                        |   |                Cost         |      |          Cost            |
                                        |   |                ----         |      |          ----            |
                                        |   | Casualty-100%  $5,000,000   |      | Colonial $500,000        |
                                        |   |_____________________________|      | Lone Star 150,000        |
                                        |                                        |__________________________|
                                        |
                                        |    _____________________________
                                        |   |         NATIONWIDE          |
                                        |   |      COMMUNITY URBAN        |
                                        |   |       REDEVELOPMENT         |
                                        |   |        CORPORATION          |
                                        |   |                             |
                                        |   | Common Stock: 10 Shares     |
                                        |___| -------------               |
                                        |   |                             |
                                        |   |                Cost         |
                                        |   |                ----         |
                                        |   | Casualty-100%  $1,000       |
                                        |   |_____________________________|
                                        |
                                        |    _____________________________
                                        |   |         INSURANCE           |
                                        |   |    INTERMEDIARIES, INC.     |
                                        |   |                             |
                                        |   | Common Stock: 1,615 Shares  |
                                        |___| -------------               |
                                        |   |                             |
                                        |   |                Cost         |
                                        |   |                ----         |
                                        |   | Casualty-100%  $1,615,000   |
                                        |   |_____________________________|
                                        |
                                        |    _____________________________
                                        |   |      NATIONWIDE CASH        |
                                        |   |    MANAGEMENT COMPANY       |
                                        |   |                             |
                                        |   | Common Stock: 100 Shares    |
                                        |   | -------------               |
                                        |___|                             |
                                        |   |                Cost         |
                                        |   |                ----         |
                                        |   | Casualty-90%   $9,000       |
                                        |   | NW Fin Serv-    1,000       |
                                        |   | 10%                         |
                                        |   |_____________________________|
                                        |
                                        |
                                        |    _____________________________
                                        |   |       CALIFORNIA CASH       |
                                        |   |     MANAGEMENT COMPANY      |
                                        |   |                             |
                                        |   | Common Stock:  90 Shares    |
                                        |___| -------------               |
                                        |   |                             |
                                        |   |                Cost         |
                                        |   |                ----         |
                                        |   | Casualty-100%  $9,000       |
                                        |   |_____________________________|
                                        |












                                        |
                                        |    _____________________________       __________________________
                                        |   |          NATIONWIDE         |     |       THE BEAK AND       |
                                        |   |     COMMUNICATIONS, INC.    |     |     WIRE CORPORATION     |
                                        |   |                             |     |                          |
                                        |   | Common Stock: 14,750 Shares |     | Common Stock: 750 Shares |
                                        |___| -------------               |_____| -------------            |
                                            |                             |     |                          |
                                            |                Cost         |     |           Cost           |
                                            |                ----         |     |           ----           |
                                            | Casualty-100%  $11,510,000  |     | NW Comm-  $531,000       |
                                            |                             |     | 100%                     |
                                            | Other Capital:              |     |__________________________|
                                            | --------------              |
                                            | Casualty-Ptd.     1,000,000 |
                                            |_____________________________|


                                                                                          Subsidiary Companies     - Solid Line
                                                                                          Contractual Association  - Double Line

                                                                                                          December 31, 1995

                                    78 of 84

                                              NATIONWIDE INSURANCE ENTERPRISE                                           (left side)
                                           _______________________________________
                                          |                                       |
                                          |          EMPLOYERS INSURANCE          |___________________________________________
                                          |              OF WAUSAU                |___________________________________________
                                          |           A MUTUAL COMPANY            |
                                          |_______________________________________|













                                                                                                        __________________________
                                                                                                       |
                                                                                           ____________|_________________
                                                                                          |   NATIONWIDE LIFE INSURANCE  |
                                                                                          |      COMPANY (NW LIFE)       |
                                                                                          |Common Stock: 3,814,779 Shares|
                                                                                          | -------------                |
                                                                                          |                              |
                                                                                          | NW Corp.-    Cost            |
                                                                                          | 100%         ----            |
                                                                                          |              $950,226,915    |
                                                                                          |______________________________|
                     _________________________________________________________________________________|
        ____________|_____________               ___________|_______________       |        ______________________________
       |        NATIONWIDE        |             |     NATIONAL CASUALTY     |      |       |      NATIONWIDE LIFE AND     |
       | FINANCIAL SERVICES, INC. |             |       COMPANY (NC)        |      |       |   ANNUITY INSURANCE COMPANY  |
       |     (NW FIN. SERV.)      |             | Common Stock: 100 Shares  |      |       |                              |
 ______|Common Stock: 7,676 Shares|             | -------------             |      |       | Common Stock: 66,000 Shares  |
 | ____|-------------             |             |                           |      |_______| -------------                |
 | |   |               Cost       |             |               Cost        |      |       | NW Life-       Cost          |
 | |   |               ----       |             |               ----        |      |       | 100%           ----          |
 | |   | NW Life-100% $5,996,261  |             | NW Life-100%  $66,132,811 |      |       |               $58,070,003    |
 | |   |__________________________|             |___________________________|      |       |______________________________|
 | |    __________________________               ___________|_______________       |        ________________________________
 | |   |         NATIONWIDE       |             |                           |      |       |        WEST COAST LIFE         |
 | |   |  INVESTOR SERVICES, INC. |             |                           |      |       |       INSURANCE COMPANY        |
 | |   |  Common Stock: 5 Shares  |             |   NCC OF AMERICA, INC.    |      |       | Common Stock:  1,000,000 Shares|
 | |___|  -------------           |             |         (INACTIVE)        |      |_______| -------------                  |
 | |   |  NW Fin. Serv.-100%      |             |                           |      |       |                                |
 | |   |                  Cost    |             |          NC-100%          |      |       |                     Cost       |
 | |   |                  ----    |             |                           |      |       |                     ----       |
 | |   |                  $5,000  |             |                           |      |       | NW Life-100%    $133,809,265   |
 | |   |__________________________|             |___________________________|      |       |________________________________|
 | |    __________________________               ______________________________    |        ____________________________
 | |   |        NATIONWIDE        |            | EMPLOYERS LIFE INSURANCE CO. |    |       |   NATIONWIDE PROPERTY     |
 | |   |        INVESTING         |            |     OF WAUSAU (ELIOW)        |    |       |    MANAGEMENT, INC.       |
 | |   |        FOUNDATION        |            |                              |    |       | Common Stock: 59 Shares   |
 | |___|                          |      ______| Common Stock: 250,000 Shares |____|_______| ------------              |
 |  ___|                          |      |     | -------------  Cost          |    |       |                 Cost      |
 | |   |                          |      |     |                ----          |    |       |                 ----      |
 | |   |                          |      |     | NW Life-100%   $155,000,000  |    |       |  NW Life-100%  $1,907,896 |
 | |   |   COMMON LAW TRUST       |      |     |______________________________|    |       |__________________________ |
 | |   |__________________________|      |                                         |                  |
 | |                                     |       _____________________________     |        __________|_______________
 | |    __________________________       |      |       WAUSAU PREFERRED      |    |       |   MRM INVESTMENTS, INC.   |
 | |   |        NATIONWIDE        |      |      |     HEALTH INSURANCE CO.    |    |       |                           |
 | |   |        INVESTING         |      |      |                             |    |       | Common Stock: 1 Share     |
 | |___|        FOUNDATION II     |      |______| Common Stock: 200 Shares    |    |       | ------------              |
 |  ___|                          |      |      | -------------               |    |       |                           |
 | |   |                          |      |      |                  Cost       |    |       |                 Cost      |
 | |   |                          |      |      |                  ----       |    |       |  Nat. Prop.     ----      |
 | |   |    COMMON LAW TRUST      |      |      |  ELIOW -- 100%  $57,413,193 |    |       |  Mgmt.-100%    $550,000   |
 | |   |__________________________|      |      |_____________________________|    |       |___________________________|
 | |                                     |                                         |
 | |                                     |       _____________________________     |       ___________________________
 | |    __________________________       |      |    KEY HEALTH PLAN, INC.    |    |      |          NWE, INC.        |
 | |   |       NATIONWIDE         |      |      |                             |    |      |                           |
 | |   |    SEPARATE ACCOUNT      |      |______| Common Stock:  1,000 Shares |    |______| Common Stock: 100 Shares  |
 | |   |          TRUST           |             | -------------               |           | ------------              |
 | |___|                          |             |                  Cost       |           |                 Cost      |
 |  ___|                          |             |                  ----       |           |                 ----      |
 | |   |    COMMON LAW TRUST      |             | ELIOW-80%        $2,700,000 |           |  NW Life-100% $35,971,375 |
 | |   |                          |             |_____________________________|           |___________________________|
 | |   |__________________________|
 | |
 | |    __________________________
 | |   |    FINANCIAL HORIZONS    |
 | |   |    INVESTMENT TRUST      |
 | |___|                          |
 |_____|                          |
       |    COMMON LAW TRUST      |
       |__________________________|

                                              NATIONWIDE INSURANCE ENTERPRISE                                           (middle)

                                 _______________________________________
                                |                                       |
________________________________|          NATIONWIDE MUTUAL            |___________________________________________________________
________________________________|          INSURANCE COMPANY            |___________________________________________________________
                                |              (CASUALTY)               |
                                |_______________________________________|
                                                    |               _______________________________________________________________
                                  __________________|______________|___
                                 |  NATIONWIDE CORPORATION (NW Corp)   |
                                 | Common Stock:     Control:          |
                                 | -------------     -------           |
                                 |  13,642,432         100%            |
                                 |                                     |
                                 |           Shares       Cost         |
                                 |           ------       ----         |
                                 | Casualty   12,992,922  $751,352,485 |
                                 | Fire          649,510    24,007,936 |
                                 |_____________________________________|
                                                    |
____________________________________________________|______________________________________________________________________________
                   |                                                    |                                          |
        ___________|_________________                      _____________|_____________                 ____________|______________
       | PUBLIC EMPLOYEES BENEFIT     |                   |      GATES, McDONALD      |               |    NATIONWIDE FINANCIAL   |
       |SERVICES CORPORATION (PEBSCO) |                   |      & COMPANY (GATES)    |               |  INSTITUTION DISTRIBUTORS |
 ______| Common Stock: 236,494 Shares |                   | Common Stock: 254 Shares  |               |      AGENCY, INC. (NFIDAI)|
|  ____| -------------                |                   | -------------             |___       _____| Common Stock: 1,000 Shares|
| |    |               Cost           |                   |                           |   |     |  ___| -------------             |
| |    | NW Corp.-     ----           |                   |               Cost        |   |     | |   |               Cost        |
| |    | 100%          $ 7,830,936    |                   |               ----        |   |     | |   | NW Corp.      ----        |
| |    |______________________________|                   | NW Corp.-     $25,683,532 |   |     | |   | 100%          $19,501,000 |
| |                                                       | 100%                      |   |     | |   |___________________________|
| |                                                       |___________________________|   |     | |
| |                                                                                       |     | |
| |                                                        ___________________________    |     | |
| |     ____________________________                      |  GATES, McDONALD & COMPANY|   |     | |    ___________________________
| |    |     PEBSCO SECURITIES      |                     |     OF NEW YORK, INC.     |   |     | |   |    FINANCIAL HORIZONS     |
| |    |           CORP.            |                     | Common Stock: 3 Shares    |   |     | |   |     DISTRIBUTORS AGY.     |
| |____| Common Stock: 5,000 Shares |                     | -------------             |___|     | |   |      OF ALABAMA, INC.     |
| |    | -------------              |                     |                           |   |     | |___|Common Stock: 10,000 Shares|
| |    |                  Cost      |                     |                Cost       |   |     | |   |-----------                |
| |    |                  ----      |                     |                ----       |   |     | |   |               Cost        |
| |    |     PEBSCO-100%  $25,000   |                     | Gates-100%     $106,947   |   |     | |   |               ----        |
| |    |____________________________|                     |                           |   |     | |   | NFIDAI-100%    $100       |
| |                                                       |___________________________|   |     | |   |___________________________|
| |                                                                                       |     | |
| |                                                                                       |     | |
| |                                                        ___________________________    |     | |
| |     ____________________________                      |  GATES, McDONALD & COMPANY|   |     | |
| |    |          PEBSCO OF         |                     |         OF NEVADA         |   |     | |    ___________________________
| |    |           ALABAMA          |                     |                           |   |     | |   |    LANDMARK FINANCIAL     |
| |    |Common Stock: 100,000 Shares|                     |   Common Stock: 40 Shares |___|     | |   |        SERVICES OF        |
| |____|-------------               |                     |                           |         | |   |       NEW YORK, INC.      |
| |    |                   Cost     |                     |   Gates-100%    Cost      |         | |___|Common Stock: 10,000 Shares|
| |    |                   ----     |                     |                 ----      |         | |   |-------------              |
| |    |  PEBSCO-100%      $1,000   |                     |                 $93,750   |         | |   |               Cost        |
| |    |____________________________|                     |___________________________|         | |   |               ----        |
| |                                                                                             | |   | NFIDAI-100%    $10,100    |
| |                                                                                             | |   |___________________________|
| |                                                                                             | |
| |                                                                                             | |
| |     ____________________________                                                            | |
| |    |         PEBSCO OF          |                                                           | |
| |    |         ARKANSAS           |                                                           | |    ___________________________
| |    | Common Stock: 50,000 Shares|                                                           | |   |    FINANCIAL HORIZONS     |
| |____| -------------              |                                                           | |   |      SECURITIES CORP.     |
| |    |                  Cost      |                           ________________________________|_|___|Common Stock: 10,000 Shares|
| |    |                  ----      |                          |  AFFILIATE AGENCY, INC.   |    | |   |-------------              |
| |    | PEBSCO-100%      $500      |                          |                           |    | |   |               Cost        |
| |    |____________________________|                          |  Common Stock: 100 Shares |    | |   |               ----        |
| |                                                            |                           |    | |   | NFIDAI-100%   $153,000    |
| |                                                            |   NFIDAI-100%   Cost      |    | |   |___________________________|
| |                                                            |                 ----      |    | |
| |     ___________________________                            |                 $100      |    | |
| |    | PEBSCO OF MASSACHUSETTS   |                           |___________________________|    | |
| |    |  INSURANCE AGENCY, INC.   |                                                            | |    ___________________________
| |____| Common Stock: 1,000 Shares|                                                            | |   |                           |
| |    | -------------             |                                                            | |   |     FINANCIAL HORIZONS    |
| |    |                   Cost    |                                                            | |___|        DISTRIBUTORS       |
| |    |                   ----    |                                                            |  ___|       AGENCY OF OHIO,     |
| |    | PEBSCO-100%      $1,000   |                                                            | |   |            INC.           |
| |    |___________________________|                                                            | |   |___________________________|
| |                                                                                             | |
| |                                                                                             | |












| |                                                                                             | |
| |     ___________________________                                                             | |    ___________________________
| |    |         PEBSCO OF         |                                                            | |   |                           |
| |    |         MONTANA           |                                                            | |___|     FINANCIAL HORIZONS    |
| |____| Common Stock: 500 Shares  |                                                            |  ___|    DISTRIBUTORS AGENCY    |
| |    | -------------             |                                                            | |   |     OF OKLAHOMA, INC.     |
| |    |                  Cost     |                                                            | |   |___________________________|
| |    |                  ----     |                                                            | |
| |    | PEBSCO-100%      $500     |                                                            | |
| |    |___________________________|                                                            | |
| |                                                                                             | |
| |     ___________________________                                                             | |
| |    |         PEBSCO OF         |                                                            | |    ___________________________
| |    |         NEW MEXICO        |                                                            | |   |                           |
| |    |                           |                                                            | |___|    FINANCIAL HORIZONS     |
| |____|Common Stock: 1,000 Shares |                                                            |  ___|    DISTRIBUTORS AGENCY    |
| |    |-------------              |                                                            | |   |       OF TEXAS, INC.      |
| |    |                   Cost    |                                                            | |   |___________________________|
| |    |                   -----   |                                                            | |
| |    | PEBSCO-100%      $1,000   |                                                            | |
| |    |___________________________|                                                            | |    ___________________________
| |                                                                                             | |   |                           |
| |     ___________________________                                                             | |___|         AFFILIATE         |
| |____|                           |                                                            |_____|         AGENCY OF         |
|______|         PEBSCO OF         |                                                                  |         OHIO, INC.        |
       |        TEXAS, INC.        |                                                                  |                           |
       |___________________________|                                                                  |___________________________|



                                              NATIONWIDE INSURANCE ENTERPRISE                                           (right side)
                       _______________________________________
                      |                                       |
______________________|          NATIONWIDE MUTUAL            |
______________________|        FIRE INSURANCE COMPANY         |
                      |               (FIRE)                  |
                      |_______________________________________|
________________________________________|











____________________________________________________________________
                        |                        |                  |
           _____________|_____________           |      ____________|______________
          |      NEA VALUEBUILDER     |          |     |    NATIONWIDE HMO, INC.   |
          |  INVESTOR SERVICES, INC.  |          |     |         (NW HMO)          |
          |           (NEA)           |          |     | Common Stock: 100 Shares  |
   _______| Common Stock: 500 Shares  |          |_____| ------------              |
  |  _____| -------------             |          |     |               Cost        |
  | |     |               Cost        |          |     |               ----        |
  | |     | NW Corp.-     ----        |          |     | NW Corp.-                 |
  | |     | 100%          $5,000      |          |     | 100%          $14,603,732 |
  | |     |___________________________|          |     |___________________________|
  | |                                            |
  | |      ___________________________           |      ___________________________
  | |     |      NEA VALUEBUILDER     |          |     |    INHEALTH MANAGEMENT    |
  | |     |     INVESTOR SERVICES     |          |     |       SYSTEMS, INC.       |
  | |_____|      OF ALABAMA, INC.     |          |     | Common Stock: 100 Shares  |
  | |     | Common Stock: 500 Shares  |          |_____| -------------             |
  | |     | -------------             |          |     |                           |
  | |     |               Cost        |          |     |               Cost        |
  | |     |               ----        |          |     | NW HMO        ----        |
  | |     | NEA-100%      $5,000      |          |     | INC.-100%   $25,149       |
  | |     |___________________________|          |     |___________________________|
  | |                                            |
  | |      ___________________________           |      ___________________________
  | |     |      NEA VALUEBUILDER     |          |     |         INHEALTH          |
  | |     |     INVESTOR SERVICES     |          |     |        AGENCY, INC.       |
  | |     |      OF MONTANA, INC.     |          |     | Common Stock: 100 Shares  |
  | |_____| Common Stock: 500 Shares  |          |_____| -------------             |
  | |     | -------------             |                |               Cost        |
  | |     |               Cost        |                | NW HMO        ----        |
  | |     |               -----       |                | INC.-99%   $116,077       |
  | |     | NEA-100%      $500        |                |___________________________|
  | |     |___________________________|
  | |
  | |      ___________________________
  | |     |      NEA VALUEBUILDER     |
  | |     |     INVESTOR SERVICES     |
  | |_____|       OF NEVADA, INC.     |
  | |     | Common Stock:  500 Shares |
  | |     | -------------  Cost       |
  | |     |                ----       |
  | |     | NEA-100%       $500       |
  | |     |___________________________|
  | |
  | |      ___________________________
  | |     |      NEA VALUEBUILDER     |
  | |     |     INVESTOR SERVICES     |
  | |_____|        OF OHIO, INC.      |
  | |     | Common Stock:  100 Shares |
  | |     | -------------  Cost       |
  | |     |                ----       |
  | |     | NEA-91%        $5,000     |
  | |     |___________________________|
  | |
  | |      ___________________________
  | |     |      NEA VALUEBUILDER     |
  | |     |     INVESTOR SERVICES     |
  | |_____|      OF WYOMING, INC.     |
  | |     | Common Stock:  500 Shares |
  | |     | -------------  Cost       |
  | |     |                ----       |
  | |     | NEA-100%       $500       |
  | |     |___________________________|
  | |
  | |      ___________________________
  | |     |                           |
  | |     |      NEA VALUEBUILDER     |
  | |_____|     INVESTOR SERVICES     |
  | |     |       OF TEXAS, INC.      |
  | |     |                           |
  | |     |___________________________|









  | |
  | |      ___________________________
  | |     |                           |
  | |_____|      NEA VALUEBUILDER     |
  |_______|     INVESTOR SERVICES     |
          |      OF OKLAHOMA, INC.    |
          |                           |
          |___________________________|






Subsidiary Companies     --  Solid Line
Contractual Association  --  Double Line

December 31, 1995

Item 27.     NUMBER OF CONTRACT OWNERS

             N/A

Item 28.     INDEMNIFICATION

             Provision is made in the Company's Amended Code of Regulations and expressly authorized by the General Corporation Law of the State of Ohio, for indemnification by the Company of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person is or was a director, officer or employee of the Company, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the extent and under the circumstances permitted by the General Corporation Law of the State of Ohio.

             Insofar as indemnification for liabilities arising under the Securities Act of 1933 ("Act") may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.     PRINCIPAL UNDERWRITER

             (a) Nationwide Advisory Services, Inc. ("NAS") acts as general distributor for the Nationwide Multi-Flex Variable Account, Nationwide DC Variable Account, Nationwide DCVA II, Nationwide Variable Account-II, Nationwide Variable Account-5, Nationwide Variable Account-6, Nationwide Variable Account-8, Nationwide VA Separate Account-A, Nationwide VA Separate Account-B, Nationwide VA Separate Account-C, Nationwide VL Separate Account-A, Nationwide VL Separate Account-B, Nationwide VLI Separate Account-2, Nationwide VLI Separate Account-3, NACo Variable Account and the Nationwide Variable Account, all of which are separate investment accounts of the Company or its affiliates.

                   NAS also acts as principal underwriter for the Nationwide Investing Foundation, Nationwide Separate Account Trust, Financial Horizons Investment Trust, and Nationwide Investing Foundation II, which are open-end management investment companies.




         (b)                   NATIONWIDE ADVISORY SERVICES, INC.
                                     DIRECTORS AND OFFICERS


                                                                     POSITIONS AND OFFICES
         NAME AND BUSINESS ADDRESS                                     WITH UNDERWRITER
Joseph J. Gasper                                                    President and Director
One Nationwide Plaza
Columbus, Ohio  43215

D. Richard McFerson                                         Chairman of the Board of Directors and
One Nationwide Plaza                                                     Chairman and
Columbus, OH  43215                                           Chief Executive Officer--Nationwide
                                                               Insurance Enterprise and Director

Gordon E. McCutchan                                            Executive Vice President-Law and
One Nationwide Plaza                                            Corporate Services and Director
Columbus, OH  43215





                                    79 of 84

             (b)
                      NATIONWIDE ADVISORY SERVICES, INC.
                              DIRECTORS AND OFFICERS
Robert A. Oakley                                          Executive Vice President - Chief Financial
One Nationwide Plaza                                                 Officer and Director
Columbus, Ohio  43215

Robert J. Woodward                                             Executive Vice President - Chief
One Nationwide Plaza                                            Investment Officer and Director
Columbus, Ohio 43215

W. Sidney Druen                                                    Senior Vice President and
One Nationwide Plaza                                                  General Counsel and
Columbus, OH  43215                                                   Assistant Secretary

James F. Laird, Jr.                                               Vice President and General
One Nationwide Plaza                                                        Manager
Columbus, OH  43215

Peter J. Neckermann                                                     Vice President
One Nationwide Plaza
Columbus, OH  43215

Harry S. Schermer                                                Vice President - Investments
One Nationwide Plaza
Columbus, OH  43215

Rae I. Mercer                                                              Secretary
One Nationwide Plaza
Columbus, OH  43215

William G. Goslee                                                          Treasurer
One Nationwide Plaza
Columbus, Ohio  43215


  (c)  NAME OF     NET UNDERWRITING    COMPENSATION ON
      PRINCIPAL      DISCOUNTS AND      REDEMPTION OR        BROKERAGE
     UNDERWRITER      COMMISSIONS       ANNUITIZATION       COMMISSIONS      COMPENSATION
      Nationwide          N/A                N/A                N/A               N/A
       Advisory
       --------
      Services,
         Inc.





                                    80 of 84

<<>>
Item 30.     LOCATION OF ACCOUNTS AND RECORDS

             Robert O. Cline
             Nationwide Life Insurance Company
             One Nationwide Plaza
             Columbus, OH  43216

Item 31.     MANAGEMENT SERVICES

             Not Applicable

Item 32.     UNDERTAKINGS

             The Registrant hereby undertakes to:

             (a) file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

             (b) include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a post card or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

             (c) deliver any Statement of Additional Information and any financial statements required to be made available under this form promptly upon written or oral request.


             (d) Nationwide Life and Annuity Insurance Company ("Company"), for itself and on behalf of its Nationwide VA Separate Account-B, hereby represents that aggregate fees and charges associated with the contracts described in this registration statement, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Company.


             The Registrant hereby represents that any contract offered by the prospectus and which is issued pursuant to Section 403(b) of the Code, is issued by the Registrant in reliance upon, and in compliance with, the Securities and Exchange Commission's no-action letter to the American Council of Life Insurance (publicly available November 28, 1988) which permits withdrawal restrictions to the extent necessary to comply with IRC Section 403(b)(11).





                                    81 of 84

                                   Offered by
                 Nationwide Life and Annuity Insurance Company





                 NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY





                        NATIONWIDE VA SEPARATE ACCOUNT-B

                 INDIVIDUAL DEFERRED VARIABLE ANNUITY CONTRACT





                                   PROSPECTUS






                               December 27, 1996






                                    82 of 84

                              ACCOUNTANTS' CONSENT


The Board of Directors of Nationwide Life and Annuity Insurance Company
         (formerly Financial Horizons Life Insurance Company):

We consent to the use of our report included herein and to the reference to our firm under the heading "Services" in the Statement of Additional Information.



                                                           KPMG Peat Marwick LLP


Columbus, Ohio

December 18, 1996






                                    83 of 84

                                   SIGNATURES


As required by the Securities Act of 1933, the Registrant, NATIONWIDE VA SEPARATE ACCOUNT-B, has caused this Pre-Effective Amendment No. 1 to be signed on its behalf in the City of Columbus, and State of Ohio, on this 18th day of December, 1996.


                                        NATIONWIDE VA SEPARATE ACCOUNT-B
                                  --------------------------------------------
                                                  (Registrant)


                                  NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY
                                  ---------------------------------------------
                                                   (Depositor)

                                               By/s/JOSEPH P. RATH
                                  --------------------------------------------
                                                 Joseph P. Rath
                                               Vice President and
                                            Associate General Counsel


As required by the Securities Act of 1933, this Pre-Effective Amendment No. 1 has been signed by the following persons in the capacities indicated on the 18th day of December, 1996.


         SIGNATURE                                TITLE
LEWIS J. ALPHIN                                  Director
---------------------------
Lewis J. Alphin

KEITH W. ECKEL                                   Director
---------------------------
Keith W. Eckel

WILLARD J. ENGEL                                 Director
---------------------------
Willard J. Engel

FRED C. FINNEY                                   Director
---------------------------
Fred C. Finney

CHARLES L. FUELLGRAF, JR.                        Director
---------------------------
Charles L. Fuellgraf, Jr.

JOSEPH J. GASPER                        President/Chief Operating
---------------------------                Officer and Director
Joseph J. Gasper                    Chairman of the Board and Director

HENRY S. HOLLOWAY
---------------------------
Henry S. Holloway

D. RICHARD MCFERSON               Chairman and Chief Executive Officer--
---------------------------    Nationwide Insurance Enterprise and Director
D. Richard McFerson

DAVID O. MILLER                                  Director
---------------------------
David O. Miller

C. RAY NOECKER                                   Director
---------------------------
C. Ray Noecker

ROBERT A. OAKLEY                        Executive Vice President-
---------------------------    Nationwide Insurance Enterprise and Director
Robert A. Oakley

JAMES F. PATTERSON                               Director                              By/s/JOSEPH P. RATH
---------------------------                                                     ---------------------------------
James F. Patterson                                                                          Joseph P. Rath
                                                                                            Attorney-in-Fact

ARDEN L. SHISLER                                 Director
---------------------------
Arden L. Shisler

ROBERT L. STEWART                                Director
---------------------------
Robert L. Stewart

NANCY C. THOMAS                                  Director
---------------------------
Nancy C. Thomas

HAROLD W. WEIHL                                  Director
---------------------------
Harold W. Weihl





                                    84 of 84

                               POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned as directors and/or officers of NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY, an Ohio corporation, which has filed or will file with the Securities and Exchange Commission under the provisions of the Securities Act of 1933, as amended, various Registration Statements and amendments thereto for the registration under said Act of Individual Deferred Variable Annuity Contracts in connection with the Nationwide VA Separate Account-A, the Nationwide VA Separate Account-B, the Nationwide VA Separate Account-C and the Nationwide VA Separate Account-Q and the registration of fixed interest rate options subject to a market value adjustment offered under some or all of the aforementioned Individual Variable Annuity Contracts in connection with the Nationwide Multiple Maturity Separate Account-A; and the registration of variable life insurance policies in connection with the Nationwide VL Separate Account-A and Nationwide VL Separate Account-B of Nationwide Life and Annuity Insurance Company, hereby constitutes and appoints D. Richard McFerson, Joseph J. Gasper, Gordon E. McCutchan, W. Sidney Druen, and Joseph P. Rath, and each of them with power to act without the others, his/her attorney, with full power of substitution and resubstitution, for and in his/her name, place and stead, in any and all capacities, to approve, and sign such Registration Statements and any and all amendments thereto, with power to affix the corporate seal of said corporation thereto and to attest said seal and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys, and each of them, full power and authority to do and perform all and every act and thing requisite to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming that which said attorneys, or any of them, may lawfully do or cause to be done by virtue hereof. This instrument may be executed in one or more counterparts.

     IN WITNESS WHEREOF, the undersigned have herewith set their names and seals as of this 9th day of August, 1996.



/s/ LEWIS J. ALPHIN                                              /s/ DAVID O. MILLER
------------------------------------------------------           ------------------------------------------------------
Lewis J. Alphin, Director                                        David O. Miller, Director

/s/ KEITH W. ECKEL                                               /s/ C. RAY NOECKER
------------------------------------------------------           ------------------------------------------------------
Keith W. Eckel, Director                                         C. Ray Noecker, Director

/s/ WILLARD J. ENGEL                                             /s/ ROBERT A. OAKLEY
------------------------------------------------------           ------------------------------------------------------
Willard J. Engel, Director                                       Robert A. Oakley, Executive Vice President
                                                                 and Chief Financial Officer
/s/ FRED C. FINNEY
------------------------------------------------------           /s/ JAMES F. PATTERSON
Fred C. Finney, Director                                         ------------------------------------------------------
                                                                 James F. Patterson, Director
/s/ CHARLES L. FUELLGRAF, JR.
------------------------------------------------------           /s/ ARDEN L. SHISLER
Charles L. Fuellgraf, Jr., Director                              ------------------------------------------------------
                                                                 Arden L. Shisler, Director
/s/ JOSEPH J. GASPER
------------------------------------------------------           /s/ ROBERT L. STEWART
Joseph J. Gasper, President and                                  ------------------------------------------------------
Chief Operating Officer and Director                             Robert L. Stewart, Director

/s/ HENRY S. HOLLOWAY                                            /s/ NANCY C. THOMAS
------------------------------------------------------           ------------------------------------------------------
Henry S. Holloway, Chairman of the Board, Director               Nancy C. Thomas, Director

/s/ D. RICHARD MCFERSON                                          /s/ HAROLD W. WEIHL
------------------------------------------------------           ------------------------------------------------------
D. Richard McFerson, Chairman and                                Harold W. Weihl, Director
Chief Executive Officer-Nationwide
Insurance Enterprise and Director


                 NATIONWIDE LIFE AND ANNUITY INSURANCE COMPANY

                       NATIONWIDE VA SEPARATE ACCOUNT - B

     INDIVIDUAL MODIFIED SINGLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACTS

                              EXHIBITS TO FORM N-4

                             SEC FILE NO. 333-11415